Exhibit 1.1

NORTH AMERICAN PALLADIUM LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2011

Dated as of March 30, 2012

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	2
CORPORATE STRUCTURE	3
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	4
Three Year History and Significant Acquisitions	4
Business Overview	8
Overview of the Principal Markets	10
Mineral Properties in Ontario	12
Mineral Properties in Quebec	19
Grassroots Exploration and Corporate Development	24
Mineral Reserve and Mineral Resource Tables	25
MATERIAL PROPERTIES	27
Lac des Iles Mine	27
Vezza Project	43
Sleeping Giant Mine and Mill Complex	54
ENVIRONMENT	63
FINANCING	65
DIVIDENDS	66
CAPITAL STRUCTURE	66
MARKET FOR SECURITIES	67
Trading Price and Volume	67
DIRECTORS AND EXECUTIVE OFFICERS	68
LEGAL PROCEEDINGS	71
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	72
TRANSFER AGENT AND REGISTRAR	72
MATERIAL CONTRACTS	72
INTERESTS OF EXPERTS	73
RISK FACTORS	73
AUDIT COMMITTEE INFORMATION	83
ADDITIONAL INFORMATION	84
AUDIT COMMITTEE MANDATE	85
IMPERIAL-METRIC CONVERSION TABLE	90
GLOSSARY OF TERMS	90

FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains ‘forward-looking statements’, which include future-oriented financial information, within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward looking statements. The words ‘expect’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘plan’, ‘may’, ‘will’, ‘intend’, ‘estimate’, and similar expressions identify forward-looking statements, although these words may not be present in all forward-looking statements.  Forward-looking statements included in this AIF include, without limitation: information as to our strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or expenditures, operating cost estimates, mining or milling methods, projected exploration results and other statements that express management’s expectations or estimates of future performance.

North American Palladium Ltd. and its subsidiaries (“NAP” or the “Company”) caution the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that commodity prices and foreign exchange rates may fluctuate; the possibility that general economic conditions may deteriorate; the inability to meet production level and operating cost estimates; inaccuracy of mineral resource and reserve estimates; the demand for, and cost of, exploration, development and construction services; the risks related to future exploration programs, including the risk that future exploration will not replace mineral resources and mineral reserves that become depleted; the risks related to acquisitions and the failure to adequately integrate acquired mining companies and properties; inherent risks associated with mining and processing including environmental hazards; the failure to achieve or maintain projected production levels; the potential uncertainty related to title to the Company’s mineral properties; the risk that the Company may not be able to obtain external financing; the Company’s dependence on a third party for smelting and refining the concentrate that is produced at the Lac des Iles mill; employment disruptions, including in connection with collective agreements between the Company and unions; environmental and other regulatory requirements; the costs of complying with environmental legislation and government regulations; the risk that permits and regulatory approvals necessary to conduct operations will not be available on a timely basis, on reasonable terms or at all; loss of key personnel; competition from other producers of platinum group metals (“PGMs”) and gold and from potential new producers; risks involved in current or future litigation (including class actions) or regulatory proceedings; the development of new technology or new alloys that could reduce the demand for palladium; the ability of the Company to comply with the terms of its credit facility, senior secured notes or future credit facilities; risks related to the Company’s hedging strategies; lack of infrastructure necessary to develop the Company’s projects; the ability of the Company to maintain adequate internal control over financial reporting and disclosure controls and procedures; and the ability of shareholders in the United States to enforce civil liabilities against a Canadian corporation.

Forward-looking statements, including future-oriented financial information, are necessarily based on a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this AIF, which may prove to be incorrect, include, but are not limited to the following: that the Lac des Iles mine and the Vezza project will be and remain viable operationally and economically; project and mine development plans will proceed as expected; expectations for mill feed head grade and mill performance will be as expected; the plans for mine production, mine development, mill production and exploration will proceed as expected; market fundamentals will result in reasonable demand and prices for palladium, gold and by-product metals in the future, the Company will not be subject to any environmental disasters, significant regulatory changes or material labour disruptions; the advice the Company has received from its employees, consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, engineering, mine planning, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models used to calculate mineral resources and mineral reserves are appropriate and accurate; the Company will be able to attract and retain qualified employees; and financing will be available on reasonable terms. The forward-looking statements are not guarantees of future performance.

The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

The information in this AIF is presented as at December 31, 2011 unless otherwise indicated.

All dollar amounts referred to herein are in Canadian dollars unless stated otherwise. Unless otherwise indicated, all financial information included herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  In 2010, the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) was revised to incorporate IFRS), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis.  For all periods up to and including the year ended December 31, 2010, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles. For all periods from January 1, 2011 onwards, the Company prepared its consolidated financial statements in accordance with IFRS, with retrospective restatement of prior year comparatives as required under IFRS.

Unless otherwise indicated, all reserve and resource estimates included in this annual information form have been prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this document uses the terms “measured resources,” “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this annual information form may not be comparable with information made public by companies that report in accordance with U.S. standards.

CORPORATE STRUCTURE

The Company was incorporated under the Mining Companies Act (Quebec) by letters patent in 1968 under the name Madeleine Mines Ltd. The Company completed its initial public offering in 1968 and has been listed with the Toronto Stock Exchange since December 19, 1968.  In January 1992, Madeleine Mines Ltd. was amalgamated with 2945-2521 Quebec Inc. and the amalgamated company was wound up into the federally incorporated parent company, 2750538 Canada Inc. (“2750538”). This entity changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd. The Company continues to exist under the Canada Business Corporations Act (“CBCA”).  The Company has two wholly-owned subsidiaries: Lac des Iles Mines Ltd. (“LDI”) and NAP Quebec Mines Ltd. (“NAP Quebec”) (formerly Cadiscor Resources Inc.).

In 1991, LDI was incorporated under the CBCA as a subsidiary of Madeleine Mines Ltd. to hold a 50% interest in the Lac des Iles palladium property located approximately 85 kilometres northwest of the city of Thunder Bay. In 1994, LDI acquired the remaining 50% interest in the Lac des Iles property from the Sheridan Platinum Group Ltd. to become the sole owner of the property.

In 2006, Cadiscor Resources Inc. (“Cadiscor”) was incorporated under the CBCA. On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under Section 192 of the CBCA and Cadiscor became a wholly-owned subsidiary of NAP. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd.

On May 10, 2010, the Company acquired the Vezza project located near the town of Matagami from Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) and the project was subsequently transferred to NAP Quebec. NAP Quebec owns various other gold properties located in Quebec, including the Sleeping Giant mine and mill located between the towns of Matagami and Amos, the Flordin property located approximately 31 kilometres north of the town of Lebel-sur-Quévillon, the Discovery project located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, and the Dormex property located adjacent to the Sleeping Giant mine and mill.

On May 20, 2010, the shareholders of the Company passed a special resolution authorizing an amendment to the articles of incorporation to cancel the class of shares of the Company known as the “special shares”. The Company had inherited these special shares by virtue of the amalgamation with 2750538 described above.

The Company’s head and registered office is located at 200 Bay Street, Suite 2350, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2J2, Canada, Telephone: (416) 360-7590, Facsimile: (416) 360-7709.

The following chart describes the Company’s subsidiaries as at March 30, 2012. The percentage ownership is indicated for each entity.

# North American Palladium Ltd. – Corporate Chart

North American Palladium Ltd.
Canada
100%
50%
100%
Lac des Iles Mines Ltd.
Canada
Shebandowan JV
Ontario
NAP Quebec Mines Ltd.
Canada
Lac des Iles Mine
Ontario
100%
100%
Legris Lake Property
(Option Agreement)
Ontario
Tib Lake Property
(Option Agreement)
Ontario
100%
100%
Salmi Property
(Option Agreement)
Ontario
Eleph Lake Property
(Option Agreement)
Ontario
100%
100%
Shabaqua Property
(Option Agreement)
Ontario
Vezza Project
Quebec
100%
100%
Sleeping Giant Mine & Mill
Quebec
Dormex Property
Quebec
100%
100%
Discovery Project
Quebec
Flordin Property
Quebec
100%
50%
Laflamme JV
(Option Agreement)
Quebec
Cameron Shear JV
(Option Agreement)
Quebec
50%
100%
Harricana North
Quebec
100%
Florence Property
Quebec

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Three Year History and Significant Acquisitions

In January 2009, the Company filed an updated mineral resource estimate prepared by Roscoe Postle Associates Inc. (“RPA”) (formerly Scott Wilson Roscoe Postle Associates Inc.) on the Offset Zone at the Lac des Iles mine (the “Offset Zone”), which upgraded the indicated resource in the Offset Zone by 280%.  A technical report for the entire Lac des Iles mine, including the Offset Zone, was filed on March 13, 2009.

On May 26, 2009, the Company and Cadiscor completed a court approved statutory plan of arrangement, whereby the Company purchased all of the outstanding common shares of Cadiscor. Cadiscor shareholders received 0.33 common shares in the capital of NAP (“Common Shares”) for each Cadiscor common share. As a result of the acquisition, Cadiscor became a wholly-owned subsidiary of NAP and the Company holds a 100% interest in several gold properties in Quebec, including the Sleeping Giant mine and mill, the Flordin property, the Discovery project and the Dormex property. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd.

On June 25, 2009, the Company announced the discovery of a new underground PGM footwall zone at its Lac des Iles mine. The new zone, named the Cowboy Zone, was discovered during infill drilling of the Offset Zone.

On August 27, 2009, the Company announced the signing of a letter agreement with Midland Exploration Inc. to earn an interest in the Laflamme gold property. The Company has the option to acquire a 50% interest in the property over four years for cash payments totalling $100,000 plus exploration expenditures totalling $1 million over four years. The Company will be the operator and, following the acquisition of the initial 50% interest, the Company will have an option to acquire an additional 15% interest upon delivery of a bankable feasibility study.

In September 2009, the Company announced the discovery of a new footwall mineralized zone, called the Outlaw Zone to the west of the Offset and the Cowboy Zone.  Mineralization is open towards the west (footwall).

On September 30, 2009, the Company announced the completion of a bought deal prospectus offering of 16 million units for total gross proceeds of $50.4 million. Each unit consisted of one Common Share and one half of one Common Share purchase warrant of the Company. Each whole warrant entitled the holder to purchase one Common Share at a price of $4.25 per share at any time on or prior to September 30, 2011, subject to early termination in certain circumstances. On October 8, 2009, the Company issued an additional 2.4 million units under a 30-day over-allotment option for total gross proceeds of $7.6 million and announced the closing of a bought deal private placement of 4 million flow-through shares at a price of $3.75 per share for total gross proceeds of $15 million.

On October 6, 2009, the Company had its first gold pour at the Sleeping Giant mine. On October 7, 2009, the Company announced that it exercised its right to buy back a 1% net smelter return royalty on the Sleeping Giant mine held by IAMGOLD Corporation for $1 million.

On November 5, 2009, the Company announced the signing of an agreement with Diagnos Inc. to acquire the Harricana North property located in the Abitibi region of Quebec north-northwest of the Sleeping Giant mine. The Harricana North property consists of 133 non-contiguous claims and covers a surface area of approximately 7,490 hectares.  Diagnos Inc. was granted a 2% net smelter return royalty over the property.

On December 8, 2009, the Company announced its intention to re-open the Lac des Iles mine as an underground only operation. The mine had been placed on temporary care and maintenance on October 29, 2008 due to the impact of the global financial crisis on metal prices. The Company also announced its intention to commence initial development of the Offset Zone.

In the first quarter of 2010, the Company achieved commercial production at the Sleeping Giant mine. Due to encouraging drill results, the Company commenced deepening the mine shaft by 200 metres to allow for the development of three new mining levels.

In February 2010, the Company began development of a 1,500 metre ramp from the bottom of the Roby Zone to the Offset Zone over a depth of 200 metres to provide access for the installation of a shaft to surface to mine the Offset Zone.

On March 31, 2010, the Company filed a NI 43-101 report for the Sleeping Giant gold mine entitled, “Updated Reserves and Resources on December 31, 2009 The Sleeping Giant Mine, Northwestern Quebec” (the “SG Report”) prepared by Vincent Jourdain, P.Eng., a qualified person under NI 43-101.

On April 6, 2010, the Company released a mineral reserve and resource update for the Sleeping Giant mine, as well as a first-time mineral resource estimate for its Flordin property.

In the second quarter of 2010, the Company restarted production at the Lac des Iles mine. The Company also signed a new collective agreement with the United Steelworkers and renewed its smelting and refining contract with Xstrata Nickel (“Xstrata”).

On April 28, 2010, the Company announced the completion of a bought deal prospectus offering of 20 million units for total gross proceeds of $100 million. Each unit consisted of one Common Share and one half of one Common Share purchase warrant of the Company. Each whole warrant entitles the holder to acquire an additional Common Share at a price of $6.50 per share at any time on or prior to October 28, 2011, subject to early termination in certain circumstances.

As of May 10, 2010, the Company acquired the Vezza gold project in the Abitibi region of Quebec from Agnico-Eagle for $10 million comprised of $3.5 million in cash and $6.5 million in Common Shares. The Vezza property is situated 85 kilometres by paved road from NAP’s Sleeping Giant mine and mill. The Company commenced processing a bulk sample at the Sleeping Giant mill and anticipates entering into commercial production in the second quarter of 2012, once the final certificate of authorization has been obtained from the Quebec government.

On May 27, 2010, the Company announced the results of an updated resource estimate for the Offset Zone. The updated estimate, which was prepared by RPA, increased the indicated grade of the resources in the Offset Zone by 25% from 5.02 g/t palladium to 6.29 g/t palladium.

In June, 2010, the Company signed an Option and Purchase Agreement to acquire a 100% interest in the Legris Lake property, which is located southeast of Company’s Lac des Iles property.

In July 2010, the Company entered into a $30 million operating line of credit with the Bank of Nova Scotia. The credit facility is secured by the Company’s accounts receivable and inventory and is intended to be used for working capital liquidity and general corporate purposes.

On August 16, 2010, the Company announced the results of a technical report and preliminary economic assessment (“Scoping Study”) on the Offset Zone at the Lac des Iles mine completed by P&E Mining Consultants Inc. (“P&E”), with input from other consulting firms.

In October 2010, the Company signed three Option and Purchase Agreements to acquire a 100% interest in the Moose Calf and Kukkee gold properties, which are located near the Shebandowan property in Ontario. These properties have since been renamed as the Shabaqua property.

In November, 2010, NAP announced the discovery of a potential new PGM zone called the Sheriff Zone, approximately 100 metres southeast of the Offset Zone.

On November 29, 2010, the Company filed a new NI 43-101 report for the Lac des Iles project entitled, “Technical Report on the Lac des Iles Mine Property, Thunder Bay, Ontario, Canada” (the “LDI Report”) prepared by RPA.

On December 6, 2010, Greg Struble was appointed as Vice President and Chief Operating Officer of the Company.

On December 8, 2010, the Company announced that it elected to accelerate the expiry of the Series A warrants originally issued on September 30, 2009 and October 8, 2009. The Series A warrants expired on January 14, 2011.

On February 18, 2011, the Company announced the completion of a bought deal prospectus offering of 2,667,000 flow-through Common Shares at a price of $8.25 per share for total gross proceeds of $22,002,750.

On March 22, 2011, the Company announced that its Board of Directors approved the adoption of a shareholder rights plan, which was subsequently approved by the Company’s shareholders at the 2011 annual and special meeting held on May 11, 2011.

On April 27, 2011, the Company released updated mineral reserve and mineral resource estimates for its Vezza project and Sleeping Giant mine. On June 13, 2011, the Company released an updated mineral resource estimate for the Offset Zone at its Lac des Iles mine. On June 13, 2011, the Company also filed a new NI 43-101 report for the Sleeping Giant mine entitled, “Technical Report, The Sleeping Giant Mine, Northwestern Quebec Reserves and Resources on December 31, 2010” (the “Updated SG Report”) prepared by Vincent Jourdain, Eng., Donald Trudel, Geo. and Marc-André Lavergne, Eng.

On June 28, 2011, the Company provided an update on the first tranche of drill results from its 2011 exploration program at the Company’s Lac des Iles mine. Among other findings, the drill campaign intersected significant mineralization on the Offset Zone over 150 metres south of the shaft location, underpinning significant exploration potential beyond the current resource wireframe.  On September 14, 2011, additional results were released for the Lac des Iles exploration program, including positive infill drill results in the Offset Zone and significant mineralization close to the deepest limit of the current resource wireframe.  The Company also reported that it encountered palladium mineralization in what was believed to be an extension of the Roby Zone in the upper north end of the mine.

On July 12, 2011, the Company released results from its 2011 exploration program at the Company’s gold division in Quebec’s Abitibi region, including surface and underground drilling results at the Vezza project.

In July 2011, the Company increased its operating line of credit with the Bank of Nova Scotia from $30 million to $60 million to provide the Company with the financial flexibility to advance its development projects. The credit facility is secured by the Company’s accounts receivables and inventory.

In August 2011, the Company entered into an Option and Purchase Agreement to purchase a 100% interest in the Salmi property, located near the Lac des Iles mine.

On August 26, 2011, the Company released a mineral resource update for its Flordin property.

On October 4, 2011 the Company sold $70 million of senior secured notes by way of a private placement, with Sprott Resource Lending Corp., who was the lead investor in the notes. The notes bear interest at a rate of 9.25% per year, payable semi annually commencing on March 31, 2012, with a maturity date of October 4, 2014, and are subject to a Company option to extend for an additional year. The Company also issued a palladium warrant with each $1,000 note. Each warrant held by the note holder entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce anytime up to October 4, 2014. The Company sold an additional $2 million of senior secured notes and related warrants on November 1, 2011.

On October 5, 2011, the Company provided a technical update on its mine expansion plan for the Company’s Lac des Iles mine.  The Company reported that: total tonnage increased 68% over the previous estimate, the first phase of the project was approximately 57% complete, the mining method will be longhole stoping with primary and secondary stoping blocks rather than super shrinkage, and the Company plans to backfill approximately half of the mine’s mining panels.  The Company also revised its capital and operating cost assumptions as a result of the changes.

In December 2011, the Company entered into a Letter of Intent with Houston Lake Mining Inc. regarding the intention of the parties to enter into an option and purchase agreement whereby LDI would have an option to purchase a 100% interest the Tib Lake property located northwest of the Lac des Iles mine, subject to a 2.5% net smelter royalty in favour of third parties.

On January 17, 2012, the Company announced that the Vezza project commenced processing a bulk sample at the Sleeping Giant mill, achieving results in line with expectations. The Company stated that it expects commercial production to commence in the second quarter of 2012 pending receipt of necessary permits. The Company also announced that it decided to cease mining operations at the Sleeping Giant mine due to an insufficient operating margin and would restructure the gold division, resulting in a non-cash impairment charge on the Company’s gold assets of approximately $50 million, which is reflected in fourth quarter 2011 financial results. It was also announced that the Sleeping Giant mill will continue to operate to process ore from the Vezza deposit.

On January 30, 2012, the Company provided an update on the third and final tranche of drill results from its 2011 exploration program at the Lac des Iles mine. Infill drill results in the Offset Zone returned high grades, including 78 metres at 7.39 grams per tonne and the Company reported that there was a good indication of a southern extension to the Offset Zone.  Mineralization was also discovered 300 metres to the west of the Offset, Cowboy and Outlaw zones and high grade surface mineralization was encountered from trenches along the North VT Rim (500 metres northeast of the LDI open pit), including approximately 1 metre samples at 64.4 g/t Pd and 45.8 g/t Pd.

On March 2, 2012, Dr. David C. Peck was appointed as Head of Exploration of the Company.

Business Overview

The following contains forward-looking statements and future-oriented financial information about the Company’s business. Reference should be made to “Forward-Looking Statements” on page 1. For a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in the following, please see “Risk Factors” beginning on page 73. Additionally, the following description of the Company’s business includes many geological terms that may not be familiar to the reader. For a description of the meaning of some of these terms, please see the “Glossary of Terms” beginning on page 90.

The Company’s material properties are the Lac des Iles property (including the Lac des Iles palladium mine) and the Vezza gold project.  The Company also owns the Sleeping Giant gold mine and mill located in the Abitibi region of Quebec, north of Val d’Or. Other advanced projects include the Flordin property, the Discovery project, and the Shebandowan West project.

The Lac des Iles mine, the Company’s flagship mine, is one of the world’s two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, the Lac des Iles mine started producing palladium in 1993. The Company is expanding the Lac des Iles mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. The mine expansion is currently underway, with commercial production from the shaft targeted for the end of 2012. It is expected that this expansion will help transform the Lac des Iles mine into a long life, low cost producer of palladium.

On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under the CBCA, and Cadiscor became a wholly-owned subsidiary of the Company.  In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd.  NAP Quebec owns the Vezza project, the Sleeping Giant mine and mill and the Company’s other gold properties.

The Company acquired the Vezza project from Agnico-Eagle as of May 10, 2010. The Vezza project is situated 85 kilometres by paved road from the Company’s Sleeping Giant mill. The Company recently began processing a bulk sample at the Sleeping Giant mill and anticipates achieving commercial production in the second quarter of 2012, once the final certificate of authorization has been obtained from the Quebec government.

The Company has a portfolio of development and exploration assets near the Lac des Iles mine and Vezza project, and is engaged in significant exploration programs aimed at increasing its mineral reserves and resources.

For the 2011 fiscal year, the Company’s revenue totalled $170.5 million. The Company’s revenue by commodity totalled $140.0 million for palladium, $13.9 million for platinum, $7.6 million for nickel, $37.8 million for gold, $5.8 million for copper and $1.4 million for other metals, representing 61.0%, 8.1%, 4.5%, 22.2%, 3.4% and 0.8% respectively of its total consolidated revenue.

As of January 31, 2012, the Company had 425 employees. Of this number, 255 employees worked at the Lac des Iles mine, 20 out of an exploration office in Thunder Bay, 9 at the Company’s finance and administration office in Thunder Bay, 13 at the Vezza project, 60 at the Sleeping Giant mill complex, 10 at the Company’s regional office in Val d’Or, 6 at the Company’s exploration office in Lebel-sur-Quévillon, and 15 at the Company’s corporate head office in Toronto.

Overview of the Principal Markets

Principal Market for PGMs

PGMs are rare precious metals with unique physical properties that are used in diverse industrial applications and in jewellery. The unique physical characteristics of PGMs include: (1) strong catalytic properties; (2) excellent conductivity and ductility; (3) a high level of resistance to corrosion; (4) strength and durability; and (5) a high melting point. Palladium is one of the six PGMs, which also include platinum, rhodium, ruthenium, iridium and osmium. Palladium is used in the manufacture of catalytic converters in the automotive industry, the manufacture of jewellery and electronics, and in dental and chemical applications. As a precious metal, there is also investment demand for palladium in the form of doré bars, generally held as physical inventory by exchange traded funds (“ETFs”) and institutional investors.

Palladium is typically produced as a by-product metal from either platinum mines in the Republic of South Africa (42% of world mine production) or Norilsk Nickel’s mines in Russia (40% of world mine production). North America contributes approximately 9% to the world’s supply of palladium, which was estimated to be approximately 7.42 million ounces in 2011 including 0.75 million ounces from sales of Russian state stocks. The Company is one of only two primary producers of palladium in the world.

58% of the global fabrication demand for palladium in 2010 stemmed from the automotive industry for use in auto catalysts, while 16% came from electronics. Jewellery demand accounted for 7%, while the dental industry accounted for 10%, refining accounted to 6%, and approximately 3% of demand came from other uses. Palladium is increasingly behaving like a precious metal with investment and jewellery demand, yet has the fundamental underpinning of an industrial metal.  Like gold and silver, palladium is viewed as an attractive precious metal that can help diversify investment portfolios.

The primary use for palladium in the automotive industry is in the manufacture of catalytic converters, which reduce harmful vehicle exhaust emissions by converting them into less harmful carbon dioxide, nitrogen and water vapour. Palladium, platinum and rhodium are the primary components in catalytic converters. The demand for palladium in the automotive industry has more than doubled in the last ten years due to an increase in global automotive production and the tightening of emissions standards worldwide, resulting in steady growth in the use of catalytic converters. Given that the market price for palladium has historically been substantially lower than that of platinum, catalytic converter manufacturers have substituted palladium in place of platinum, where possible, for use in gasoline powered engines. Auto makers are also now using palladium in low sulphur diesel powered engines, although the technology has not advanced sufficiently to replace platinum completely. Palladium can comprise up to approximately 20% of the PGM content of a diesel catalytic converter.

In the electronics industry, palladium’s demand has been rising in recent years. This increase is largely attributable to an increase in demand for palladium bearing semiconductors that are used in many electronic devices, including cellular telephones, personal and notebook computers, fax machines and home electronics. In the dental industry, palladium is widely used in alloys for dental restoration. Palladium is also used in the manufacture of jewellery and may be used either on its own or as an alloy in white gold. Additionally, palladium is used in crude oil refining catalysts, chemical process catalysts and various chemical applications, including the manufacture of paints, adhesives, fibres and coatings. Palladium is also used in the manufacture of polyester.

An important macroeconomic trend has been the increase in demand for palladium, along with the other precious metals (i.e. platinum, gold and silver), for investment purposes. Strong investor sentiment for these precious metals has provided support for a favourable palladium pricing environment. Increased participation by a greater variety of market participants and the resulting improvement in liquidity, and the introduction of new investment vehicles are all improving investment demand for palladium. Palladium ETFs were introduced in 2007 by some of the same firms that have introduced platinum ETFs, and there are now palladium ETFs that trade on the London, Zurich, Tokyo and New York stock exchanges.

In 2011, the average price of palladium was US$733 per ounce, ranging from a low of US$565 per ounce, to a high of US$859 per ounce (a ten year high). Concerns of a new worldwide recession stemming from the European debt crisis put pressure on the spot price of palladium and resulted in heavy selling including ETF liquidations, which further exacerbated the fall in the price. Amid global economic uncertainty in Europe and U.S., the price of palladium still showed strong support above US$550 per ounce.

Despite the volatility seen in 2011, the price of palladium continued to benefit from strong industrial demand growth and rising investment demand. Supply constraints persisted due to operational challenges in South Africa and a belief that the Russian palladium stockpile was nearing depletion.  As of March 29, 2012, the price of palladium was US$644.00 per ounce.

The Company produces concentrate at the Lac des Iles mill and may sell the concentrate directly to a smelter for processing, into the spot market, or directly to end users after the palladium is refined. In each instance the price for palladium is expected to be determined with reference to prevailing spot market prices.

Principal Market for Gold

Gold served as the world’s major currency system for centuries with a long history of strong purchasing power.  Approximately 60% of its demand is for the jewellery sector, where India and China are the main consumers. Other major sources of demand include investment, central bank reserves and the technology sector.

The majority of global supply is from mine production around the world, with recycling accounting for approximately a third of current supply. In addition, central banks contribute to supply when they sell part of their gold reserves.

Investor interest in gold remains strong, supported by the metal’s persisting fundamentals.  Traditional physical demand for gold, bullion coins, small bars and gold ETFs continues to grow, especially in Asia and from central banks.

In 2011, the average price of gold was US$1,573 per ounce, ranging from a low of US$1,314 to a high of US$1,900 per ounce. During the year, the price of gold rallied as escalating global economic worries lead investors to seek out safe-haven assets like gold, however the metal also experienced some volatility including steep declines when some investors liquidated their positions.  Overall, gold performed well in 2011 and has progressively risen every year since 2001.  As of March 29, 2012, the price of gold was US$1,661.40 per ounce.

Gold from the Vezza project will be sold into the spot market at prevailing spot market prices.

Mineral Properties in Ontario

Lac des Iles Property

The Company’s Lac des Iles property is located approximately 85 kilometres northwest of the city of Thunder Bay, Ontario, Canada. The property consists of an open pit, a ramp-accessed underground mine, a shaft accessed underground mine (under construction), and a mill with a nominal capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone; both disseminated magmatic nickel-copper-PGM deposits. The Company has also identified other mineralized areas, including the Cowboy Zone, the Outlaw Zone, the Sherriff Zone and the North VT Rim.

N
Creek Zone
North VT Rim
Open Pit Outline
Baker Zone
Lac des Iles
Mine Block Geology
Cowboy Zone
Mineralization
Trend
Roby Zone
Offset Zone
Sheriff Zone / South Pit
Mineralization Trend
Outlaw Zone
Mineralization
Trend
#1 Shaft
South Norite Zone
Mineralization Trend

The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, the Company also began commercial production underground to access a higher grade portion of the Roby Zone. In 2007, the Company produced 286,334 ounces of palladium from the Lac des Iles open pit and underground mine, and in 2008 the Company produced 212,046 ounces of palladium up to October 29, 2008 when the mine was placed on temporary care and maintenance due to declining metal prices.

On December 8, 2009, the Company announced its intention to restart underground operations at the Roby Zone. On April 14, 2010, the Company announced that it had resumed production at the Roby Zone. Payable palladium production from the Lac des Iles mine for the year ended December 31, 2011 totalled 146,624 ounces.

The Company’s 2011 Roby Zone drill campaign confirmed north and south extensions of the mineralization in the upper part of the mine.  Definition drilling in 2011 followed previously encountered palladium mineralization and results continue to confirm northern and southern extensions.

The Offset Zone is located on the Lac des Iles property and was discovered by the Company’s exploration team in 2001. The Offset Zone is located below and approximately 250 metres south west of the Roby Zone.

During the third quarter of 2010, following the release of the results from a third party Scoping Study, the Company announced its Lac des Iles mine expansion plans with the objective of achieving a seamless changeover from mining in the Roby Zone (via ramp access) to the Offset Zone (via shaft access).

In 2011, the Company invested approximately $143 million in the Lac des Iles mine expansion. In 2012 the Lac des Iles mine will continue the Offset Zone expansion project activities. Underground mining will continue via ramp access, until the new mine shaft becomes operational at the end of the year. Underground production was supplemented by the re-start of open pit production.

The objectives of the Company’s 2011 exploration program were to expand the Offset Zone, improve the knowledge of the Offset Zone mineralization through infill drilling, and identify potential surface targets. Infill drilling on the Offset Zone continued throughout 2011 to further define the upper and middle portions of the ore body on a 15-metre drill pattern in preparation for production.  The holes were drilled on a fan pattern from the Offset Zone ramp and the vast majority intersected the Offset Zone, returning good widths and grades.  Although the adjacent Cowboy Zone was not specifically targeted, it was frequently intersected during the drill campaign.

Results continue to show high grades and good continuity as well as high grade footwall mineralization that may be associated with the Cowboy or Outlaw zones.  Moreover, there was good indication of a southern extension to the Offset Zone in an area called the Southern Norite Zone.  The Company is investigating whether the Southern Norite Zone is an extension of the Offset Zone towards the south.

Exploration drill holes also targeted an area to the west of the Offset Zone from an underground platform.  More footwall mineralization was discovered about 300 metres west of the Outlaw Zone.  This is the Company’s first attempt to drill in footwall rocks beyond the Cowboy and Outlaw zones.  Additional work will be required to understand how the previously unknown mineralized gabbro relates to the three currently identified zones. The results do, however, lend support to an interpretation that the Lac des Iles mine ore bodies consist of a series of parallel stacked lenses.

In 2012, capital expenditures for the mine expansion are budgeted at $116 million. Development work in 2012 will include completing Phase I of the mine expansion, which involves completing the surface construction activities, advancing underground development, and completing the shaft sinking to the 795-metre level by year end.

Cowboy Zone

The Cowboy Zone is located 30 to 60 metres to the west of the Offset Zone and was discovered in 2009 during infill drilling of the Offset Zone. The initial 2009 drilling campaign indicated that the zone extends for up to 250 metres along strike and 300 metres down dip from the Offset Zone. The assay results from a second phase drill campaign extended the limit of the Cowboy Zone 50 metres farther to the north for a total strike length of 300 metres.

On January 25, 2010, the Company reported results from its 2009 exploration program at the Lac des Iles property, including the best new intersection at the Cowboy Zone with 18 metres grading 8.91 g/t palladium. On November 17, 2010 the Company reported results from its 2010 exploration program, which involved drilling from the underground mine. Some of the best results at the Cowboy Zone were 5 metres grading 10.7 g/t palladium and 6 metres grading 7.5 g/t palladium.

Although the Cowboy Zone was not specifically targeted in the Company’s 2011 exploration program, it was frequently intersected during the drill campaign targeting the Offset Zone.  Significant mineralization was encountered in the Cowboy Zone, including 11 metres at 7.22 g/t palladium and 24 metres at 5.5 g/t Pd.

Outlaw Zone & Western Mineralization

The Company discovered the Outlaw Zone in 2009 when a 750-metre long underground exploration hole, designed to test the contact of the Lac des Iles intrusion and the unmineralized country rock, intersected a significant interval of platinum group elements (“PGE”) mineralization to the west of the Offset Zone and the Cowboy Zone. Referred to as the Outlaw Zone, this new potential zone of mineralization is hosted by gabbro, like the Cowboy Zone. The best new intersection at the Outlaw Zone is 6 metres grading 5.0 g/t palladium and 4 metres grading 4.3 g/t palladium.

The Outlaw Zone was not specifically targeted in the Company’s 2011 exploration program but it was intersected during a drill campaign targeting the Offset Zone.  More exploratory holes targeted an area to the west of the Offset Zone from an underground platform.  Some of these holes not only intersected the Outlaw Zone but discovered more footwall mineralization to the west of the Outlaw Zone.  This was the Company’s first attempt to drill beyond the Cowboy and Outlaw zones.  Additional work will be required to understand how the previously unknown mineralized gabbro relates to the currently identified zones. The results do, however, give support to the interpretation that mineralization within the Lac des Iles mine consists of a series of parallel stacked lenses.

South Pit/Sheriff Zone

In November, 2010, the Company announced the discovery of a new potential hangingwall PGM zone called the Sheriff Zone, approximately 100 metres south east of the Offset Zone. Although the Sheriff Zone was not specifically targeted in the Company’s 2011 exploration program, it was frequently intersected during the drill campaign targeting the Offset Zone. On September 14, 2011 the Company reported results from its 2011 exploration program, including a Sheriff Zone intercept of 5 metres grading 5.61 g/t palladium.  It is now believed that the Sheriff Zone may be part of a larger, near-surface PGE anomaly referred to as the South Pit/Sheriff Zone. There is currently a surface drill working in this area to improve knowledge of this zone.

North VT Rim

In 2008-2011, the Company conducted grassroots exploration work elsewhere on the Lac des Iles Mine property, including trenching and drilling at an area known as the North VT Rim. In 2008-2009, the North VT Rim exploration work consisted of a total of 8 trenches (totalling approximately 1,126m) and 24 diamond drill holes (totalling 8,045m) over a 600-metre strike length along the north margin of the Mine Block Intrusion. In 2010, six trenches (totalling approximately 540m) were excavated followed in 2011 by eight diamond drill holes (totalling 4,495m) and five additional trenches (totalling approximately 480m). These programs have tested the North VT Rim over an approximately 1,200m strike length.  The drilling and trenching results together indicate the presence of a zone of anomalous palladium assays which follows the contact with the East Gabbro. To the west of the North VT Rim area, the East Gabbro forms the hanging wall for both the Roby and Offset Zones.

In January of 2012, the Company announced high grade surface mineralization from trenches along the North VT Rim approximately 500 metres northeast of the Lac des Iles open pit, including 0.98 metres at 64.4 g/t Pd and 5.2 g/t Pt and 0.8 metres at 45.8 g/t Pd and 2.46 g/t Pt.  The North VT Rim target was known to have anomalous palladium values that follow the contact with the East Gabbro and Varied-Textured Gabbro (VT-Gab) but such high grades have never been encountered within the Lac des Iles mine.  The geological controls on the high grade palladium mineralization along the North VT Rim target are still being investigated.  Available technical data indicate that the mineralization is generally stratabound and stratiform in nature and features very low sulphide content that is generally not visible in hand specimens.  The mineralization along this contact may be similar to other ‘reef-style’ occurrences found in South Africa’s Bushveld complex and Montana’s Stillwater complex.  Reef-style mineralization is estimated to account for approximately of 74% and 39%, respectively, of global platinum and palladium supply in 2011.

Additional work is required on the North VT Rim to understand the nature of the mineralization.  The Company intends to follow up on these results during 2012 with a drill campaign targeted below the highest grade trench mineralization with larger diameter HQ drill core.  Larger diameter core will help mitigate any potential nugget effect.

LDI West Pit

A surface exploration program in 2009 identified a mineralized area near surface and to the west of the Roby open pit. The 2010 surface drill program followed up on the historic and previous drill results of the mineralized zones adjacent to the Roby open pit. In 2009, 29 holes were completed from within 150 metres of the west wall of the open pit and a total of 5 holes were completed in 2010. A thorough compilation of all geological and assay results from the previous three years indicated that there was insufficient mineralization to support the development of an open pit to the west of the Roby open pit at the time, however some of the ore may be available for underground operations in the future. Further drilling will be required to assess the viability of the mineralized area.

N
Eleph Lake
Tib Lake
Lac des Iles
Salmi
LDI Mine
and Mill
Legris Lake
Shebandowan
Shabaqua Gold
Thunder Bay

Legris Lake Property

In addition to the Company’s wholly-owned 30,000-acre land package surrounding the Lac des Iles property, the Company has an option to acquire 100% of the Legris Lake PGM property (located adjacent to the south east portion of Lac des Iles) in exchange for cash payments and a 2.5% net smelter return (“NSR”) royalty on future production from the property and a 1.5% NSR royalty on future production from certain mineral claims adjacent to the property. The property is at a preliminary exploration stage, however its PGM potential and close proximity to the LDI mill presents an exciting exploration target. In 2011, the Company conducted 3,000 metres of drilling at this property.

Tib Lake Property

On December 21, 2011, LDI entered into a Letter of Intent with Houston Lake Mining Inc. regarding the intention of the parties to enter into an option and purchase agreement where LDI would have an option to acquire a 100% of the Tib Lake property located northwest of the Lac des Iles mine, subject to a 2.5% net smelter royalty in favour of third parties.

Salmi Property

On August 1, 2011, LDI entered into an Option and Purchase Agreement with certain optionors whereby LDI obtained the exclusive right to conduct exploration and development activities as well as an exclusive right and option to acquire a 100% undivided interest in all or part of the Salmi property, located near the Lac des Iles mine. The Option and Purchase Agreement is subject to a 2% net smelter return royalty on future production from the property with LDI having the right to buy back 1% of the net smelter return royalty.

Shabaqua Property

In 2010, the Company also entered into option agreements for the Moose Calf and Kukkee gold properties located west of Thunder Bay near McGraw Falls, collectively known as the Shabaqua gold property.

Shebandowan Property and Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the Shebandowan property (comprised of the former producing Shebandowan mine and the surrounding Haines and Conacher properties) pursuant to an option and joint venture agreement with Vale Limited (“Vale”) (formerly Vale Inco Limited).  The property is located approximately 90 kilometres west of Thunder Bay, Ontario and approximately 100 kilometres southwest of the Company’s Lac des Iles mine.  Vale retains a back in right to become operator of the joint venture and increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the property results in a mineral reserve and mineral resource estimate equal to 200 million pounds of nickel and other metals. Vale must incur expenditures equalling 200% of NAP’s total expenditures incurred as of the time of the delivery of notice from Vale to become operator.

The property contains a series of nickel copper-PGM mineralized zones and consists of six unpatented claims (eight units) covering an area of approximately 132 hectares, and 205 patented and leased mining claims totalling approximately 7,842 hectares, all of which are held 100% by Vale. Year round access to the property is available via the Inco mine road that starts at the community of Shebandowan and crosses the property.

The Shebandowan West project lies within the north-western portion of the Shebandowan property, and encompasses three mineralized zones, all of which are located at shallow depths. The Shebandowan West project is located along the western strike extension of the former Shebandowan mine, and exhibits many similar geological features and controls to those found at the mine-site.  The Shebandowan West project’s nickel copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody.

A technical report on the Shebandowan West project was prepared in compliance with NI 43-101 disclosing the results of a mineral resource estimate by an independent qualified person and filed on October 26, 2007 (the “Shebandowan Report”). The mineral resource estimate and underlying assumptions for the Shebandowan property are set out below, based on a US$60.00 net smelter return mineralization shell.

The table below sets forth NAP’s share (50%) of estimated mineral resources for the Shebandowan West project, as at August 9, 2007, as calculated pursuant to NI 43-101.

Shebandowan West - Mineral Resource Estimates

								Contained Ounces
		Tonnes	Pd	Pt	Au	Cu	Ni	Pd	Pt	Au
Mineral Resource	Category	(000’s)	(g/t)	(g/t)	(g/t)	(%)	(%)	(000’s)	(000’s)	(000’s)
Shebandowan West	Measured	368	1.19	0.37	0.22	0.66	0.89	14	4	—
	Indicated	924	1.05	0.33	0.23	0.60	0.92	31	10	—
	M&I	1,292	1.09	0.34	0.23	0.62	0.91	45	14	—
	Inferred	171	0.97	0.27	0.18	0.61	1.11	5	1	—

Notes on Mineral Reserve and Mineral Resource Table:

The classification system used herein conforms with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system.  U.S. investors should refer to page 2 of this Annual Information Form for an overview on how Canadian standards differ significantly from U.S. requirements.

Pd, Pt and Au ounces are stated as contained ounces. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.

Mineral Resources for the Shebandowan West project were estimated as of August 9, 2007 by F.H. Brown, CPG, Pr. Sci. Nat., a Qualified Person under NI 43 101, using a cut-off grade of US$60.00 NSR and 18-month trailing average metal prices of US$300/oz Pd, US$750/oz Pt, US$400/oz Au, US$7/lb Ni and US$1.50/lb Cu.  The estimate assumes a net inventory to North American Palladium of 50% for the Shebandowan West project. The Company’s interest is currently 50%, which could be reduced to 40% upon the exercise by Vale of a back in right.

Nickel copper mineralization has been traced by diamond drilling across most of the Shebandowan West project, however the mineralization appears discontinuous, forming three separate zones. Throughout 2005 and 2006, three diamond drill programs were carried out on the Shebandowan West project. The results of the drilling confirm the continuity of sulphide mineralization and the presence of mineralization in all three zones within the Shebandowan West project.

A shallow decline was excavated in 2009, but in light of the sharp drop in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan joint venture, including the Shebandowan West project.

In 2010, in light of a more favourable outlook for nickel prices the Company and Vale conducted a $1 million exploration program, including a ground geophysical survey on the central Shebandowan property. Preliminary results supported further exploration work on the property and the parties approved an 8-hole, 3,000 metres drilling program that was completed by the end of the year. The drill campaign was completed without returning significant results. No work is planned for 2012.

No permits were required to undertake the drilling, metallurgy and resource estimate by the Company on the Shebandowan property. Permits will be required if a decision is made to develop a mine.

2012 Exploration in Ontario

NAP intends to continue to invest in exploration to expand the reserves and resources at Lac des Iles and to identify new targets.  In total, NAP plans to drill approximately 70,000 metres in 2012, of which 64,000 metres will be at Lac des Iles, and 6,000 metres at NAP’s other nearby properties.  Approximately 55,000 of the 64,000 metres to be drilled at Lac des Iles is in connection with the Lac des Iles mine expansion.

The primary focus of the 2012 exploration program is expected to be underground exploration at Lac des Iles targeting the Offset Zone, to conduct infill drilling as well as to test North and South Roby extensions as well as extensions of the Offset Zone mineralization towards surface, at depth, and to the south.  In addition, the Company intends to conduct drilling at North Lac des Iles, the North VT Rim and at the adjacent Legris Lake and Salmi properties.

Mineral Properties in Quebec

Vezza Project

The Company’s Vezza property is a development project located approximately 25 kilometres south of the town of Matagami, Quebec and 85 kilometres from the Sleeping Giant mine and mill complex.  The Vezza property consists of 49 contiguous mining claims covering a surface area of 691 hectares.  Infrastructure includes a three-compartment shaft with six underground levels down to a depth of 741 metres, a hoist, pollution control structures and a number of surface structures.  The Vezza gold project was previously owned by Agnico-Eagle, which conducted extensive exploration of 85,000 metres of drilling and substantial underground development.

During the second quarter of 2009 the Company hired RPA to prepare a NI 43-101 report for the project. The report, entitled “Technical Report on the Mineral Resource Estimate of the Vezza Mine, Quebec” dated April 2, 2010 and filed on SEDAR on May 3, 2010 (the “Vezza Report”) estimated that there were 190,000 tonnes of measured resources grading 6.1g/t Au, 1,320,000 tonnes of indicated resources grading 5.9 g/t Au and 754,000 tonnes of inferred resources grading 5.0 g/t Au.

In 2010, the Company completed 74 drill holes from surface for a total of 12,105 metres. The surface drilling program confirmed both continuity and grade in the near surface, eastern extension of the deposit. In 2011, the Company completed an additional 30,000 metres of drilling to test the deposit’s continuity and grade. Most of the campaign comprised underground infill drilling, and some extensional drilling from surface on the west part of the main zone.

In 2011, the Company drilled 37 surface holes for 6,243 metres and 161 holes for 17,933 metres from underground, for a combined total of 24,176 metres in 198 holes. Exploration drilling confirmed the location of the mineralized zone at the interface between sedimentary and volcanic rocks. The drilling has also confirmed grades, continuity and widths of the gold zones, which are similar or better than the resource estimate dated December 31, 2010.

In 2011, the Company invested $28 million to advance Vezza toward production, and plans to invest an additional $17 million in 2012 to continue underground development of the mine. Late in 2011, the Vezza project commenced processing a bulk sample at the Sleeping Giant mill, achieving results in line with expectations.  The Company is awaiting permits to enter into commercial production and hopes to commence commercial production in the second quarter of 2012 at a mining rate of approximately 750 tonnes per day.

Production will come from a blend of long hole and alimak mining methods. The Company has entered into a contract with Promec Mining Inc., a Val d’Or mining contractor, to provide the mining workforce at Vezza. The total workforce is expected to be in the range of 150 people. Vezza’s ore will be trucked to the Sleeping Giant mill, which is expected to process an average head grade of 5.2 grams per tonne, with a gold recovery of 88%.

The Vezza project is expected to have a mine life of approximately 9 years.

N
Matagami
Vezza
Discovery
Sleeping Giant
Laflamme
Flordin
Lebel-sur-Quévillon
Amos
Senneterre
Val-d'Or
0
40
kilometers

Sleeping Giant Mine and Mill Complex

The Sleeping Giant mine and mill complex is situated in the Abitibi region of Quebec, approximately 80 kilometres north of the town of Amos.  The mine is a narrow vein underground mine that commenced production in 1988 and is accessible by a four-compartment production shaft with a total depth of 1,245 metres.

The mill has a rated capacity of 900 tonnes per day and can be expanded to process up to 1,750 tonnes per day. The mill at Sleeping Giant will process ore from the Vezza project, and has the potential to serve as a regional mill for the Company’s other gold projects in the Abitibi region if expanded.

The Company acquired the Sleeping Giant mine and mill complex on May 26, 2009, through the acquisition of Cadiscor. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd.  The Company produced gold at Sleeping Giant from October 6, 2009 to February 8, 2012. In 2011, the mine produced 14,519 ounces of gold and the average gold head grade at the mill was 6.31 g/t, with gold recovery of 96.4%. In 2011, the Company conducted exploration drilling on surface, completing 10 holes for a total of 4,905 metres.

On January 17, 2012 the Company announced that it would discontinue production at the Sleeping Giant mine due to its insufficient operating margin.  While encouraging high grade drill results at the three new levels at depth supported the shaft deepening investment, additional infill drilling established a lack of grade continuity in the narrow vein structures. After reviewing various mining scenarios, the Company concluded that continued mining would result in high costs. The Company therefore decided to cease mining operations at Sleeping Giant. The Sleeping Giant mill will continue to process ore from the Vezza project.

Flordin Property

The Flordin property is located approximately 31 kilometres north of the town of Lebel-sur-Quévillon, Quebec and ten kilometres along trend to the southeast of the Discovery project. The Flordin property represents forty contiguous ground-staked claims and covers an area of 593 hectares. All titles are in good standing and registered 100% to NAP Quebec. The property is readily accessible from provincial road 113 onto a seasonal gravel road built to access the property’s interior.

The Flordin and Discovery gold deposits are related to a large regional fault structure called the Casa Berardi-Cameron Shear.  This gold bearing structure has broad similarities to other large regional fault structures in the Abitibi region such as the Cadillac Break and Destor-Porcupine Fault.

In July 2007, NAP Quebec acquired a 100% interest in the Flordin property after signing a Purchase Agreement with IAMGOLD Corporation. IAMGOLD retained a 1% NSR production royalty on future commercial production from the property. NAP Quebec has a pre-emptive right at any time to purchase back this 1% NSR royalty for US $1,000,000. Moreover, 37 of the 40 claims are subject to a 20% Net Profit Interest (“NPI”) in favour of Flordin Mines Ltd.

Following the compilation of all available geological data for the Flordin property, NAP Quebec carried out a two-phase diamond drilling program. The first phase was performed from December 2007 to January 2008. A total of 5 diamond drill holes totalling 1,541 metres were drilled. The first phase drilling program intersected 18 of the 19 mineralized zones, as well as the Boundary Zone, a new zone in the southern part of the property. Many occurrences of gold mineralization were observed during drilling.

The second phase of drilling was conducted in May 2008. 2 NQ diamond drill holes were completed for a total of 351 metres. The overall objective of the 2008 program was to follow up on the Boundary Zone that had been intersected by two earlier underground diamond drill holes. The second phase drilling program intersected 3 mineralized zones, expanding their lateral and depth dimensions and confirming the exploration potential of the property.

The Company conducted a significant drilling program in 2010, consisting of 212 holes totalling 25,720 metres.  All of the drilling was completed from surface to a depth of up to 100 metres. The 2010 drilling program intersected 18 mineralized zones. Many occurrences of gold mineralization were observed during drilling. The objectives of the 2010 program were to potentially upgrade the category of some areas from Inferred to Indicated, but also to test the lateral extensions of the mineralization.

A NI 43-101 resource estimate on the Flordin gold deposit was prepared by InnovExplo in a report dated August 24, 2011 and filed on SEDAR on August 26, 2011 (the “Flordin Report”). The report presented a new interpretation of the deposit which led to the identification of several additional zones. Mineralization is now thought to occur in 19 major zones in the Flordin deposit. Measured resources of

116,000 tonnes grading 3.25 g/t Au (for a total of 12,133 ounces), indicated resources of 2,707,000 tonnes grading 1.77 g/t Au (for a total of 153,998 ounces), and inferred resources at 2,199,000 tonnes grading 1.95 g/t Au (for a total of 137,561 ounces) were estimated. At the time the Flordin Report was being prepared, logging and/or assaying was still pending for 157 drill holes out of 212 from the 2010 program. Since this report was completed, the drill holes have all been logged and sampled, and most results received.  The mineral resource estimate and underlying assumptions for the Flordin property are set out below. See “Mineral Reserve and Mineral Resource Tables” beginning on page 25.

As at March 14, 2011, the Flordin property had been drilled by 523 holes totalling approximately 63,500 metres, but only 329 diamond drill holes (38,331 metres) were considered in the Flordin Report. The authors excluded 157 diamond drill holes (approximately 20,582 metres) that had not yet been logged or assayed at the time of writing, as well as 37 of the completed 366 diamond drill holes (totalling 42,918 metres) because they were located outside the resource area and did not present sufficient density to clearly establish continuity between mineralized intervals. Since the report was completed, the drill holes have all been logged and sampled, and results received.  No update of mineral resources at Flordin has yet been completed.

In 2011, the Company conducted a 4,857 metre drill program consisting of 36 diamond drill holes in order to evaluate open pit potential and to advance permitting and bulk sampling. Logging and analysis are ongoing. In 2011, the Company also hired an independent consulting firm to conduct ore sorting tests on Flordin’s mineralized zones and waste rocks, to evaluate potential pre-concentration of ore before trucking it to the Sleeping Giant mill. Preliminary results indicate that pre-concentration can reject in the order of 50% low-grade rock in run-of-mine material, reducing transport costs and increasing head grade. This technology could increase the mill feed head grade and offer significant cost savings with important implications for overall gold production costs in an eventual mining operation.

The potential for delineating additional mineral resources in the Flordin property area is considered to be good. The deposit is still open laterally and at depth.

Discovery Project

The Company’s Discovery project is located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, Quebec, ten kilometres northwest of the Flordin property and approximately 70 kilometres from the Sleeping Giant mill complex.  This advanced exploration property is comprised of 124 contiguous mining claims covering 3,351 hectares.  The property is accessible via a well-maintained logging road from provincial Highway 113. A working railway transects the property from north to south. Power grids are located within 20 kilometres of the property limits.

The property is 100% owned by NAP Quebec. Twenty-eight claims of the property are subject to a royalty of 1—3% NSR in favour of Homestake Canada Inc. In addition, fourteen claims subject to a 1% NSR are also subject to a royalty of 20% net profits in favour of Xstrata. Forty-one claims are subject to a royalty equal to the greater of 2% NSR or $1.00 per tonne for any mineral substance processed and/or sold, payable to Mr. Jean-Jacques Martel and Mr. Bernard Borduas.

Following a successful 2007-2008 drilling program, the Company engaged InnovExplo Inc. (“InnovExplo”) to prepare a NI 43-101 resource estimate and scoping study on the project, which was issued on August 1, 2008 (the “Discovery Report”).  The Discovery Report estimated that there were 3,109 tonnes of measured resources grading 8.95 g/t, 1,278,973 tonnes of indicated resources grading 5.74 g/t (236,180 ounces of gold) and 1,545,500 tonnes of inferred resources grading 5.93 g/t (294,473 ounces of gold).  The Discovery Report concluded that the project could produce 44,000 ounces of gold per year for four years at an $850 gold price. The mineral resource estimate and underlying assumptions for the Discovery Report are set out below. See “Mineral Reserve and Mineral Resource Tables” beginning on page 25.

InnovExplo designed a two-phase approach to bring the project to an eventual production decision. In the first phase, an underground exploration program would confirm the mining methods and aim to upgrade the resources using diamond drilling. The second phase is designed to lead to a production decision. The production target is 700 tonnes per day, seven days a week, for 245,000 tonnes per year.

In 2010, 40 drill holes totalling 25,495 metres were completed. Drilling was aimed at extending the 1200E zone, which was not considered in the Discovery Report. Drilling the eastern extension of the 1200E zone has revealed new gold zones at depth and followed known zones deeper, both eastward and westward.

The deposit is open at depth and laterally, and past drilling has shown potential for expanding resources through further drilling. In 2011, the Company conducted 7,438 metres of drilling on the project in 18 drill holes, targeting the extension of the 1200E zone.  Logging and analysis are ongoing. In 2011, the Company also received the Certificate of Authorization from the Quebec’s Ministry of Sustainable Development, Environment and Parks to conduct underground exploration.

An exhaustive characterization of the project mine site has not yet been performed. At the appropriate time, all required characterizations, verifications and studies regarding such a mining project would be integrated within the scope of the work for the permitting phase of the project. Previous metallurgical tests determined that the mineralized material would not be acid generating.

Dormex Property and Sleeping Giant Surface Exploration

The Dormex property is located adjacent to the Sleeping Giant mine and mill. The 2010 exploration program was comprised of 4,206 metres of drilling and included a major reverse circulation drill program to better delineate overburden gold anomalies, as well as ground and airborne geophysics. Following a large-scale IP survey conducted in late 2010, a series of promising targets were identified and the results from the 2010 program confirmed the presence of gold in the tills.

In 2011, the Company conducted 8,965 metres of drilling to follow up on geophysical anomalies and gold anomalies discovered in the 2010 reverse circulation program, and to test new geophysical targets. Several promising drill intersections in an area approximately 1,400 m east of the Sleeping Giant shaft have been encountered in this drilling, with more results expected in the first half of 2012 when the remaining core is logged and sampled and results received.

Cameron Shear and Florence Properties

Cameron Shear and Florence are early-stage gold exploration projects to the east of the Discovery gold deposit, and near the Flordin deposit. Drilling on a number of geophysical targets has improved the Company’s understanding of the geology of these early-stage properties, although economic intersections have not yet been encountered.

Laflamme Property

Laflamme is an early-stage exploration joint venture in the Abitibi region of Quebec with Midland Exploration Inc. (“Midland”). The property is situated on favourable geology, following the trend from the Company’s Discovery project to the Sleeping Giant mine. On July 31, 2011, the Company fulfilled the requirements to exercise the option to acquire a 50% interest in the project. The Company is the operator of the joint venture and may acquire an additional 15% interest by completing a feasibility study. In 2010 and 2011, 12 drill holes totalling 4,353 metres were completed on the property.

On June 15, 2011, Midland announced the discovery of a potential new mineralized zone with nickel, copper and platinum group elements, intersected while conducting drilling in the north east part of the property at shallow depth (approximately 60 metres vertical depth). Midland also announced that a helicopter-borne electromagnetic VTEM survey was recently completed, and that ground-based geophysical electromagnetic and induced polarization surveys are scheduled.

Grassroots Exploration and Corporate Development

In addition to its operating mines and advanced exploration projects described above, grassroots exploration is an important part of the Company’s growth strategy.  As part of its development strategy, the Company intends to stake or acquire additional mining claims and properties, where such transactions are economically and strategically justified.

The Company continuously examines PGM exploration opportunities as the Company is well positioned given the existing infrastructure at the Lac des Iles mine and mill complex.  From time to time, the Company enters into confidentiality agreements with junior mining companies or individual prospectors to assess the prospective nature of their land holdings.

Mineral Reserve and Mineral Resource Tables

The tables below set forth estimated mineral resources as set out for: the Lac des Iles property as at May 31, 2011; the Vezza mine, as at December 31, 2011; the Sleeping Giant mine as at December 31, 2011; the Flordin property, as at August 24, 2011; and the Discovery project, as at August 1, 2008, in each case as calculated pursuant to NI 43-101.

Lac des Iles - Mineral Reserve Estimates

			Tonnes	Pd	Pt	Au	Cu	Ni	Contained Ounces
Mineral Reserve		Category	(000’s)	(g/t)	(g/t)	(g/t)	(%)	(%)	Pd	Pt	Au
Lac des Iles	Roby Zone	Proven	283	7.40	0.42	0.36	0.08	0.08	67,246	3,806	3,298
		Probable	637	5.10	0.39	0.33	0.09	0.08	104,424	8,064	6,809
		Total	920	5.81	0.40	0.34	0.08	0.08	171,670	11,870	10,107

* Please refer to Notes on Mineral Reserve and Mineral Resource Tables

Lac des Iles - Mineral Resource Estimates

			Tonnes	Pd	Pt	Au	Cu	Ni	Contained Ounces
Mineral Resource		Category	(000’s)	(g/t)	(g/t)	(g/t)	(%)	(%)	Pd	Pt	Au
Lac des Iles	Open Pit	Measured	3,722	1.99	0.23	0.17	0.08	0.07	238,134	27,523	20,343
		Indicated	2,565	2.20	0.24	0.18	0.08	0.07	181,427	19,792	14,844
	Roby Zone	Indicated	3,144	7.62	0.44	0.33	0.06	0.08	770,246	44,476	33,357
	Offset Zone	Measured	2,500	5.62	0.36	0.33	0.09	0.12	451,719	28,936	26,524
		Indicated	11,955	5.24	0.36	0.32	0.10	0.12	2,014,063	138,371	122,996
		Inferred	3,071	4.80	0.34	0.22	0.07	0.08	473,929	33,570	21,722
	Stockpile	Measured	508	2.21	0.20	0.18	0.05	0.07	36,095	3,267	2,940
		Indicated	13,365	0.97	0.12	0.08	0.03	0.06	416,805	51,563	34,376
	Total	Measured	6,730	3.36	0.28	0.23	0.08	0.09	725,948	30,790	23,283
		Indicated	31,029	3.39	0.25	0.21	0.06	0.09	3,382,541	149,402	104,299
		M&I	37,759	3.38	0.26	0.21	0.07	0.09	4,108,489	180,191	127,582
		Inferred	3,071	4.80	0.34	0.22	0.08	0.07	473,929	33,570	21,722

* Please refer to Notes on Mineral Reserve and Mineral Resource Tables

Gold Properties - Mineral Resource Estimates

			Tonnes	Au	Contained Ounces
Mineral Resource		Category	(000’s)	(g/t)	Au
Vezza		Measured	325	6.1	64,100
		Indicated	1,605	5.6	290,000
		M&I	1,930	5.7	354,100
		Inferred	479	4.8	74,300

Sleeping Giant		Measured	52	7.2	12,004
		Indicated	744	6.9	165,527
		M&I	796	6.9	177,531
		Inferred	146	8.2	38,680

Flordin		Measured	116	3.2	12,133
		Indicated	2,707	1.8	153,998
		M&I	2,823	1.8	166,000
		Inferred	2,199	1.9	137,561

Discovery		Measured	3	9.0	895
		Indicated	1,279	5.7	236,180
		M&I	1,282	5.7	237,075
		Inferred	1,546	5.9	294,473

	Total	Measured	496	5.6	89,132
		Indicated	6,335	4.2	845,705
		M&I	6,831	4.3	934,837
		Inferred	4,370	3.9	545,014

* Please refer to Notes on Mineral Reserve and Mineral Resource Tables

Notes on Mineral Reserve and Mineral Resource Tables:

The classification system used herein conforms with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system.  U.S. investors should refer to page 2 of this Annual Information Form for an overview on how Canadian standards differ significantly from U.S. requirements.

Pd, Pt and Au ounces are stated as contained ounces. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.

Lac des Iles

Mineral Reserves and Mineral Resources for the Roby Zone, Open Pit and Stockpiles were estimated as of June 30, 2010 by RPA and updated by David Penna, P. Geo., an employee of the Company and a qualified person under NI 43-101 to: (i) reflect additions to mineral reserves in the Roby Zone as a result of a lower cut-off palladium grade and higher palladium price in the Roby Zone; (ii) depletion from production up to May 31, 2011, and (iii) mineral reserves from the crown pillar (supported by an internal engineering report). The following cut-off grades were used: (i) 5.8 g/t PdEq for the Roby Zone; (ii) 1.8 g/t PdEq for the Open Pit, within an optimized pit shell run below the current pit survey; and 1.9 g/t PdEq for the Stockpiles. These cut-off grades were determined under the assumption that production would take place at a rate of 14,000 tpd. Metal price assumptions of US$350/oz palladium, US$1,400/oz platinum, US$850/oz gold, US$6.50/lb nickel, and US$2.00/lb copper were used in the estimation of cut-off grade. A US$/Cdn$ exchange rate of 1.11 was also applied.

Mineral Resources for the Offset Zone were estimated as of May 31, 2011 by P&E. The mineral resource calculation uses a minimum 3.5 g/t Pd resource block cut-off. Assays were capped at various levels depending on metal grade distributions. Resources were estimated to the 4070 Mine Level (-930 m elevation), a maximum depth of 1,430 m. The following metal price assumptions were used: US$475/oz palladium, US$1,500/oz platinum, US$1,100/oz gold, US$9.00/lb nickel, and US$3.00/lb copper. A US$/Cdn$ exchange rate of US$0.95 = Cdn$1.00 was also applied.

Vezza

Mineral Resources for the Vezza project were estimated as of December 31, 2011 by Valère Larouche, Eng., an employee of the Company and a qualified person under NI 43-101, and audited by RPA. Mineral Resources were estimated at a cut-off grade of 3 g/t Au using an average gold price of US$1,200 per ounce and a US$/Cdn$ exchange rate of 1:1.1.

Sleeping Giant

Mineral Resources for the Sleeping Giant mine were estimated as of December 31, 2011 by mine staff under the supervision of Tyson Birkett, Eng., an employee of the Company, and a qualified person under NI 43-101. Mineral Reserves for the Sleeping Giant mine have been reclassified to Resources due to the suspension of operations at the mine. A long term gold price of US$1,100 per ounce was assumed.  Grade capping was carried out on a vein-by-vein basis using the historical values of 60 g/t for drill hole intersections and 55 g/t for opening sampling.

Resources were evaluated from drill hole results and opening sampling results using the polygonal method on inclined longitudinal sections.  The maximum distance was fixed at 25 metres for inferred and indicated resources. A specific gravity of 2.85 t/m(3) was used.  For resources using the Shrinkage method, the intersections are internally diluted (at zero grade) to minimum true thickness of 1.6 metres and an external dilution of 15% (at zero grade) with a mining recovery of 95% are applied. For resources using the Long Hole method, the intersections are internally diluted (at zero grade) to minimum true thickness of 1.8 metres and an external dilution of 25% (at zero grade) with a mining recovery of 95% are applied. For resources using the Room and Pillar method, the intersections are internally diluted (at zero grade) to minimum true thickness of 1.8 metres and an external dilution of 15% (at zero grade) with a mining recovery of 85% are applied. For measured resources, the diluted grade and thickness from the opening sampling results are used for a maximum distance of 8 metres away from the opening.

Flordin

Mineral Resources for the Flordin property were estimated as of August 24, 2011 by InnovExplo.  Mineral Resources were compiled using a cut- off grade between 0.5 g/t Au for the open-pit model and a cut-off grade of 3.5 g/t Au for the underground model.

Discovery

Mineral Resources for the Discovery project were estimated as of August 1, 2008 by InnovExplo.  A long term gold price of Cdn$850 per ounce was assumed.  Mineral Resources for the Discovery project were estimated using various cut-off grades, depending on the mining method applied.

MATERIAL PROPERTIES

As at December 31, 2011, the Company’s material properties are the Lac des Iles mine and the Vezza project.  The following describes key aspects of the Company’s material properties. On January 17, 2012, the Company announced that it has decided to cease mining operations at the Sleeping Giant mine due to insufficient operating margin. The Sleeping Giant mine and mill complex is described below however it is no longer considered to be a material property. Please refer to the various reports prepared in accordance with NI 43-101 discussed below for a further description of these properties, including their location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Lac des Iles Mine

The following description of the Lac des Iles mine has largely been summarized from the Scoping Study filed on September 30, 2010 and the LDI Report filed on November 29, 2010, which are available for review in Canada on SEDAR at www.sedar.com. The authors of the Scoping Study and the LDI Report are “qualified persons” under NI 43-101 and are independent of the Company. Updated mineral reserve and mineral resource estimates for LDI were prepared as of May 31, 2011 by P&E. Further updates included herein have been prepared by the Company and reviewed by its qualified persons.

Overview

On October 29, 2008, the Company temporarily placed the Lac des Iles mine on care and maintenance due to declining metal prices. On December 8, 2009, the Company announced that it would restart operations at the Lac des Iles mine, and on April 14, 2010, the Company announced that it had resumed production. Payable palladium production from the Lac des Iles mine for the year ended December 31, 2010, totalled 95,057 ounces.

On August 16, 2010, the Company announced positive results from the Scoping Study on the Offset Zone. On September 30, 2010, the Company filed the Scoping Study and given its results, the Board of

Directors of the Company approved proceeding with development of the Offset Zone and an additional $35 million in related capital expenditures was allocated for the remainder of 2010 to advance the project. The Company announced its Lac des Iles mine expansion plans with the objective of achieving a seamless changeover from mining in the Roby Zone (via ramp access) to the Offset Zone (via shaft access). During the third quarter of 2010, the Company awarded the raise boring contract to Redpath Mining for the shaft construction, and a contract to Cementation Inc. for drilling the pilot holes for the shaft and ventilation raise.

In 2011, the Company invested approximately $143 million in the LDI mine expansion. Development work in 2011 included completion of an updated mine expansion plan, completion of the Phase I shaft and ventilation raise bore; installing ventilation at surface and underground; advancing the ramp towards the 4570 mine level; developing the 4790 mine level; constructing the head frame, hoist room and substation; and installing the hoists. During the third quarter of 2011, the Company awarded the shaft sinking contract to Dumas Contracting.

Payable palladium production from the Lac des Iles mine for the year ended December 31, 2011, totalled approximately 146,600 ounces at total cash costs of US$448 per ounce.

In 2012, capital expenditures for the mine expansion are budgeted at $116 million. Development work in 2012 will be focused on completing Phase I of the mine expansion, which involves completing the surface construction activities, advancing underground development, and completing the shaft sinking to the 795-metre level by year end. The shaft, which will have a capacity of approximately 7,000 tonnes per day, is targeted to be commissioned at the end of the year. The Company expects to spend $6 million in capital expenditures on additional Roby Zone development and mill and tailings management facility upgrades.

During the continuation of the Offset Zone expansion project activities in 2012, underground mining will continue via ramp access, until the new mine shaft becomes operational at the end of the year. Underground mining will be supplemented by the restart of open pit production. Quarterly variability in Lac des Iles’ production metrics is to be expected during this period, and reflects the planned mining sequence (and hence grade variability) to mitigate logistical congestion between operations and the underground development activities. Cash costs are expected to be higher during the first half of 2012 due to seasonal trends that impact operating costs, such as increased use of propane during the winter season. The Offset Zone ore will be processed at the Lac des Iles mill.

The mine expansion plan is based on the current resource wireframe, and does not include potential production from recently discovered extensions to the Offset Zone or from the Cowboy, Outlaw, and Sheriff zones, which could alter future development plans.

The Company is party to a collective agreement with the United Steelworkers for unionized workers, which expires May 31, 2012.

Project Description and Location

The Lac des Iles property comprises approximately 86.4 square kilometres of mineral claims and leases. LDI holds title to the leases and claims. The property is located at Latitude 49°10’ North, Longitude 89°37’ West, 85 kilometres northwest of the community of Thunder Bay in northwestern Ontario. The mine, mill and tailings impoundment area lie in the Boreal Forest ecoregion, characterized by typical northern Ontario forest with numerous lakes and beaver swamps.

The mine site straddles the Spruce River and the Dog River/Matawin Forests. The land surrounding the mine is Crown Land with limited access, and was historically used primarily for recreation, forest resource extraction, and trapping. The Lac des Iles mine is the only developed mine in the area. The mine area is part of a registered trap line.  LDI co-operates with the Sustainable Forest Licence holders, utilizing the area to ensure that marketable timber on the mine site is harvested.

LDI holds six mining leases comprising 3,513 hectares. Contiguous with these leases are 54 mineral claims consisting of 331 claim units covering 5,119 hectares, for a total property area of 8,633 hectares. LDI owns the surface rights for most of the leases. LDI does not own the surface rights to any of the mineral claims.

In addition to the Company’s wholly-owned 30,000-acre land package surrounding the Lac des Iles property, LDI has signed an Option and Purchase Agreement pursuant to which the Company has the right to acquire a 100% interest in an additional 43 square kilometres of mineral claims. The claims, known as the Legris Lake PGM property, are located adjacent to the south east portion of the Lac des Iles property.

Royalties

Production from the Lac des Iles mine and any future production from the Offset Zone is subject to a royalty agreement with the Sheridan Platinum Group Inc. and John Patrick Sheridan (together, the “Sheridan Group”). Under the agreement, the Company is required to pay the Sheridan Group a net smelter return royalty equal to 5% of net cash proceeds received from concentrates and other products produced from mining operations on the Lac des Iles property. Net cash proceeds are calculated as proceeds from the sale of concentrates after deducting: (i) the costs of sampling, assaying, transporting and insuring the concentrate; (ii) smelter processing and refining charges and penalties (excluding the Company’s own processing costs); and (iii) all applicable taxes and royalties that must be paid in respect of the mining operations. If the Company elects to be paid for some or all of its payable metals in kind, the royalty obligation is then also payable in kind in respect of these metals.

Environmental Liabilities

Mining and processing operations involve many risks and hazards, including environmental contamination, which could result in environmental damage and/or liability. See “Risk Factors - The risks and hazards associated with mining and processing pose operational and environmental risks.”

In addition, the Company’s business is subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls. If the Company breaches this legislation, fails to obtain or maintain such operating approvals or licenses or breaches such standards or controls the Company may be subject to fines or other liabilities. See “Risk Factors — Environmental and other regulatory requirements.”

The Company believes that its operations and facilities comply in all material respects with current legislation, and that it holds all necessary approvals and licenses for its operations at the Lac des Iles mine and for its planned expansion projects. However, compliance with existing and future legislation and for new mines and mills may require additional control measures and expenditures, which cannot be estimated at this time.

The Company is responsible for all costs of closure and reclamation at the Lac des Iles mine. The Company, in conjunction with the Ontario Ministry of Northern Development, Mines and Forestry (the “Ministry of Mines”), has established a trust fund (the “Fund”) pursuant to the Company’s mine closure plan for eventual clean-up and restoration of these sites. The mine closure plan calls for a total amount of $13 million to be accumulated in the Fund. Commencing in February 2001, the Fund, controlled by the Ministry, started to accumulate through monthly deposits of $100,000. At December 31, 2011, the Company had a letter of credit outstanding for $8.5 million on deposit with the Ministry. All current amounts required have been contributed as at March 30, 2012.

In addition, to the extent that the Company’s exploration activities at other projects disturb the land or some other environmental attribute, the Company may incur clean-up and other reclamation costs at such projects.

Mineral Assets

Currently, the major assets associated with the Lac des Iles mine are:

•                                          Open pit Roby Zone mineral resources.

•                                          Roby Zone mineral reserves and mineral resources.

•                                          Offset Zone mineral resources.

•                                          Additional in-situ and stockpiled mineral resources associated with previous open pit mining.

•                                          15,000 tpd mill, an assay lab, a tailings management system, mine site infrastructure and mining equipment.

Permits

The Lac des Iles mine is a mature mine site that has followed the permitting procedures of the Ministry of Mines, the Ministry of Environment, and the Ministry of Labour, through their respective local offices in Thunder Bay, Ontario. LDI reports that all material permits are in place and are up-to-date for compliant operation of the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to the site is via a paved provincial highway from Thunder Bay and then via a 15 kilometre all-weather private gravel road to the mine site. The site itself is served by well-maintained gravel surface roads.

Climate

The Lac des Iles area experiences hot summers, and cold, snowy winters. Maximum and minimum temperatures range from an extreme low of -30°C in the winter months to an extreme high of 38°C in the summer months. Winter lows of -30°C are not uncommon in January and February. Mean annual precipitation at the Lac des Iles property is approximately 714 millimetres. The area is snow-covered for approximately five and a half months per year, with monthly snowfalls ranging from 270 millimetres to 450 millimetres in winter. Prevailing winds at the Lac des Iles mine are from the northwest. The relative humidity ranges from 50% to 77%. Weather conditions are rarely severe enough to halt mining operations and generally the only issue is related to safe traction on the access roads and ramps within the open pit mine. Mill operations are enclosed and are therefore not exposed to the weather other than feed stocks. The Company does not budget for weather related shutdowns of the mine.

Local Resources

Thunder Bay is the major service center for northwestern Ontario and provides most of the services required by the mining operation. This includes an airport with regular daily service to and from major Canadian cities, rail connections, and ocean access via the Great Lakes and St. Lawrence Seaway.

Most mine and mill consumables including fuel, cement and propane are readily available in Thunder Bay. Due to the project’s proximity to Thunder Bay, the Lac des Iles mine has had recent success in hiring experienced staff and personnel with considerable mining and processing expertise. Most staff typically operate on a 4 day on / 3 day off or 7 day on / 7 day off shift. Contract miners operate on a 28 day in / 14 day out schedule.

Infrastructure

The main facilities are the new camp area, old camp area, main office, tire shop, old mill area, current mill area which includes an assay lab and the open pit shops, warehouse and operational offices, a shaft house and hoist room (under construction), open pit and stockpile area, underground portal and related ventilation accesses, and the tailings management facility. The mill has a rated capacity of up to 15,000 tpd. Revisions to the mill were made in 2008-2009 to optimize part time operation and metal recovery from higher grade underground ore feed.

A 324-person capacity camp and recreational complex was built in conjunction with the construction of the current mill. This facility was expanded in 2006 to accommodate the underground workforce and is now a 460-person capacity camp. A temporary camp has also been erected to accommodate employees and contractors involved in the Offset Zone construction.

Purchasing is handled by the on-site staff, with regular freight movement between the Lac des Iles mine site and Thunder Bay. On-site warehouse space accommodates spares for open pit and underground mining as well as milling operations. The trucking contractor maintains a transhipping warehouse in Thunder Bay for Lac des Iles material. Road access to the site is adequate for moving most materials, including oversized mining equipment.

Underground infrastructure includes two portals in the pit, ramp, 16 levels, ventilation raises and mobile equipment fleet for open pit and underground.  A shaft is currently under construction.

Tailings from the mill are deposited at the tailings management facility (“TMF”) which has been operating since 1990. The TMF is an industrial waste impoundment structure, where erosion is minimized, runoff is managed, water is returned to the mill facility as needed and excess water is stored until it can be treated and released. The TMF was expanded through the construction of the South TMF, encompassing 110 hectares, which was completed in 2011. The South TMF has a crest elevation of 510.5 metres, and consists of rock filled dams with a 2 millimetre textured HDPE liner with a non-woven geo-textile cushion on the upstream side. Additional rock lifts are contemplated to increase the storage capacity of the TMF and are scheduled to be complete in 2013.

Waste dumps and ore stockpiles of various grades have been established on surface near the concentrator facilities. One significant aspect is that the waste rock from pit walls is relatively benign and classified as non-acid generating. Similar waste rock from the underground workings is placed as fill in the mined underground stopes.

Water and sewer services are supplied independently for each facility and are considered by the Company to be adequate for current needs. Expansion of potable water and sewer services were completed for the underground workforce additions. Electrical power is supplied by Hydro One via a 118 kV line to a main substation on site. Site distribution is maintained by Lac des Iles and consists of 4,160 V overhead lines around the site. There is a services agreement with the provincial utility currently in place.

The current mill at Lac des Iles has been in operation since 2001. The mill is a conventional flotation operation with semi-autogenous (“SAG”) and ball milling, followed by three stages of flotation and two stages of regrind. The final product is a bulk copper/nickel concentrate with high PGM values. Mill flotation was redesigned after suspension of processing in March 2008. For the year ended December 31, 2011 the mill processed 1,689,781 tonnes or ore at an average of 10,675 tonnes per day.

Physiography

The Lac des Iles mine is located in northwestern Ontario which lies within the Superior Province of the Canadian Precambrian Shield, a boreal forest region typified by black spruce, birch, poplar and jack pine, and low areas of numerous lakes and treed swamps. Drainage is poorly integrated and generally south to Lake Superior. Local land use is primarily forestry related. The topography of the site is favourable for the placement of facilities, being generally of low relief. Elevations on the property range from 418 metres above sea level to 550 metres above sea level, exclusive of the open pit.

History

Significant palladium mineralization was first discovered in the Roby Zone in 1963 by prospectors. Various exploration programs were undertaken over the next 25 years by a number of companies.

In 1990, Madeleine Mines Ltd. developed the property. After intermittent production and continuing capital expenditures, commercial open pit production of the Roby Zone open pit was achieved in December 1993. The Company was formed as an outcome of corporate reorganization. In 2000, the Company commenced an expansion program at the Lac des Iles mine and a new mill was commissioned in the second quarter of 2001, which achieved its nominal rated 15,000 tonnes per day throughput in August 2002.

From 1999 to 2001, the Company carried out an extensive exploration drilling campaign that identified mineralization at depth, below the ultimate pit bottom. The drilling identified two zones with potential for underground mining: the Main High Grade Zone and the Offset Zone.

A major Phase 4 push back of the south and east pit wall was undertaken in 2004-2005, with waste removal of upper benches completed in 2005. In 2006, the open pit mine was redesigned to address south wall slope stability issues. This pit redesign was finalized in September 2006.

Roby Zone

The Company began mining the Roby Zone in 1993 using open pit mining methods. In order to access a higher grade portion of the Roby Zone, underground mining commenced in April 2006.

Offset Zone

The Company’s exploration team discovered the Offset Zone in 2001. The Offset Zone was interpreted to be a fault displaced continuation of the Roby Zone mineralization and is located below and approximately 250 metres to the south west of the Roby Zone.

The Offset Zone has significantly more mineral resources than the current underground mine at the Roby Zone and remains open along strike to the north and south, and at depth.

Drill programs were completed in 2010 and 2011 to increase confidence in existing mineral resources and to delineate more resources. Potential exists to add new resources along strike to the north and south and down-dip. Thus far the Offset Zone has been traced to a depth of 1,300 metres below surface, and along a strike length of approximately 600 metres.

Geological Setting

Regional Geology

The Lac des Iles area is underlain by mafic to ultramafic rocks of the Archean Lac des Iles Intrusive Complex. These rocks have intruded granites and greenstones of the Wabigoon Subprovince of the Superior Province. The Lac des Iles Intrusive Complex lies immediately north of the Wabigoon Quetico subprovince boundary, which extends some 300 kilometres from Rainy Lake to Lake Nipigon. The Intrusive Complex is the largest of a series of mafic and ultramafic intrusions that occur along the boundary and which collectively define a 30 kilometre diameter circular pattern in the Lac des Iles mine area.

Local Geology

The mine lies in the southern portion of the Lac des Iles Intrusive Complex, in a roughly elliptical intrusive package measuring 3 kilometres long by 1.5 kilometres wide. These rocks, locally termed the Mine Block Intrusion (‘‘MBI’’), comprise a very wide range of textures and mafic and ultramafic compositions.  The principal rock types in the Roby and Offset Zone areas include East Gabbro (EGAB); Heterolithic Gabbro Breccia (HGABBX); Varitextured Gabbro (VGAB); Gabbro (GAB); Magnetic Gabbro (MTGAB); Pyroxenite (PYXT); Gabbronorite (GN); Gabbronorite Breccia (GNBX) and dykes.

The MBI is host to a number of PGM deposits, including the Roby Zone. The Roby Zone consists of three subzones: the North Roby Zone, the High Grade Zone and the Breccia Zone.

Property Geology

High Grade Zone mineralization is hosted mainly within a portion of a 15 metre to 25 metre thick unit of occasionally sheared PXN/melanogabbro. A host to high-grade PGM mineralization, it is located in the east central portion of the Roby Zone, bounded by the barren EGAB hangingwall and HGABX hosted Breccia Ore to the west. The High Grade Zone is primarily confined to a 400 metre long segment of the PXN, although it does extend northward into the gabbro norite. The High Grade Zone, striking north northwest was thought to be terminated down dip by a relatively shallow dipping fault, the Offset Fault.

Below this structure, the Offset Zone, a higher grade zone similar to the High Grade Zone, has been intersected by drill holes, where it was interpreted to be displaced down and approximately 250 metres to the west. Within the wireframed Offset Zone, the palladium mineralization is hosted in approximately 37% heterolithic gabbro breccia, 32% pyroxenite, 16% gabbro and gabbro breccias. Approximately 3% of the zone is occupied by late dykes (dilution).

Exploration

The Offset Zone was discovered in 2001 and 39 holes (35,363 metres) were drilled in, and immediately above, the zone during 2000 and 2001.  Geological interpretations of available data were initiated and a large east west striking oblique-slip fault with an offset throw of 300 metres (to the southwest) was interpreted to displace the down plunge extent of the high grade ore. Two holes for 2,783 metres were drilled in the zone in 2003 and 2004. Fifteen additional holes (18,230 metres) were drilled in 2005.

As of 2005, drill hole intercepts within the Offset Zone were generally spaced at 120 metres to 140 metres. The 2006-2007 infill drilling program was designed to tighten the spacing to approximately 50 metres by 50 metres in and around some of the wider intercepts. Eight wedge offset holes (5,663 metres) were drilled from two surface holes to fill in certain sections and close the hole spacing, allowing for classification of some of the inferred resources as indicated resources.

In 2008, the Company carried out additional surface drilling totalling 18,988 metres in 31 holes that focused on exploring targets on the MBI and on the Southeast Breccia Zone situated adjacent to the southeast corner of the open pit, with two holes drilled in the Offset Zone totalling 2,284 metres.

Drilling in 2009 totalled 41,590 metres in 86 holes as part of the Phase 1 and 2 fill-in for the Offset Zone.  Exploration drilling and stripping/trenching was also carried out on a number of other palladium mineralized zones in the MBI. These zones have been explored intermittently since as early as the 1960s.

The Company commissioned a Scoping Study for the Offset Zone that was completed on September 30, 2010 as a NI 43-101 Technical Report and Preliminary Assessment.

In 2010, the Company completed 79,995 metres of drilling at LDI for an approximate cost of $10 million.  The 2010 exploration program was aimed at expanding the size of the Offset and Roby zones, increasing the grade of the Offset Zone mineralization and exploring other surface areas.

2011 Exploration Program

The objectives of NAP’s 2011 exploration program were to expand the Offset Zone, improve the knowledge of the Offset Zone mineralization through infill drilling, and identify potential surface targets.  In 2011, 261 holes totalling 84,686 metres were drilled on the Lac des Iles property. Underground drilling accounted for 41,343 metres (205 holes), of which approximately 13,290 metres (66 holes) were to support mine operations.  Drilling from surface accounted for the remaining 43,343 metres (56 holes).

Infill drilling on the Offset Zone continued throughout 2011 to define the upper and middle portions of the ore body on a 15-metre drill pattern in preparation for production.  The holes were drilled in a fan pattern from the Offset Zone ramp and the vast majority intersected the Offset Zone, returning good widths and grades, the majority of which are higher than the current resource estimate.  Although the Cowboy Zone was not specifically targeted, it was frequently intersected during the drill campaign.

The 800-series holes of the infill drilling targeted the middle portion of the Offset Zone, which continued to intersect high grade intervals.

The 700-series of holes targeted the southern portion of the Offset Zone, at the outer portion of the current resource model.  Results continue to show high grades and good continuity as well as high grade footwall mineralization that may be associated with the Cowboy or Outlaw zones.  Significant mineralization was encountered in the Cowboy Zone, including 11 metres at 7.22 g/t Pd (Hole 11-710) and 24 metres at 5.5 g/t Pd (Hole 11-717).  Moreover, there was good indication of a southern extension to the Offset Zone in an area called the Southern Norite Zone.  The Company is investigating whether the Southern Norite Zone is an extension of the Offset Zone towards the south.

The 900-series of holes targeted an area to the west of the Offset Zone from an underground platform.  These results discovered more footwall mineralization to the west of the mineralized Outlaw Zone.  This is the Company’s first attempt to drill beyond the Cowboy and Outlaw zones, which were discovered to the west of the Offset Zone in 2009.  Additional work will be required to understand how the 300 metres of previously unknown mineralized gabbros relates to the three currently identified zones. The results do, however, give support to the interpretation that the ore body consists of a series of parallel stacked lenses.

The Roby Zone drill campaign was designed to confirm north and south extensions of the mineralization in the upper part of the mine.  Definition drilling in 2011 followed palladium mineralization previously encountered and results continued to confirm northern and southern extensions.

The Company is developing a mine plan for both upper Roby Zone extensions.  Development has already commenced towards the new North Block, which will allow further drilling to expand the resource northward.  In the southern extension, development is still at the planning stage.

The Company discovered high grade surface mineralization from trenches along the North VT Rim approximately 500 metres northeast of the Lac des Iles open pit, including 0.98 metre at 64.4 g/t Pd and 0.8 metre at 45.8 g/t Pd.  The North VT Rim target was known to have anomalous palladium values that follow the contact with the East Gabbro and Varied-Textured Gabbro (VT-Gab) to the east but such high grades have never been encountered at Lac des Iles. The geological controls on the high grade palladium mineralization along the North VT Rim target are still being investigated.  Available technical data indicate that the mineralization is generally stratabound and stratiform in nature and features very low sulfide content that is generally not visible in hand specimens.  The mineralization along this contact may be similar to other ‘reef-style’ occurrences found in the Bushveld and Stillwater complex.

Additional work is required on the North VT Rim to understand the nature of the mineralization.  The Company intends to follow up on these results during 2012 with a drill campaign targeted below the highest grade trench mineralization with larger HQ drill core.

Mineralization

PGM, gold and base metal mineralization in the Lac des Iles intrusion occur in both primary and secondary environments within sulphide and silicate minerals. Mineralization appears to be predominantly strata-bound along the contact between the East Gabbro and the mineralized Heterolithic Gabbro Breccia. Within the Heterolithic Gabbro Breccia, there is a high grade core typically constrained to an easily recognized ultramafic unit known as the Pyroxenite (“PXN”).

Visible PGM mineralization is rare to nil, and difficult to predict. Palladium and platinum mineralization within the High Grade Zone consists primarily of fine-grained PGM sulphide, braggite and telluride minerals, merenskyite and kotulskite. Higher PGM grades (mean –7.89 g/t palladium, maximum –55.95 g/t palladium) occur in those portions of the PXN that are altered to an assemblage of amphibole (anthophyllite actinolite hornblende)-talc-chlorite.

The PGM tenor is not proportional to the sulphide content, and samples free of visible sulphide often contain more than 10 g/t palladium. The high-grade mineralisation is located primarily within the western, highly altered portion of the pyroxenite unit. The higher grade is not restricted to the PXN as it commonly straddles the PXN/gabbro breccia contact to depths exceeding 250 metres.

Platinum group and chalcophile elements occur in variable amounts in almost every ore type within the Roby Zone. The majority of PGMs either occur within sulphides or are associated with sulphides at sulphide silicate boundaries, occurring as discrete mineral inclusions within secondary silicates of altered rocks.

Drilling

The Lac des Iles property has been subjected to numerous drill campaigns since the early 1960s. From May 1997 to May 2001, Matawin Mineral Exploration Inc., under contract with LDI, managed the exploration and drilling programs on the property. In May of 2001, the Company established its own metals exploration division. A variety of contractors have carried out drilling on the property since then.

The surface drill hole database for the 2006 resource estimates for the Roby open pit and underground mine block models consisted of 1,128 drill holes totalling 355,513.17 metres. The database also included twenty-four 2005 series underground holes (6,155,8 m), stockpile sampling holes (79 for 3,837.2 m), 23 channel samples taken west of the pit, and a water hole.

The 2007 and 2008 Lac des Iles diamond drilling programs were conducted from both underground and surface, targeting two different portions of the Offset Zone. Both drilling programs were contracted to Bradley Brothers Drilling of Rouyn-Noranda, Quebec, which supplied two electric underground LM-90 diamond drills and one hydraulic surface VD-5000 diamond drill.

Drilling in the 1970s was AQ diameter core (27 mm). LDI drilling prior to 1999 was BQ with a core diameter of 36.5 mm and since 1999 has been NQ core at 47.6 mm. Since 2006, the NAP exploration department has recorded core recovery on the drill logs. Core recovery is excellent throughout the deposit and is reported to average close to 100%. Because of length of surface drill holes and underground access with respect to the Offset Zone location, drill holes intersect the zone at generally oblique angles such that core sample length across the zone is generally longer than the true thickness of the mineralization.

The LDI Report included 188 diamond drill holes totalling 126,078 metres and 154 intercepts totalling 4,077.72 metres in 132 holes in the Offset Zone (including eight wedge holes). Average intercept core length is 26.5 metres. Drill holes intersect the zone at acute angles in the vertical plane of approximately 49° to 35°. For underground fan drill holes, intersections are also oblique up to 45° in the horizontal plane, resulting in intercept widths wider variably than true widths.

Sampling, Analysis and Security

In 2004, a series of nine diamond drilling, core logging and sampling related procedure manuals were compiled by the Company’s exploration department for use at the Lac des Iles mine. The Core Cutting and Splitting Manuals were last updated in 2007 and the exploration protocols are currently being revised.

Upon delivery to the core shack, the core boxes are sorted and tagged. The core is digitally photographed and images are archived in JPG format. Geotechnical data including rock quality designation measurements are collected in Excel format by geological technicians. Water immersion specific gravity and magnetic susceptibility measurements are collected every 30 metres down hole, with six-metre intervals taken within the mineralized zone.

Samples are generally marked at one-metre intervals but may be dependent upon lithological, mineralogical, structural alteration and mineralization factors observed by the geologist during core logging. Sampling of the Offset Zone starts within the East Gabbro hangingwall, at least five metres prior to the Offset Zone contact, and continues through the footwall breccia to the end of hole. Any other zones of interest (e.g. pyroxenite-rich breccias) in the hangingwall are also sampled. Sample intervals within the main mineralized zones are generally split (except for infill drilling, which is whole core sampled) using a fresh water diamond saw or a hydraulic splitter. Technicians are responsible for core halving, bagging, tagging and inserting the pre-numbered quality assurance and quality control samples into the shipping bags. Core logging and sampling information is entered into a Century Systems database using DHLogger.

The sample preparation and assay procedures used by Activation Laboratories Ltd. are as follows:

•                                          Core sample numbers are entered into the local laboratory information management system (LIMS).

•                                          Samples are dried, if necessary.

•                                          Samples are jaw crushed to 80%-10 mesh (2.36 mm).

•                                          A 350 g cut is taken by riffle splitting, with the balance stored as coarse reject.

•                                          The above cut is plate pulverized to 95% -150 mesh, and then matted to ensure homogeneity. Silica sand is used to clean out the pulverizing dishes between each sample to prevent cross-contamination.

•                                          For precious metal assay, a one assay ton pulp split (± 30 g) is mixed with fire assay fluxes and fused in a fire clay crucible. The resulting lead button is placed in a cupelling furnace where all of the lead is absorbed by the cupel.

A silver bead, which contains any gold, platinum, and palladium, is left in the cupel. Once the cupel has been removed from the furnace and cooled, the silver bead is placed in a labelled small test tube and digested using a 1:3 ratio of nitric acid to hydrochloric acid. The samples are bulked up with 1.0 mL of distilled de-ionized water and 1.0 mL of 1% digested lanthanum solution for a total volume of 3.0 mL. The solution is cooled and vortexed and then allowed to settle. Analysis for gold, platinum, and palladium is then done using AA. The AA unit is calibrated for each element using the appropriate ISO 9002 certified standards in an air-acetylene flame.

For base metal assay, pulps are digested using a multi-acid digest (nitric acid, hydrofluoric acid, hydrochloric acid). The samples are bulked up with 2.0 millilitres of hydrochloric acid and brought to a final volume of 10.0 millilitres with distilled de-ionized water. The samples are vortexed and allowed to settle and then analyzed for copper, nickel, and cobalt using atomic absorption spectroscopy.

The results for the atomic absorption are checked by the technician and forwarded to data entry by electronic transfer, and a certificate is produced. The laboratory manager checks the data and validates it if it is error-free. The results are then forwarded to LDI by email and in hardcopy by mail. The Exploration Office in Thunder Bay maintains hardcopy laboratory certificates and digital copies on file, the latter stored by drill hole number. The digital analytical results are compiled, formatted, and imported into the master drill hole database.

Core samples are secured in the logging/sampling geology facility at the mine site and in a secure administration building/core facility in Thunder Bay. The mine itself has a gate house and barriers to restrict public access. Core samples are trucked by exploration staff or by Courtesy Courier from the mine and from the Thunder Bay office to Activation Laboratories in Thunder Bay. Check assays are carried out by SGS Minerals Services (Toronto), an accredited laboratory that is also independent of NAP.

Quality Control Measures and Data Verification Procedures

A comprehensive QA/QC program for assay validation is performed by the Company’s exploration staff including blanks, standard, and duplicates. Blank samples are inserted into the continuous sampling series. From 2007-2009 standard reference samples were inserted in random order into the sample stream hole by hole at a rate of one control per thirty samples. The results from blank control and reference standards analyses are processed by FUSION SERVER® software.

NAP uses MS Excel spreadsheets and Shewart plots generated in FUSION SERVER® to track the QA/QC results on a routine basis. Other limited data analysis is generally completed to quantify precision, accuracy, and sampling variance.

NAP Drill Hole Database Management

NAP has assigned a geologist as the manager responsible for the Drill Hole Database and related QA/QC analysis. In the past, core logging and sampling information was entered directly into a customized MS Access drill log form with automatic data restrictions and error validation routines. Accurassay submitted assay results electronically via email to the Lac des Iles mine site, with hardcopies by mail to the NAP Exploration office in Thunder Bay. Further validation and error checking was completed visually, in MS Excel, and using Gemcom Desktop database software. Final drill hole log reports were generated from the entered data and stored both as a hardcopy and in digital PDF. SG data is stored in MS Excel files. Currently, geotechnical and geological core logging are done on paper forms, entered into DHLogger and transferred to FUSION SERVER® (both Century Systems software), which manages the drill hole data, can be queried, and can export data to the various import formats required by industry-standard mining software or to Microsoft SQL Server and Oracle databases.

Mineral Reserves and Mineral Resource Estimates

The mineral reserve and mineral resource estimate and underlying assumptions for the Lac des Iles mine are set out above. See “Mineral Reserve and Mineral Resource Tables” beginning on page 25.

Mining Operations

Open pit mining activities commenced at the Lac des Iles mine in 1993 while underground operations began in 2006. On October 29, 2008, NAP placed both surface and underground operations on a care and maintenance program due to rapidly declining palladium prices. In March 2010, NAP resumed underground mining operations at the site as a result of improving palladium prices. Open pit operations were resumed in Q4 2011.

Underground ore is extracted from the down-dip extension of the Roby Zone. The Roby Zone’s higher-grade core formed previous underground reserves. The extension of the Roby Zone lies below the ultimate pit bottom at an elevation of 5,285 masl, and extends to an elevation 4,840 masl, for a total dip length of 440 metres. In general, the Roby Zone underground ranges in thickness from two metres to 34 metres, averaging 11 metres, and dips at 70° to 80°, flattening to less than 60° in some areas.

For the most part, operating and cost parameters at the Lac des Iles mine have been well established through previous operating experience.

The Company is currently expanding the LDI mine to access the underground Offset Zone. The expansion consists of installing a shaft, extending the ramp from the Roby Zone to the Offset Zone, as well as all the necessary development work on surface and underground. The primary objective of the expansion is to transition from mining via ramp to mining via shaft while utilizing a large-scale bulk mining method. The Company remains on schedule for commercial production from Phase I of the new production shaft in Q1 of 2013.

Mining Method

The underground Roby Zone is accessed via a decline ramp with ramp grades ranging from -14% to -18%. Sublevels have been established off the ramp system approximately every 20 to 30 vertical metres. The mining methods used are longitudinal and transverse long-hole open stoping. LDI previously adopted a non-recoverable rib and sill pillar design (rib pillars between stopes and sill pillars between mining horizons) in order to eliminate the need for backfilling. Unconsolidated waste rock is placed in mined-out stopes as required. Underground development is advanced using two hydraulic drill jumbos, one mechanized rocker bolter, and two long-hole production drills. Mucking activities are completed with both 8 yd3 and 11 yd3 load-haul-dump (LHD) units. Muck is picked up by LHDs and loaded into a fleet of haul trucks with capacities ranging from 30 tonnes up to 60 tonnes.

Underground ore is trucked up the ramp and stockpiled in the pit adjacent to the mine portal. Stockpiled ore is re-loaded into 190-t haul trucks and trucked to a gyratory crusher. Excess waste rock from development is trucked to an area of the pit near the mine portal for temporary storage.

The selected mining method in the Offset Zone will be longhole stoping with primary and secondary stoping blocks for the wider areas in a centre out approach, while the North and South sides of the Offset Zone will be predominantly mined on longitudinal retreat.

Metallurgical Process

The Lac des Iles mine is a mature operation, where the metallurgical characteristics of the mill feed are well understood; however, the re-start of the processing plant on Roby Zone underground ore has required some plant retrofit and changes in processing strategy. Recent processing has resulted in higher concentrate grades and mill recoveries compared to historical figures, which is a reflection of mining of underground ore which is higher in grade. Prior to re-starting, the Lac des Iles mine sent approximately 200 kg of drill core samples from each of the Roby Zone underground and the Offset Zone to Xstrata Process Support (XPS) for metallurgical testing. Results are provided in an XPS report of June 4, 2010 that was filed with the Offset Zone Scoping Study.

Markets

The principal commodities at Lac des Iles mine are freely traded, at prices that are widely known. Concentrates are sold under contract to Xstrata at prices set according to the London Metal Exchange and Metal Bulletin.

Contracts

The majority of the concentrate from the Lac des Iles mine is treated under an offtake agreement with Xstrata that provides for smelting of LDI’s bulk Ni-Cu-PGE concentrate at Xstrata’s smelter in Falconbridge, Ontario, followed by refining at Xstrata’s Nikkelverk facility in Kristiansand, Norway. Concentrate is delivered to the Falconbridge smelter in 100 tonne to 200 tonne lots using 40 tonne highway trucks. The contract expires in 2012 and the Company is reviewing its options for one or more long-term offtake agreements in Canada or overseas.

Other contracts in place at Lac des Iles mine include underground development and surface construction for the Offset Zone, supply contracts, exploration drilling, technical and environmental services and catering and camp services.

Environmental Considerations

Permits

Current permitting requirements for the Lac des Iles mine are similar to those required prior to the mine entering care and maintenance status in October of 2008. The only significant change to the site is a new tailings management facility, which was largely completed prior to the mine being placed on care and maintenance. The MNDMF requested an amendment to the Lac des Iles mine Closure Plan following LDI communicating their intent to construct the new South TMF. LDI has since filed an amended closure plan with the Ministry.

Mine Closure

The Company is responsible for all costs of closure and reclamation at the Lac des Iles mine. The Company, in conjunction with the Ministry of Mines, has established a trust fund pursuant to the Company’s mine closure plan for eventual clean-up and restoration of these sites. The mine closure plan calls for a total amount of $13 million to be accumulated in the Fund. Commencing in February 2001, the Fund, controlled by the Ministry of Mines, started to accumulate through monthly deposits of $100,000. At December 31, 2011, the Company had a letter of credit outstanding for $8.5 million on deposit with the Ministry of Mines. All current amounts required have been contributed as at March 30, 2012.

Taxes

An 11.75% Ontario Provincial income tax rate and a 16.5% Canadian Federal income tax rate apply to the operation, however, NAP reports that their accrued credit pools are such that they do not anticipate having to pay income taxes in the near future.

A royalty of 5% of the net smelter return has been included in the Company’s income statements as an operating expense with regard to payments to Sheridan Platinum Group of Companies.

Mine Life and Production Forecast

Under the current operating plan, the Lac des Iles mine is expected to produce a nominal 2,600 tpd of ore from underground operations. Surface ore will come from mining approximately 1 million tonnes from the existing open pit which was restarted in 2011.  The mill is currently operated at close to 12,600 tpd on a batch basis with a schedule of two weeks on and two weeks off. The plant produces a bulk PGM-Cu-Ni concentrate. Most of the concentrate is currently trucked to Sudbury, where it is sold to Xstrata under the terms of an off-take agreement. The offtake agreement is up for renewal in 2012.

In 2011, 1,689,781 tonnes of ore was processed by the LDI mill at an average of 10,675 tonnes per operating day.

Milling Operations

In 2001, a mill facility was commissioned with a nominal design capacity of 15,000 tonnes per day.  Ore from the open pit and underground mine was crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream could be split so that a portion was crushed in the secondary crusher producing a fine material feed which was then combined with the coarse feed. This mixture of coarse and fine material feeds the SAG mill to increase mill throughput. In 2005, modifications were made to the secondary crusher, including the installation of a slide gate and better control feed distribution. The ore was ground to a nominal P80 (the size of an opening through which 80% of the product would pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit comprised of rougher/scavengers and three stages of cleaning. The processing operation utilized a conventional flotation technology to produce a palladium-rich concentrate that also contained platinum, nickel, gold and copper.  The flotation circuit in the old concentrator was connected to the new concentrator to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

In 2008, up until the temporary shutdown of the mine, the concentrator processed 3,722,732 tonnes of ore or 11,419 tonnes per calendar day at an average palladium head grade of 2.33 grams per tonne and an average palladium recovery of 75.3%.  In 2007, the concentrator processed 5,006,383 tonnes of ore or 13,716 tonnes per calendar day at an average palladium head grade of 2.36 grams per tonne and an average palladium recovery of 74.8%.

The Company resumed operations in 2010 in the underground portion of the Roby Zone and the milling operations have been similar to those used in the past, with reduced requirements on the crushing, grinding and flotation plants.  However, given that mining operations resumed only in the underground portion of the mine, the mill operated at a lower throughput than that which was processed prior to the mine being placed on temporary care and maintenance in October 2008.

In 2011 the mill resumed processing a blend of underground and surface material, with surface ore being comprised of stockpiled material and some open pit ore.  In 2012, surface material is expected to primarily consist of open pit ore. The mill has undergone a number of improvements since the restart of milling operations in April 2010. Continuous improvement projects have been undertaken to improve the grind in order to liberate the PGM and base metals. The Company has also re-commissioned the vertical-stirred mills to aid in the liberation process and pulp chemistry has been studied in light of the fine-grind feed to the flotation circuit.

Production costs per tonne of ore milled were $54 in 2011. Cash costs, which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were approximately US$448 per ounce of palladium in 2011. Payable palladium production from the Lac des Iles mine for the year ended December 31, 2011 totalled 146,624 ounces.

The following table sets forth the tonnes milled and the metal production of the concentrate for each of the five years ended December 31, 2011:

	Year Ended December 31,
	2007	2008(1)	2009(1)	2010(2)	2011(3)
PALLADIUM
Ore milled (tonnes)	5,006,383	3,722,732	0	649,649	1,689,781
Head grade (g/t)	2.36	2.33	n/a	6.06	3.70
Recovery (%)	74.8	75.3	n/a	80.8	78.3
Mill Availability	91.1	88.4	n/a	96.3	97.7

	Year Ended December 31,
	2007	2008(1)	2009(1)	2010(2)	2011(3)
Production (oz)	286,334	212,046	0	95,057	146,624
BY-PRODUCT METALS
Platinum (oz)	24,442	16,311	0	4,894	9,143
Nickel (lbs)	3,066,973	2,503,902	0	395,622	816,037
Copper (lbs)	5,536,044	4,623,278	0	658,013	1,596,185
Gold (oz)	20,092	15,921	0	21,718	21,890

Notes:

(1)  The Lac des Iles mine was placed on care and maintenance on October 29, 2008.

(2)  The mine resumed operations in April 2010 as an underground only operation.

(3)  Surface operations resumed.

Labour Matters

Employees at the Lac des Iles mine are either salaried or paid hourly. The hourly employees at the Lac des Iles mine are members of United Steelworkers of America, Local 9422. A new collective agreement was signed in January 2010, which expires on May 31, 2012.

The Company is dependent on a skilled labour force with experience and a knowledge base in the mining sector.  Whether as employees of the Company or independent contractors, this labour force is generally available to the Company from residents in the Thunder Bay area and eastern Canada, although exploration and corporate office personnel have been recruited both locally and internationally.

Employees live at the mine site during their work rotation and most have homes in or near Thunder Bay, Ontario, a city of approximately 149,000 people with an international airport, rail service and port facilities on Lake Superior.  The Company has a workforce of approximately 255 employees at the Lac des Iles mine. Management estimates that the required workforce for the Offset Zone project during the construction phase will total approximately 9 employees and 311 contractors at its peak, including supervision, engineering and geology staff, as well as contractor employees in mine development and other services.

Vezza Project

The following description of the Vezza project has largely been summarized from the Vezza Report filed on May 3, 2010, which is available for review in Canada on SEDAR at www.sedar.com. The authors of the Vezza Report are “qualified persons” under NI 43-101 and are independent of the Company. An updated resource estimate for Vezza was prepared as of December 31, 2011 by Valère Larouche, Eng., an employee of the Company, and a qualified person under NI 43-101 and audited by RPA. Updated information included herein has been prepared by the Company and reviewed by its qualified persons.

Property Description and Location

Vezza is an advanced-stage project located in the Abitibi region in Quebec, approximately 85 kilometres by paved road from the Sleeping Giant mine, and approximately 25 kilometres to the south of the town of Matagami. The Vezza property consists of 49 contiguous mining claims covering a surface area of 691.1 hectares in Vezza and Noyon townships. The project site is located within NTS 32F12 map sheet at approximately 77° 45’ W longitude and 49° 31’ N latitude. The Universal Transverse Mercator (“UTM”) NAD 27, Zone 18 coordinates for the Vezza property are approximately 299,500 E and 5,490,300 N. The Vezza property consists of 49 contiguous mining titles (claims) covering a surface area of 691.1 hectares in Vezza and Noyon townships.

The Vezza property claims were acquired by the Company in 2010 and are now 100% owned by NAP Quebec. The Certificate of Authorization for the Vezza site has also been transferred to NAP Quebec. This certificate enables the Company to carry out surface and underground exploration on the property. The Company received an authorization from the Ministère du Développement durable, de l’Environment et des Parcs to conduct bulk sampling and is now awaiting a certificate of authorization to commence mining.

Royalties

The Company granted Agnico-Eagle a net smelter return royalty equal to 2% of the net cash proceeds received from gold production exceeding 300,000 ounces from the Vezza property. Net cash proceeds are calculated as proceeds from the sale of gold after deducting; (i) smelter processing and refining charges and penalties (excluding the Company’s own processing costs); (ii) the costs of sampling, assaying, transporting and insuring the concentrate; and (iii) all applicable taxes and royalties that must be paid in respect of the mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Vezza property is easily accessible by provincial highway 109, a principal paved regional road linking the town of Amos to Matagami, and by a five kilometre all-weather gravel road linking the property to the paved highway.

Climate

The region experiences cold winters and generally warm summers. Snow accumulation and freeze-up of lakes begin in November and generally persist until April or early May. According to the Environment Canada 1971-2000 Canadian Climate Normals for Matagami,

•                                          The mean daily temperature for the area is near the freezing point at -0.7°C;

•                                          Average July temperature is 16°C and average January temperature is -20°C;

•                                          Average annual rainfall is 618 mm and average annual snowfall is 314 cm for a total average annual precipitation of 932 mm (expressed as mm of water).

Physiography

The topography is generally flat and is mostly characterized by swamps and thick overburden coverage (up to 80 metres locally). Elevation varies between 260 metres and 300 metres above sea level. According to the map of ecological regions of Quebec, the area falls within the boreal zone and the spruce and moss domain. Forested zones are characterized mainly by jack pine and spruce and have generally been logged. The property is characterized by swamps and peat bogs and is therefore classified as a bare to semi-bare wetland. The Allard River crosses the property in its western part.

Local Resources

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. Matagami, the closest community, has a population of 1,500 inhabitants (Canada 2006 census) and offers good industrial and community services.

Infrastructure

Underground infrastructure at the Vezza site includes a 741 metre deep three compartment shaft and lateral development on six levels including trackless drift in the mineralized zone and track drift. The underground pumping system is fully functional for shaft bottom of 650 and the 300 level. The ventilation raise has been excavated and equipped from the 300 level to surface. An ore pass circuit was established from the 675 level to the 450 level in progression to the 300 level. Alimak raises in the ore are in progress.

Surface infrastructure at the Vezza site includes a 110 ft. high headframe with a 16.5 metre by 12.0 metre shelter; a 25 metre by 15 metre hoist and a compressor building containing three compressors and a ventilation system; a 10 ft. diameter 700 HP Dominion hoist with brake gear; two 3,400 ft. hoist cables, 1.5 in. in diameter, at the site ready for installation; an electrical substation; sanitary installations including a septic tank and a leach field; a pump station at Francois Creek with a 50 HP centrifugal pump and a 4 in. diameter supply line; a guard house building comprised of trailers; and a drill core storage area and core racks.

During its visit to the Vezza site on August 6, 2009, RPA inspected the surface infrastructure. The work required to render the site functional was reviewed and no major problems were anticipated. Since then, the site upgrade has been completed and mine de-watering was completed in April 2011. A 15 metre collar for the ventilation raise is complete and ore and waste pads have been established. Installation of a new underground heating system and new ventilation fans has begun. Mine construction in support of bulk sampling is underway and bulk sample extraction is underway.

History

Prior to 1984, the Vezza property area received little attention with respect to exploration for metallic deposits. Exploration work from the late 1950s to early 1980s was directed mainly at testing electromagnetic (EM) conductors for base metal massive sulphides.

During 1984, Kennco Explorations Canada Limited acquired 149 claims covering some 14.5 kilometre strike length of favourable stratigraphy. In early 1986, Dundee-Palliser and North American Rare Metals Ltd. (“NARM”) acquired 51 claims adjoining the Kennco ground. Starting in September 1986, Dundee-Palliser/NARM conducted systematic exploration work including airborne and ground geophysical surveys, reverse circulation overburden drilling (95 holes) and diamond drilling of 161 holes, including wedges, totalling 41,227 metres. The first diamond drill hole completed by the Dundee-Palliser/NARM joint-venture in December 1986 intersected 0.135 oz/ton Au over 6.2 ft. (4.6 g/t Au over 1.9 metres) in the vicinity of a 1958 hole which averaged 0.11 oz/ton Au over 8 ft. (4.6 g/t Au over 2.44 metres). Dundee-Palliser/NARM diamond drilling from December 1986 to June 1988 outlined a significant gold deposit.

In 1989, Agnico-Eagle became involved in the project under option agreement with Dundee-Palliser/NARM. During the acquisition, 18 additional holes were drilled to confirm and better define the Dundee-Palliser/NARM reserves and also drilled deep holes from surface to test the deposit at depth. Ultimately the decision was made to continue exploration from underground and the work was initiated in the fall of 1993. A three compartment shaft was sunk in two stages to a final depth of 741 metres. Shaft stations were cut at 50 metre increments. A two phase definition program was conducted over a four year period from the fall of 1993 through July 1997. A total of 43,000 metres of drilling was completed from underground to define the deposit during the two phases of the exploration program.

Geological Setting

Regional Geology

The Vezza property is located in the north-central part of the Abitibi Subprovince, a subdivision of the Superior Province, the Archean core of the Canadian Shield. The Abitibi Subprovince, commonly referred to as the Abitibi greenstone belt, comprises suites of volcano-sedimentary assemblages and granitoid rocks that are Archean in age (>2.5 billion years old). The Abitibi greenstone belt has been affected by north-south regional compression. In general, the volcanic sequences occupy east-west trending synforms, with intervening domes cored by synvolcanic and/or syntectonic plutonic rocks, and alternate with east-west trending bands of unconformable sedimentary sequences. Most of the volcanic and sedimentary strata are steeply dipping and the regional schistosity is generally east-west trending and subvertical. Generally east-west trending faults, which have variable dip and are typically described as tectonic zones or deformation corridors, transect the volcano-sedimentary assemblages. The structural grain typically warps around the main plutonic masses. The Abitibi greenstone belt is also cut by numerous late-tectonic plutons and dykes of varied composition.

Structurally, the region is transected by a network of east-west to east-southeast and west-northwest trending shear zones, which mainly follow lithological contacts. Many of the significant gold deposits in the region are spatially associated with the Casa Berardi-Douay-Cameron deformation corridor(s) and the southern regional contact of the Taibi Group sediments with the Cartwright basaltic volcanics (e.g. Casa Berardi, Douay, Vezza, and Discovery).

Local Geology

In the Vezza deposit sector, the Harricana-Turgeon Belt consists of three distinct lithotectonic domains corresponding respectively from north to south to the Wabassee Volcanic Complex, the Taibi Sedimentary Domain, and the Cartwright Volcanic Domain. The Marest Plutonic Complex (pre-to syn-tectonic) bounds the Harricana-Turgeon Belt to the south. The Cavelier dioritic to granodioritic intrusion (pre-to syn-tectonic), present to the north of this property, is associated with the Wabassee Volcanic Complex. Several Proterozoic diabase dykes, generally northeast-southwest trending and subvertical, cut across the suite of rocks in the region.

Property Geology

Vezza property geological units comprise an assemblage of volcanic and sedimentary rocks. The stratigraphy is oriented N100°E and characterized by steep dips ranging from 70°S to 80°S. Stratigraphic tops are to the north and thus the sequence has been overturned during regional deformation. The regional schistosity is oriented subparallel to the stratigraphy. The Vezza deposit occurs within a major zone of shearing and hydrothermal alteration, the “Vezza Fault”, located at the contact between clastic sediments (sandstone/siltstone) and mafic volcanic flows, both belonging to the Tali sedimentary domain. The overall geometry of the deposit is planar and characterized by an east-west trend. The length of the deposit varies from 250 metres (the 750 metre level) to over 500 metres (near surface) while its thickness varies in different places from approximately one metre to 10 metres.

Mineralization

The Contact Zone hosts the bulk of the Vezza gold mineralization and is a relatively continuous, planar zone (3 metres to 11 metres thick) of highly altered and deformed sandstone and argillaceous sedimentary rocks within the broader alteration envelope. The Contact Zone is generally within one metre of the volcanic-sedimentary contact. Altered and deformed sandstone is the principal host lithology for gold mineralization; mineralized banded siltstone/mudstone and sheared graphitic argillite located respectively in the hangingwall and footwall of the sandstone also form part of the Contact Zone. Characteristics of the Contact Zone, include:

•                                          intense quartz flooding up to 40% of rock volume

•                                          fracturing, including random, very fine “filigree” brecciation and veinlets

•                                          fine grained disseminated pyrite

•                                          iron carbonate alteration, giving a bleached appearance

•                                          pervasive silicification

Quartz veining and flooding are pervasive to varying intensity and are associated with 1% to 2% sulphide mineralization. The sulphide is mainly pyrite (locally up to 10%), with minor pyrrhotite and arsenopyrite locally present. Pyrite is present as fine grained clots and stringers along fine fractures and as later coarser grained euhedral crystals. Gold mineralization tends to be associated only with the finer grained pyrite. Native gold is sometimes visible to the naked eye.

Besides the Contact Zone, other, less continuous, gold zones and scattered gold intersections are present within altered sedimentary rocks. Most of them are associated with veined, pyritized, silicified, and weakly sericitized chert-magnetite iron formations. These zones are subparallel to the Contact Zone and are located on both the hanging wall and footwall sides of the Contact Zone.

Minor gold occurs in altered volcanic rocks, in intervals immediately north of and parallel to the main gold zone. The intervals are commonly less than 2.5 metres thick and occur within bleached rock with associated quartz veining and flooding, calcite veinlets, pyrite clots, fuchsite, albitization, and ankerite.

Exploration and Development Activities

In September 2010, NAP started work on re-commissioning the surface mining facilities and dewatering the underground infrastructure in order to carry out underground exploration. At the same time, surface drilling was started and 57 holes were completed for 12,012 metres in order to further define the eastern part of the Vezza deposit.

During 2011, the Company drilled 37 surface holes in 2011 for 6,243 metres and 161 holes for 17,933 metres from underground, for a combined total of 24,176 metres in 198 holes. Surface and underground drilling at Vezza confirmed the location of the mineralized zone at the interface between sedimentary and volcanic rocks. It has also advanced the project towards bulk sampling and confirmed grades, continuity and widths of the gold zones (which were similar to the last resource estimate dated December 31, 2010). The widths and near vertical nature of the gold zone also confirm that either Alimak or long hole mining methods could be used at the Vezza mine.

Production will come from a blend of long hole and Alimak mining methods. The Company has entered into a contract with Promec Mining Inc., a Val d’Or mining contractor, to provide the mining workforce at Vezza. The total workforce is expected to be in the range of 150 people. Vezza’s ore will be trucked to the Sleeping Giant mill (approximately 85 kilometres away), which is expected to process an average head grade of 5.2 grams per tonne, with a gold recovery of approximately 88%.

In 2011, the Company invested $28 million to advance Vezza to production, and plans to invest an additional $17 million in 2012 to continue underground development of the mine. The capital expenditures planned in 2012 consist of development work associated with the underground infrastructure (such as drifts and ore passes), drilling costs, as well as a new camp for the workforce, a backfill cement plant, rock conveyor and pump, and other required equipment.

The Vezza project is expected to have a mine life of approximately 9 years.

Drilling

For 2011 drilling activities, refer to section entitled “Exploration and Development Activities” below.

This section contains the description of drilling procedures used by prior operators.

Dundee-Palliser/North American Rare Metals Surface Drilling

Dundee-Palliser/NARM surface diamond drilling spanned from December 1986 to June 1988. Records identifying hole diameter are lacking. The Vezza project database, as provided by NAP, includes approximately 45,900 metres of drilling in 152 drill holes from this period of work. When compared against the NAP claim block outline, all holes are collared within the limits of the property. As observed from the GEMS drill hole database, the bulk of Dundee-Palliser/NARM surface diamond drilling in the area of the deposit was conducted on approximately 50 metre centres to a vertical depth of approximately 350 metres, with some deeper holes testing to approximately 500 metres below surface on approximately 100 metre centres.

RPA had managed the exploration program for Dundee-Palliser/NARM.

Surface Drilling

Surface drilling on the property by the previous owner spanned from 1989 through 1993; prior to the underground definition program. The Vezza project database, as provided by NAP, contains approximately 13,400 metres of drilling in 56 surface drill holes. Based on available records, drilling was BO-diameter. When compared against the NAP claim block outline, the drill holes are collared within the limits of the property, except for nine holes that are located outside the claim block. As observed from the GEMS drill hole database, much of this drilling was on property areas away from the Vezza deposit. The deposit was delineated with 18 holes drilled on approximately 50 metre centres to approximately 100 metre depth. The deposit was tested at depth by two holes at 200 metre spacing to approximately 600 metre vertical depth, two holes at 300 metre spacing to approximately 750 metre vertical depth, and two holes wedged from the latter two.

No written record describing surface drilling procedures used was available to RPA. Original logs in MRNF assessment report files suggest that standard procedures were used.

Underground Drilling

Agnico-Eagle personnel managed and conducted all aspects of core handling, logging, and sampling for the underground diamond drill programs. Underground diamond drilling was conducted by Forages B.F.M. of Val d’Or. Drilling was mainly BQ-diameter with the exception of short smaller diameter (EX size) holes drilled into the drift walls during development in the mineralized zone.

Phase 1 definition drilling was conducted on a 20 metre by 20 metre drill pattern from footwall drifts on the 200 metre and 300 metre levels. Phase IA drilling was conducted from a hangingwall crosscut on the 300 metre level and comprised 10 wider spaced deep holes for deposit delineation ranging to approximately 750 metre vertical depth. Results justified shaft deepening. Definition drilling focussed on an area located between sections 16,300E and 16,700E and between elevations of 2,900 metres and 3,140 metres.

Phase 2 definition drilling conducted on a 20 metre by 20 metre pattern from drifts on the 550 metre level and on a variable pattern from the 650 metre level. Phase 2 drilling was completed by the end of July 1997 and was concentrated below 2,800 metre elevation. Drilling below the 650 metre level tested to nearly 1,000 metre vertical depth at variably spaced centres ranging from approximately 50 metres to 100 metres.

Drilling protocols include the following:

•                                          Drill hole collars were surveyed; with a few exceptions.

•                                          Downhole deviation was measured principally using acid tests.

•                                          Phase IA deep holes (>200 metres) were located using downhole Light-Log tests.

•                                          Phase 2 drill holes longer than 200 metres were also downhole surveyed by Light-Log.

•                                          Interpretation of Light-Log surveys was done by a mining technician specifically trained to the task by an external consultant.

•                                          Rock Quality Designation (RQD) measurements were done on most of the Phase 2 drill holes.

Geomechanical Conditions of the Mineralized Zone and Encasing Rocks

RQD Measurements were done on most of the Phase 2 drill holes. Agnico-Eagle’s estimation of the geomechanical conditions of the mineralized zone are as follows:

•                                          Overall good: RQD from 70% to 90% (locally 45% and greater than 90%).

•                                          Locally, the silicified zone may be rather fractured.

•                                          The footwall (or north wall of the mineralized zone) when formed by argillitic schist may be quite friable and of little competence. Competence improves in the case of volcanics; RQD values in the footwall may vary from 75% to 80% with some local variations.

•                                          The foliated-schistose unit (banded and/or sericitized greywacke) located on the south wall (of the mineralization) has a natural tendency to flake into sheets. This unit also forms part of the mineralized zone. Because it forms the hangingwall of the deposit, this unit may be more problematic in the context of a potential production.

RPA notes that few RQD data were entered into the database and, as recommended, NAP updated the database for RQD data from existing logs.

Sampling Method and Approach

This section describes sampling methods and approaches used by prior operators.

No written record describing Sampling Method and Approach for surface drilling conducted by Palliser-Dundee/NARM or Agnico-Eagle was available to RPA.

Underground Drilling

Sampled drill core of BQ size was sawn and half-core was retained for future consultation at the Vezza site. Core from short small diameter holes in drift walls was split mechanically.

Pulps and rejects were stored at the Joutel Laboratory; however, NAP has found no evidence for the existence of these pulps and rejects there or anywhere else.

Muck and face chip sampling was conducted by experienced technicians/geologists at every development round/blast during Phase 1. Muck samples were taken and bagged by the miners during Phase 2, at a comparable rate.

Personnel managed and conducted all aspects of core handling, logging, and sampling for the underground diamond drill programs.

RPA is of the opinion that the sampling method and approach used is of industry standard.

Sample Preparation, Analyses and Security

This section provides the description of sample preparation, analyses and security used by Agnico-Eagle as well as by the Company.

Agnico-Eagle Drilling

No written record describing Sample Preparation, Analyses and Security for surface drilling conducted by Agnico-Eagle was available to RPA. An exception is MRNF’s assessment report file drill log that contains a record of check assay work conducted on mineralized intersections. RPA notes that this data has not been compiled into the database.

Assaying was done at Agnico-Eagle’s Joutel Laboratory by standard fire assay using one-half assay ton sample aliquots during Phase 1 and one assay ton (29.17 gram) sample aliquots during Phase 2. The company’s protocol included check assay work done internally at the Joutel Laboratory. The frequency of check assays for drill hole samples was increased during Phase 2. A system was put in place whereby the pulp was systematically re-assayed for any sample returning a grade equal to or greater than 2.5 g/t Au. Moreover, if a sample returned values greater than or equal to 5.0 g/t Au, a reassay from the reject was also done.

Agnico-Eagle also sent samples for external verification to an accredited independent laboratory in the region, namely, the Bourlamaque Assay Laboratory in Val d’Or. The frequency of external verification assays is reported as being one reject of a reassayed sample per every 15 samples reassayed. The check assays confirmed the first assay fairly well. They did not insert Certified Reference Material, commonly called commercial standards, in their protocol.

RPA created graph plots of the check assay program based on data available in the 1997 Feasibility Study. RPA considers the overall correlation between original assays and check assays to be generally good in all check assay programs. The precision defined from a set of duplicate analyses, regardless of the true value, is relatively typical of this type of nuggety gold mineralization. RPA considers this check assay program to be acceptable and has no reason to believe that the results could have negatively impacted on the accuracy and reliability of the Mineral Resource estimates.

NAP Drilling

The assay analyses performed during NAP’s drill program in 2010 and 2011 are subject to a rigorous quality assurance and quality control program that conforms to industry best practices as outlined by CIM and NI 43-101. This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

For 2011 drilling activities, refer to section entitled “Exploration and Development Activities” below.

Data Verification

According to information provided to RPA by NAP, the Vezza mine archive was initially stored at their Joutel division facilities at the time the Vezza mine was placed on care and maintenance in 1997. Agnico-Eagle subsequently closed down their Joutel facilities and the Vezza mine archive was transferred to their LaRonde and Bousquet facilities. NAP reported to RPA that NAP had full access to the archive and was responsible to provide RPA with the data, such as was preserved.

RPA is of the opinion that the Vezza mine geological archive is in reasonable to good shape, considering that some of the drilling was conducted more than 20 years ago, that the project has been dormant for more than 12 years, and that the records changed storage location.

It is of note, however, that some of the original source data for the (digital) database were not preserved as part of the archive for the Vezza mine, for example, the original drill logs for the surface drilling campaigns, and assay certificates for assaying prior to the Phase 2 underground program.

Cross Sections, Longitudinal Sections, Plan Views

RPA reviewed cross sections, longitudinal sections, and plan views showing geological interpretation as well as development face samples, and found the geological interpretation to be well done.

Core Logs and Database

RPA carried out spot checks of the database and found minor errors that were diligently corrected by NAP before resource estimation. RPA also reviewed approximately 10% of drill core logs and found that the database was consistent with the core logs.

RPA also conducted a search through the MRNF web-based assessment file library. Original logs dating to the period of Palliser-Dundee/NARM surface drilling were not found. However, assessment report files, comprising core logs and assay certificates, were located for essentially all the surface drilling conducted by Agnico-Eagle.

Spot checks carried out on the core logs in the assessment report files detected an anomaly. The database has one gold assay value recorded for these holes, whereas the logs record several assay values (a first assay and check assays) over a range of sample intervals within the mineralized zone. The core log assay values match assay values in assay certificates, but the AU1GPT value in the database does not match the first assay in the log. The average assay value for a sample interval as calculated from the log data provides a close, but not exact match for the database value. This differs from observations made in review of underground drill hole core logs and certificates, in which “Au 1” was clearly the first assay.

RPA is of the opinion that the mixing of averaged assay values and first assay values in the same database field (e.g., AU1GPT) should be avoided. RPA considers that the affected holes are relatively few in number (24 holes), the differences are small, and impact on resources is minor.

Assay Certificates

RPA verified assay certificates representing in excess of 5% of the database sample interval data and detected less than 1% errors, generally minor. There are reasonably few discrepancies between assay values on certificates and assay values in core logs and in the database for the AU1GPT field.

Mineral Resource Estimates

The mineral resource estimate and underlying assumptions for the Vezza property are set out above. See “Mineral Reserve and Mineral Resource Tables” beginning on page 25.

Mining Operations

Mining Method

The Vezza project has commenced processing a bulk sample at the Sleeping Giant mill, achieving results in line with expectations. Production will come from a blend of long hole and alimak mining methods. The Alimak mining method is currently used at the Marathon mines in the Hemlo camp, producing approximately half a million tonnes per annum. The advantage of the method is the possibility of using stope heights of up to 100 metres and greater, which reduces lateral development that is necessary with more conventional methods.

A report on the rock mechanics was prepared by the Bharti Group in the past but was not available for review. This would be important to help confirm the stope spans utilized.

The dilution factor is expected to average 26%. RPA is of the opinion that the dilution factor is reasonable. Stope dilution has been estimated by the addition to undiluted resources of 0.6 metres of waste rock at zero grade plus an additional 10%.

Mineral Processing and Metallurgical Testing

On January 17, 2012, the Company announced that its Vezza project has commenced processing a bulk sample at the Sleeping Giant mill, achieving results in line with expectations. Accordingly, the Company expects to commence commercial production at the beginning of the second quarter of 2012, pending receipt of required permits.

During its Phase 1 and Phase 2 exploration programs, Agnico-Eagle collected two bulk samples totalling approximately 25,000 tonnes.

The Vezza Phase 1 development bulk sample was milled at the Joutel mill in June 1995. In its 1997 Feasibility Study, it was reported that the cyanidation circuit in place worked well and no major problems were encountered during the test. A total of 1,527 ounces were extracted from the sample and the best recovery achieved was in the order of 88%. Test results showed that the fineness of grind was an important criterion for the processing of Vezza ore and had to be approximately 85% passing 400 mesh to render the operation economic.

The Phase 2 development stockpile from Vezza was milled in February 2003 at the LaRonde facilities (Gosselin, 2003). The mill treated a total of 14,619 tonnes at an average grade of 4.73 g/t Au (reconciled) versus a muck sample head grade of 4.85 g/t Au. The muck sampling grade reported by Gauthier et al. (1997) was supplemented by muck sampling at LaRonde during the 2003 milling of the Phase 2 stockpile to arrive at the muck sample head grade (Gosselin, 2003). Figures for the recovered grade from the stockpile are not available.

NAP intends to mill ore from the Vezza project at its Sleeping Giant mill. NAP compared the Vezza mineralization with the Sleeping Giant mineralization based on:

•                                          Geochemistry

•                                          Specific Gravity

•                                          Gold distribution after crushing to more than 80% passing 200 mesh

•                                          Recovery (%) by leaching test

NAP’s observations on the Vezza mineralization are as follows:

•                                          There are fewer metallic minerals at Vezza than at Sleeping Giant, only arsenic is three to four times higher at Vezza than at Sleeping Giant.

•                                          Arsenic will precipitate the same way as the copper during the ferric sulphate water treatment in the polishing pond.

•                                          Specific gravity tests indicate that the Vezza ore is slightly less dense (2.73) than the Sleeping Giant ore (2.9).

•                                          The gold distribution after grinding indicates that more than 75% of gold is liberated at minus 200 mesh, which is similar to Sleeping Giant.

•                                          Leaching tests indicate the tailings gold grade is relatively high for Vezza, in the order of 0.6 g/t to 0.7 g/t, in comparison with 0.3 g/t for Sleeping Giant. At an average grade of 5 g/t Au, gold recovery at Vezza would be 92% in comparison with 95% for Sleeping Giant. Increasing recovery of the fine gold particles would therefore be difficult as these particles will probably not be liberated. To increase gold recovery, the capacity of the grinding circuit would have to be increased, which is believed to be non-economic.

•                                          The Vezza ore is not expected to be a problem for the Sleeping Giant mill.

RPA is of the opinion that NAP’s observations and conclusions on the Vezza mineralization are reasonable; however, no metallurgical tests combining the Vezza ore with the Sleeping Giant ore have been carried out.

Based on the findings of Agnico-Eagle and NAP, RPA is of the opinion that a gold recovery of 88% to 92% is reasonable.

The hangingwall of the Vezza deposit consists of sediments in which schistosity is developed. RPA is of the opinion that the sediments may develop chlorite and/or sericite alteration which may cause some operation and recovery problems at the mill.

Sleeping Giant Mine and Mill Complex

The following description of the Sleeping Giant mine and mill complex has largely been summarized from the Updated SG Report filed on June 13, 2011, which is available for review in Canada on SEDAR at www.sedar.com. The authors of the Updated SG Report are “qualified persons” under NI 43-101. An updated resource estimate for Sleeping Giant was prepared as of December 31, 2011 by Tyson Birkett,

P.Geo., an employee of the Company, and a qualified person under NI 43-101. Updated information included herein has been prepared by the Company and reviewed by its qualified persons.

Overview

On January 17, 2012, the Company announced that it has decided to cease mining operations at the Sleeping Giant mine due to insufficient operating margin. The Sleeping Giant mine is no longer considered to be a material property.

IAMGOLD Corporation (‘‘IAMGOLD’’) held 100% of the mineral rights, claims and interest of the Sleeping Giant mine after acquiring it from Cambior Inc. (‘‘Cambior’’) in November of 2006. In October 2007, Cadiscor signed an agreement with IAMGOLD in order to acquire mineral rights at the end of IAMGOLD’s planned production. Cadiscor completed the acquisition of a 100% interest in the Sleeping Giant mine and related milling facilities from IAMGOLD on October 31, 2008. On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under the CBCA. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd. (“NAP Quebec”). NAP Quebec is a wholly-owned subsidiary of the Company.

In December 2007, NAP Quebec commenced a 19,000-metre underground exploration program at the Sleeping Giant mine at a cost of $2.4 million to test the continuity of a gold zone below the deepest developed mine level (975 metres).

The Company produced gold at Sleeping Giant from October 6, 2009 to February 8, 2012. In 2011, the mine produced 14,520 announces of gold and the average gold head grade at the mill was 6.3 g/t, with gold recovery of 96.4%.

Project Description and Location

The Sleeping Giant property is located 80 kilometres north of the town of Amos, Quebec and at the junction of the Maizeret, Glandelet, Soissons and Chaste townships. The property covers an area of 3,141 hectares and is composed of four mining leases and 69 mining claims surrounding the mining infrastructures. NAP Quebec holds a 100% interest in the property.

Provincial highway 109, which connects Amos and Matagami, passes less than 1 kilometre east of the mine site. Overburden thickness varies between 15 and 60 metres with an average of 30 metres. The landscape is relatively flat and lightly timbered. It is limited to the west and south by the Harricana and Coigny Rivers.

Royalties

Gold production from the Sleeping Giant mine was subject to a 1% net smelter return royalty in favour of IAMGOLD. On October 7, 2009 the Company exercised its right to buy back the royalty upon making a payment of $1 million to IAMGOLD. The property is also subject to a 1.5% net smelter return royalty in favour of IAMGOLD for any base metals produced from the Sleeping Giant mine provided that a technical report prepared in accordance with NI 43-101 demonstrates the existence of more than 5 million tonnes of measured and indicated resources on the property. Royalty obligations also exist on certain claims located on the Sleeping Giant property but none of these are situated on claims that form part of Sleeping Giant’s mining operations. The first one, in favour of Central Asia Goldfield Corporation, is constituted of 2% on the operational gross margin. The second one of 15% of net profit is held by Matagami Lake Exploration Ltd. To this day, no royalties have been paid.

Environmental Liabilities

Mining and processing operations involve many risks and hazards, including environmental contamination, which could result in environmental damage and/or liability. See “Risk Factors - The risks and hazards associated with mining and processing pose operational and environmental risks.”

In addition, the Company’s business is subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls. If the Company breaches this legislation, fails to obtain or maintain such operating approvals or licenses or breaches such standards or controls the Company may be subject to fines or other liabilities. See “Risk Factors — Environmental and other regulatory requirements.”

The Company believes that its operations and facilities comply in all material respects with current legislation, and that it holds all necessary approvals and licenses for its operations at the Sleeping Giant mine and for all of its planned expansion projects. However, compliance with existing and future legislation and for new mines and mills may require additional control measures and expenditures, which cannot be estimated at this time.

The Company, in conjunction with the Ministère des Ressources naturelles et de la Faune, has established a trust fund pursuant to the Company’s mine closure plan for eventual clean-up and restoration of the Sleeping Giant mine.  As of December 31, 2011, all current amounts required have been contributed to this trust fund.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Sleeping Giant mine is accessed via provincial highway 109, which connects Amos to Matagami. The nearest significant urban centre is Amos, approximately 80 kilometres south of the property.

The climate is typical of northwestern Quebec. Weather data for Amos, the nearest reporting centre, show that January is the coldest month with an average maximum of -12°C and an average minimum of -23°C, while July is the warmest month with an average maximum of 22°C and an average minimum of 10°C. Rainfall is highest in July with 115 millimetres and snowfall is highest in December with 57 centimetres.

The landscape is relatively flat and lightly timbered. It is limited to the west and south by the Harricana and Coigny Rivers. The major forest vegetation consists of Black Spruce and jack pine.

History

In 1957, following the discovery of the Lac Matagami zinc-copper deposit located approximately 65 kilometres north of the Sleeping Giant mine, work started in the Sleeping Giant area. Several aerial and ground geophysical surveys, as well as some drilling, searching for base metals were carried out. These were followed with an exploration program that was carried out from 1976 to 1982 by Matagami Lake Exploration. With subsequent regional input surveys that were carried out in the boundaries of the property, anomalies that were detected were systematically verified with ground line cutting, electromagnetic and magnetic surveys and on some occasions induced polarization. With subsequent diamond drilling campaigns (12,900 metres), the Zone A was discovered.

In 1983, Peron Gold Mines (now named Aurizon Mines Ltd.) acquired a 50% interest in the property by carrying out ground geochemistry and geophysical surveys (magnetic and very-low-frequency studies), drilling, as well as the beginning of underground exploration. Between 1984 and 1987, two shafts were sunk and sufficient reserves were delimited to begin development work. The first phase of commercial production occurred between 1988 and 1991, during which 494,000 tonnes at 6.4 g/t gold were extracted from levels 55 to 415. By the end of 1990, Aurizon Mines Ltd., then sole owner of the Sleeping Giant mine, stopped work due to the depletion of reserves.

In 1991, an agreement between Aurizon Mines Ltd. and Cambior allowed Cambior to acquire a 50% interest in the property by investing in drilling and in underground work. With this Cambior became the project manager. In April 2005, Cambior purchased the remaining 50% interest in the Sleeping Giant mine to become the sole owner.

After acquiring from Cambior in November of 2006, IAMGOLD held 100% of mineral rights, claims and interest of the mine. In October 2007, Cadiscor signed an agreement with IAMGOLD in order to acquire mineral rights at the end of IAMGOLD’s planned production with delivery of the property to Cadiscor at the end of October 2008. On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under the CBCA.  In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd. NAP Quebec is a wholly-owned subsidiary of the Company.

Geological Setting

Regional Geology

The Sleeping Giant mine is located in the first volcanic cycle of the North Volcanic Zone of the Abitibi sub-province. The location of the Sleeping Giant mine matches a disturbance of the regional tectonic grain which forms a triple junction emphasized by the three tonalitic polyphase and synvolcanic plutons arrangement. This area is affected by major deformation zones striking E-W and NW-SE. The Joutel mining camp is located at 50 kilometres northwest, and the Matagami mining camp is located at 80 kilometres North from the Sleeping Giant mine.

Local Geology

The mine is located within a volcanic and sedimentary sequence intruded by a felsic complex and post-mineralization dykes. The volcano-sedimentary rocks form a complexly folded and faulted sequence striking East-West with a steep southern dip.

Locally, economic gold zones are restricted to the volcano-sedimentary sequence surrounding a central dacitic intrusion.

The Sleeping Giant Mine gold ore is contained in sulphide bearing quartz veins. At the mine scale, the mineralized zones are spatially distributed inside 1 sq km.  In the northern part of the deposit veins strike east-west with a steep southern dip of between 65 and 75 degrees. They are characterized by a vertical continuity of over 700 metres and a lateral continuity between 100 and 200 metres. In the south, a complex system of four families of veins shows a gradual change of strike and connections with other veins at different attitudes. These veins are less continuous and extensive than those at the north. Their sizes vary between 50 to 100 metres laterally and less than 200 metres vertically.

Property Geology

Data related to drilling was compiled since 2002 and has expanded several aspects of the knowledge related to the Sleeping Giant mine geology.  New characterizations of volcanic rocks of this sector identify two local-scale volcanic cycles (the North Cycle and the Mine Cycle) in relation to an important intrusive complex.

The Mine Cycle stratigraphic sequence is cut by an important group of intrusive rocks of felsic to intermediate composition of calc-alkaline affinity, which constitute the Sleeping Giant Complex. Four major phases are recognized in the magmatic evolution of this complex.

The data shows that the mine area is the site of a tight fold dipping east with its axial surface sub-vertical and oriented ENE-WSW. Beds that are oriented ESE-WSW with a steep slope going south in the north area of the mine, pass N-S with a moderate slope going east in the south sector and come back at ESE to WSW in the south sector. Overall, the fold’s dip is moderate going east, but information suggests that it has a steeper slope in the deepest levels.

There are two categories of fault NW-SE in the sector. The south west portion of the sector is characterized by ductile dextral structures. The north east portion of the sector is characterized by brittle sinistral faults. Both fault categories are late according to the upthrust and they displace the gold zones.

Exploration

In 2007 and 2008, NAP Quebec completed 90 underground drill holes for a total of 18,669 metres. These drill holes were completed with the objective of verifying the economic potential of veins below the current mine workings and of increasing knowledge of selected areas that had not been mined in the past even though gold-bearing veins had been defined there.

In 2009, an additional 24,718 metres of definition drilling were completed for purposes of stope definition, and an additional 11,017 metres of exploration drilling were completed to investigate the extension of known zones above and below the last working level of the mine.

In 2010, an additional 49,402 metres of definition drilling were completed for purposes of stope definition, and an additional 37,862 metres of exploration drilling were completed to investigate the extension of known zones above and below the last working level of the mine.

In 2011, the Company conducted drilling in three new levels at depth, which returned good results reaffirming the higher grades at depth. However, the Company was unable to confirm those grades over sufficient strike length, thereby significantly reducing the tonnage that could be mined profitably.

On January 17, 2012, after reviewing various mining scenarios, the Company announced that mining would likely continue at high costs given the lack of grade continuity, with insufficient operating margin to justify continuing operations.

Mineralization

The Sleeping Giant deposit is formed by groups of ‘smokey’ quartz veins with gold associated with sulphide minerals and whose geometry was controlled by the stress field in the rocks at the time of vein formation.

The Sleeping Giant deposit is a quartz-sulphide vein type gold deposit. The best mineralized veins typically contain four sulphide minerals: pyrite, pyrrhotite, chalcopyrite and sphalerite, which form 5% to 60% of the veins. The typical vein thickness is between 20 and 80 centimetres with average grade between 35 and 85 g/t gold (uncut channel sample analyses). In addition to gold, the veins also contain silver and a small amount of copper and zinc. The gold to silver ratio is about 1 to 2. Zones 20 and 30 have a lateral/vertical continuity of 300 / 670 metres. In zone 8, the lateral/vertical continuities are over 600 / 500 metres.

In new extensions of the multi-vein gold system, no change was observed in the nature of veins (i.e. no improvement or reduction related to tonnes and grades).

The economic veins are grouped in the Mine Cycle rocks and in North Cycle rocks surrounding the main intrusive mass of the Sleeping Giant complex. Controls of gold-bearing structures correspond to permeability zones in the supporting structure, such as faults, lithological contacts, joints and specific lithologies. Gold veins are usually oblique compared to bedding. Most of the veins are found in association with minor faults. Geological markers show that movements caused by these faults are limited, in the order of metres.

With regard to spatial distribution of this vein-type system, several veins occur at the level of the fold hinge line. Since veins were in place before the folding, it is considered that this abundance shows the fact that this hinge line is a site of favourable preservation, where well-preserved ore veins can be found.

Drilling

Drilling for purposes of the Updated SG Report includes drill holes completed by the mine operations in stopes or areas which were subsequently not mined, as well as new drilling by NAP Quebec in its exploration program. In all cases, drilling was from underground stations by standard methods with most drill core of BQ size for exploration drilling and ATW for definition drilling. Core boxes were closed at the drill station and transported to the core logging facility on surface for core description and sampling.

All drilling, sampling and analysis are subject to ongoing industry standard QA/QC protocols.  This includes regular insertion of purchased standards and blanks.

Sampling Method and Approach

The core samples chosen for the analysis must be at least 50 cm long even if the ore zone is shorter. The maximum length of a sample is limited to 1 metre. Sampling of core is defined with the possibility that the observed mineralized zone (typically a vein in this situation) contains gold. During the operational phase of the mine, the entire core was sent to the laboratory. This practice, although unusual from an exploration point of view, is justified in a production setting where mineralized zones are recognised and followed over periods of months or years and the professional personnel control the drilling and geological programs over extended periods of time.

Drill core samples taken from the exploration holes are split and one-half of the core is retained. Samples from definition drilling are split from drill core using a hydraulic splitter, while those from the exploration drilling are sawed.

Sample Preparation, Analyses and Security

Laboratory Procedures — Definition Drilling

All stope definition drill samples were analyzed at the laboratory located at the mine site. The analytical method was fire assay with an atomic absorption finish. This method has a lower detection limit of 0.01 g/t gold. Samples returning a high gold concentration are re-analysed following dilution.

Sample reception and preparation follow industry standards. The objective of the drying, crushing, quartering and pulverisation steps is to produce a rock sample of approximately 200 grams with 80% passing 200 mesh. A powdered sample of 15 grams is used for the gold analysis. This amount of sample is less than typical in exploration programs, but adequate when a larger number of samples will be used to define a stope for eventual mining.

The quality assurance/quality control program consisted of: (1) the use of a check laboratory (ALS Chemex) in order to verify the precision of the results (splits of the pulps and rejects); (2) insertion of blanks in order to control contamination errors; (3) continuous insertion of drill core pulps and rejects (re-numbered) in order to evaluate the reproducibility; and (4) insertion of certified reference material samples.

The Sleeping Giant laboratory has a control system and quality control program that has demonstrated acceptable results.

For example, in 2010, 214 blank samples were analyzed at the Sleeping Giant laboratory. 90% of them returned grades less or equal to 0.05 g/t and the maximum returned was 0.09 g/t. There was no apparent trend of grade versus time. A total of 206 analyses of Certified Reference Material were also conducted at the Sleeping Giant laboratory. 91% of the analyses returned results in the range of the average certified value ± three standard deviations (as defined in the Rocklab certificate).

Laboratory Procedures — Exploration Drilling

All exploration samples were analysed by ALS Chemex at Val-d’Or Quebec. ALS Chemex is a certified laboratory with a robust internal system of standards, duplicate analyses and blanks. The sample preparation consist of crushing (70% < 2 millimetres) the totality of the sample and then a split of 250 grams is pulverized (85% < 75 microns). The gold assay is carried out on a 30 gram sample by fire assay with AA finish. Samples returning a high gold concentration (> 10 g/t) are reanalysed with a gravity finish.

A quality assurance / quality control program similar to the program described above for the definition drilling laboratory procedures was established by the Sleeping Giant geology department.

For example, in 2010, 338 blank samples were analysed at ALS Chemex. 98% of them returned grades less or equal to 0.05 g/t and the maximum returned was 1.16 g/t. There is no apparent trend of grade versus time. A total of 327 analyses of Certified Reference Materials were also performed at ALS Chemex. 87% of the analyses returned results in the range of the average certified value ± three standard deviations.

Core Handling

Core handling, logging and sampling are generally to industry standards. Core logging is carried out in a dedicated facility with logging tables, water for wetting the core and adequate lighting. Core is delivered from the underground drills in closed boxes transported on pallets and opened at the core logging facility. Logging is carried out using a computerised system which captures data directly (no transcription). Core boxes are measured and marked with embossed aluminum tags.

Samples for analysis are marked directly on the core with a wax marker and a sample tag placed at the end of each sample interval. The sample tag is fixed by a staple to the core box. Core is split or saw in a separate room in the core logging facility, material placed directly from the tray in the core splitter into a sample bag with the sample tag the geologist placed at the end of the interval.

Opinion on the Sampling and Laboratory Protocols and Results

After a review of methods and internal checks and a series of check analyses in an external laboratory, it is the opinion of the authors of the Updated SG Report that core handling, sampling, sample security and analysis at the Sleeping Giant mine meet current industry standards and are adequate to support estimates of mineral resources and mineral reserves.

Data Verification

The technical information that forms the basis of the Updated SG Report was acquired by personnel of the Sleeping Giant mine in their capacity as employees at the mine. There was thus continuity in personnel and in accumulated knowledge of the mine which has benefited the current study. Since most of the new resources are extensions of existing veins and existing stopes, the geometries of the mineralized zones are well-constrained and detailed verification of such data has been minimal.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and mineral resource estimate and underlying assumptions for the Sleeping Giant mine are set out above. See “Mineral Reserve and Mineral Resource Tables” beginning on page 25.

In 2010, Sleeping Giant milled 93,296 tonnes of ore grading 5.9 g/t for a total of 17,695 ounces of gold. During this time, the total gold content of the reserves (proven plus probable) decreased by 4,500 ounces from 56,200 to 51,200 ounces indicating that 75% of the gold produced was replaced by the drilling completed during the year. The gold content of the measured and indicated resources increased by 121% from 57,000 to 125,800 ounces indicating that drilling permitted to increased the level of confidence in part of the inferred resources defined in 2009 and also that compilation of existing data identified new resources. The gold content of the inferred resources decreased by 62% from 100,800 to 38,700 ounces reflecting that part of 2009 inferred resources were upgraded to indicated resources.

Mining Operations

The Sleeping Giant mine was in production from 1988 to 1991 and 1993 to September 2008, when it was placed on care and maintenance by its previous owner, IAMGOLD. At the end of 2008, cumulative production was approximately 960,000 ounces of gold at an average grade of about 11.44 g/t gold.

More recently, the Company produced gold at the Sleeping Giant mine between October 6, 2009 and February 8, 2012.

The mine is accessed by a three-compartment production shaft with a total depth of 1,205 metres. Levels are spaced at 45 metres from surface to a depth of 235 metres, and from there to a depth of 975 metres are spaced at 60 metres. The first shaft originally sunk as an exploration shaft and various raises allow all portions of the mine to be ventilated with fresh air.  An ore pass and a waste pass allow material to be handled through raises to the loading pocket installation. The Company completed the production shaft deepening to 1,245 metres in 2011. The mine is worked using conventional mining equipment.

All required permits are in place for the mine.

Mining Method

Three mining methods have been used to extract ore, with the method being determined according to the dip of a particular zone. For slopes over 65 degrees, long-hole and shrinkage stope extraction is used. For slopes between 65 and 45 degrees, shrinkage stope mining is generally employed (with some stopes mined by long-hole methods). For slopes below 45 degrees, the room and pillar extraction method is used.

Mineral Processing and Metallurgical Testing

The Sleeping Giant mill, which was originally built to serve as a regional mill, uses the CIL (carbon in leach) process and has a nameplate capacity of 900 tonnes per day and typically operated at approximately 500 to 600 tonnes per day. It has operated for periods of some months at 800 tonnes per day.  Recovery in 2011 was approximately 96.4%.

Environmental Considerations

The mine currently operates with all required environmental permits in place. Tailings at the close of operations by IAMGOLD remain the responsibility of IAMGOLD. Site decommissioning will be the responsibility of NAP Quebec.

Taxes

The mine is owned and operated by NAP Quebec, and with accumulated tax credits due to past losses and development costs to be incurred, it is projected that no taxes will be paid during the operating period of the Updated SG Report.

Refining and Metal Sales

Gold-silver doré bars are produced at the SG mill and then transported by a licensed armoured car services company to Johnson Matthey Ltd.’s refinery in Brampton, Ontario for further purification. The gold produced from the Sleeping Giant mine has generally been sold to banks, bullion dealers and/or refiners based on prevailing spot market prices at the time of such sales.

Labour

Employees at the Sleeping Giant mine are either salaried or paid hourly. The hourly employees are members of United Steelworkers, Local 4796. The current union agreement expires July 31, 2014.

Most of the employees live in or near the town of Amos, Quebec and travel to and from the mine site daily on a bus provided by the Company. In 2011, the Sleeping Giant mine employed approximately 113 employees. In addition, contractors were employed as needed to assist with underground development, diamond drilling and other duties.

Following the suspension of mining operations, a total of 53 employees were employed at the mine and mill complex.

Milling Operations

The mill has a rated capacity of 900 tonnes per day and gold recovery in 2011 was approximately 96.4%. The Sleeping Giant mill will process the ore from Vezza.

The Company has the option to expand the mill to either 1,250 or 1,750 tonnes per day depending on the Company’s needs. Completion of the mill expansion has been deferred to give the Company flexibility to do a one-step increase to 1,750 tonnes per day depending on development timelines. In 2011, the Company spent approximately $2 million on the expansion, which includes detailed engineering work, geotechnical tests, building and foundation designs, receiving construction permits, materials procurement and refurbishing the rod mill and jaw crusher.

ENVIRONMENT

The Company’s mining, exploration, and development activities are subject to various levels of federal, provincial, and municipal laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions in which the Company operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities.

The Company’s operating facilities have environmental monitoring processes and procedures in place to identify and eliminate or mitigate environmental risks. These processes are designed to identify risks early on and allow management to respond to risks as they arise. Monitoring processes include Environmental Effects Monitoring studies, toxic substance reduction plans, green house gas emissions monitoring and reporting, National Pollutant Release Inventory monitoring and reporting, baseline monitoring and other regulatory compliance monitoring in order to protect water quality and reduce the potential for contamination of surface or groundwater. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the Company uses dust suppression techniques.

The Company also has a practice of participating in third party and internal environmental compliance audits of its business activities on a regular and scheduled basis, in order to evaluate its operations. An External Environmental Compliance Assessment Audit was performed on the Lac des Iles mine by AECOM in 2010. The audits assess compliance with applicable laws and regulations, permit and license requirements, company policies and management standards including guidelines and procedures and identify areas where improvements are needed so that any issues can be addressed proactively. In most cases emissions are significantly below regulatory limits.

As part of the Company’s goal to minimize the impact on the environment from its projects and operations, the Company has developed comprehensive closure and reclamation plans during the initial project planning and design. The Company periodically reviews and updates closure plans and believes that it will meet current regulatory requirements. The Company’s rehabilitation and remediation plans include re-vegetation and dust suppression measures. The Company’s rehabilitation program on its recently deactivated tailings management areas at the Lac des Iles mine include several trial based treatments in an effort to successfully re-vegetate and mitigate dusting events on these areas through continual experimentation and monitoring. The Company will continue to implement innovative rehabilitation treatments on the remained of its tailings management areas through research and monitoring initiatives including the Scientific Research & Experimental Design tax credit program. These efforts have received international peer recognition and are consistent with the Company’s corporate direction to meet and surpass environmental standards.

During 2011, the mine closure obligations for the LDI mine, Sleeping Giant mine and Vezza project were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions. The current mine closure obligations include: LDI mine ($13.9 million), Sleeping Giant mill ($4.4 million), Sleeping Giant mine ($2.1 million) and Vezza project ($434,000).

The Company, in conjunction with the Ontario Ministry of Northern Development and Mines and the Ministère des Resources naturelles et de la Faune du Québec, has established trust funds pursuant to the Company’s plans for eventual clean-up and restoration of the LDI mine site, Vezza project and the Sleeping Giant mill. The LDI mine closure plan requires a total amount of $13 million to be accumulated in the fund over the term of LDI’s operations. The Sleeping Giant mine and mill closure plan requires a total amount of $1.9 million to be accumulated in the fund.

The Company has developed environmental policies, which are communicated to employees through monthly safety training. A committee of the Board of Directors reviews the Company’s environmental policies and programs periodically and oversees the Company’s environmental performance.

During 2011, there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations.

FINANCING

Scotia Credit Facility

In July 2010, the Company entered into a $30 million operating line of credit with the Bank of Nova Scotia, which was increased in July 2011 to $60 million.  The credit facility is secured by the Company’s accounts receivable and inventory and may be used for working capital liquidity and general corporate purposes. At December 31, 2011, the Company had US$48.0 million available to be drawn from the credit facility and US$12.0 million was utilized for letters of credit primarily for reclamation deposits.

2009 Public Offering / Private Placement

On September 30, 2009, the Company completed a bought deal of 16,000,000 units at a price of $3.15 per unit for total gross proceeds of $50.4 million. Each unit consisted of one Common Share and one half of a Common Share purchase warrant of the Company (the “Series A Warrants”). Each whole Series A Warrant entitled the holder to purchase one Common Share at a price of $4.25 per share at any time on or prior to September 30, 2011, subject to early termination in certain circumstances. On December 8, 2010, the Company announced that it elected to accelerate the expiry of the Series A Warrants to January 14, 2011.

On October 8, 2009, the Company issued an additional 2,400,000 units under a 30-day over-allotment option granted to the underwriters. After taking the over-allotment exercise into account, the total gross proceeds to the Company from the unit offering were approximately $58 million.

On October 8, 2009, the Company also completed a bought deal private placement of 4,000,000 flow-through Common Shares at a price of $3.75 per share for total gross proceeds of $15,000,000. The shares were sold by the underwriters to accredited investors in Canada on a private placement basis pursuant to applicable Canadian securities laws.

2010 Public Offering / Private Placement

On April 28, 2010, the Company completed a cross-border bought deal public offering of 20,000,000 units at a price of $5.00 per unit, for total gross proceeds of $100 million. Each unit consisted of one Common Share and one half of a Common Share purchase warrant of the Company (the “Series B Warrants”). Each whole Series B Warrant entitled the holder to purchase one Common Share at a price of $6.50 per share at any time on or prior to October 28, 2011, subject to early termination in certain circumstances.

2011 Flow-Through Financing

On February 18, 2011, the Company completed a bought deal prospectus offering of 2,667,000 flow-through Common Shares at a price of $8.25 per share for total gross proceeds of $22,002,750.

2011 Notes Offering / Private Placement

On October 5, 2011, the Company announced that on October 4, 2011 it sold $70 million of senior secured notes (the “Notes”) by way of a private placement, with Sprott Resource Lending Corporation,

who was the lead investor in the Notes. The Company sold an additional $2 million of senior secured notes and related warrants on November 1, 2011. The Notes bear interest at a rate of 9.25% per year, payable semi annually commencing on March 31, 2012. The Notes will mature on October 4, 2014, with the Company having an option to extend for an additional year.

The Company also issued one palladium warrant with each $1,000 Note. Each warrant held by the note holder entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce (the “Strike Price”), anytime up to October 4, 2014. If exercised, the Company will pay the warrant holder an amount equal to the average of the U.S. dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. The Company has the option to pay the amount owing to the warrant holder in either cash or common shares priced at a 7% discount. The Notes are guaranteed by the Company’s subsidiaries and secured by a first charge on the assets of NAP and the subsidiaries, excluding accounts receivable, inventory and certain other assets, which are pledged in support of the Company’s operating line of credit with the Bank of Nova Scotia.

DIVIDENDS

The Company has not paid any dividends to date on the Common Shares.  The Company intends to retain its earnings, if any, to finance the growth and development of its business. Accordingly, the Company does not expect to pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company’s board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Company’s board of directors may consider relevant.

CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of March 30, 2012, there were 162,960,939 Common Shares of the Company issued and outstanding. The Common Shares issued and outstanding as of March 30, 2012 exclude 5,381,583 Common Shares reserved for issuance pursuant to outstanding stock options, which are exercisable at a weighted average exercise price of Cdn$3.90 per Common Share.

Common Shares

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof to receive any dividends declared by the board of directors and the remaining property of the Company upon dissolution.

There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding are, or will be when issued, fully paid and non-assessable, which means the holders of such Common Shares will have paid the purchase price in full and the Company cannot ask them to pay additional funds.

The Company’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the CBCA. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended by a majority vote of the shareholders voting on such matter. If the by-law amendment is rejected by the shareholders, the by-law ceases to be effective and no subsequent resolution of the board of directors to amend a by-law having substantially the same purpose or effect shall be effective until it is confirmed or confirmed as amended by the shareholders.

Shareholders do not have cumulative voting rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.

The foregoing description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s constating documents, as amended.

Shareholder Rights Plan

On March 22, 2011, the Company’s directors adopted a shareholder rights plan (the “Rights Plan”) which was confirmed by a vote of the shareholders at the May 11, 2011 Annual and Special Meeting of the Shareholders of the Company.  The Rights Plan is similar to plans adopted by other Canadian companies, and was adopted to ensure shareholders are given fair treatment in the event of any take-over bid for the Company’s common shares and provide shareholders adequate time to property evaluate an offer. The Rights Plan provides for the issuance of one right for each outstanding common share of the Company on the occurrence of certain events. Refer to the Rights Plan on SEDAR at www.sedar.com for further details.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed for trading on the NYSE Amex Equities (“NYSE Amex”) under the trading symbol “PAL” and the Toronto Stock Exchange (“TSX”) under the trading symbol “PDL”. The following table sets out the reported high and low closing prices and trading volumes of the Common Shares on the NYSE Amex and the TSX for the periods indicated.

	NYSE Amex			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
2011
January	7.74	6.25	94,742,075	7.72	6.21	27,211,808
February	7.85	6.64	64,699,010	7.77	6.50	19,094,529
March	7.42	5.95	68,526,831	6.88	5.80	28,820,907
April	6.74	5.70	51,543,069	6.47	5.43	9,945,486
May	6.13	3.50	88,176,486	5.83	3.44	24,945,022
June	4.10	3.53	49,433,628	3.98	3.48	8,200,209
July	4.78	3.86	69,004,115	4.55	3.74	11,071,093

	NYSE Amex			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
August	4.37	2.93	69,335,246	4.04	2.90	11,569,422
September	3.83	2.49	35,702,554	3.75	2.57	5,967,074
October	3.45	2.06	39,187,386	3.42	2.21	5,335,305
November	3.54	2.76	28,363,793	3.59	2.83	6,655,806
December	3.27	2.40	27,218,657	3.31	2.48	3,309,890
2012
January	3.12	2.50	36,763,499	3.19	2.37	8,935,315
February	2.97	2.53	34,796,077	2.94	2.50	4,123,985

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the directors and executive officers of the Company as of December 31, 2011. Each director’s current term as director will end on May 11, 2012, or when he resigns or ceases to be a director by operation of law.

Name and Municipality of Residence	Position(s) Held	Principal Occupation
Steven R. Berlin(1)(2) Tulsa, Oklahoma, USA	Director	Retired Financial Executive
William J. Biggar Toronto, Ontario, Canada	Director, President & CEO	President & CEO, North American Palladium Ltd.
C. David A. Comba(1)(3) Burlington, Ontario, Canada	Director	Retired Mining Executive
André J. Douchane (3) Toronto, Ontario, Canada	Chairman and Director	President & CEO, THEMAC Resources Group Limited
Trent C.A. Mell Toronto, Ontario, Canada	Vice President, Corporate Development, General Counsel and Corporate Secretary	Vice President, Corporate Development, General Counsel and Corporate Secretary, North American Palladium Ltd.
Robert J. Quinn(1)(3) Houston, Texas, USA	Director	Partner, Quinn & Brooks LLP
Greg Struble Toronto, Ontario, Canada	Vice President and Chief Operating Officer	Vice President and Chief Operating Officer, North American Palladium Ltd.
Jeffrey A. Swinoga Oakville, Ontario, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer, North American Palladium Ltd.
Gregory J. Van Staveren(1)(2) Toronto, Ontario, Canada	Director	President, Strategic Financial Services
William J. Weymark(2)(3) West Vancouver, B.C., Canada	Director	President, Weymark Engineering Ltd.

(1)           Member of the Audit Committee.

(2)           Member of the Governance, Nominating and Compensation Committee.

(3)           Member of the Technical, Environment, Health and Safety Committee.

Steven R. Berlin:  Mr. Berlin was appointed to the Board of Directors of the Company in February 2001, and is also a director of Orchids Paper Products, an AMEX listed company. At the end of 2005, Mr. Berlin retired from his position as Vice-President of KFOC where he worked part-time for two years following four years of full-time work as Vice-President and Chief Financial Officer. Prior to joining KFOC, Mr. Berlin taught at the University of Tulsa for three years where he also served a year as acting associate Dean of the College of Business and acting Director of the School of Accounting. Before joining the University of Tulsa, Mr. Berlin spent 25 years with Citgo Petroleum Corporation, where he retired as Senior VP Finance and Administration and Chief Financial Officer. Mr. Berlin has a Bachelor’s degree from Duquesne University, a Master of Business Administration from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University.

William J. Biggar:  Mr. Biggar was appointed to the Board of Directors of the Company in October, 2008.  He is an accomplished businessman with extensive experience in mining and in a broad range of industries.  He has served as a Senior Vice-President of Barrick Gold Corporation and Horsham Corporation, as well as Executive Vice-President of Magna International and President and CEO of MI Developments.  Mr. Biggar also has over 12 years of experience as an investment banker and private equity investor.  A Chartered Accountant, he holds Master of Business Administration and Bachelor of Commerce (with distinction) degrees from the University of Toronto.

C. David A. Comba:  Mr. Comba, who has over four decades of experience as an exploration advocate and senior mining executive, was appointed to the Company’s Board of Directors in March 2006. As Chief Exploration Geologist of Falconbridge Limited in Sudbury, Ontario, he led the team that discovered the high-grade footwall deposit that allowed the Thayer Lindsley mine to go into production. Prior to its takeover by Kinross Gold Corporation, Mr. Comba was Vice-President, Exploration of Falconbridge Gold Corporation. Following the takeover, he became President and Chief Executive Officer of Pentland Firth Venture Ltd., a Kinross-controlled junior gold exploration company listed on the TSX. Pentland’s work added the first couple of million ounce resource to the Hammond Reef property Atikokan, Ontario. Mr. Comba was Director of Issues Management with the Prospectors and Developers Association of Canada from 1998 to 2005, during which time he led the successful lobby effort for the re-introduction of enhanced or “super” flow-through shares. Mr. Comba has Bachelor’s and Masters’ degrees in geology from Queen’s University in Kingston, Ontario.

André J. Douchane:  Mr. Douchane is a seasoned mining executive with over 40 years of experience in the mining industry with a solid track record of successfully bringing development projects into production. He was appointed to the Company’s Board of Directors in April 2003, and served as the President and CEO until January 2006. Mr. Douchane is currently the Chief Executive Officer of THEMAC Resources Group Ltd., a Vancouver-based resource company focused on exploring and developing natural resource properties. He previously held senior positions with several precious and base metal international mining companies including President and CEO of Starfield Resources Inc., President and COO of Chief Consolidated Mining Co., and Vice President, Operations of Franco and Euro-Nevada (Newmont Mining Corporation). Mr. Douchane holds a Bachelor’s degree in Mining Engineering from the New Mexico Institute of Mining and Technology and is a graduate of the Executive Business Program at the Kellogg School of Business in Toronto.

Trent C.A. Mell:  Mr. Mell has over 10 years of experience in the mining industry and joined the Company in 2007 as Vice President, General Counsel and Corporate Secretary. In 2008, he also assumed responsibility for Corporate Development and in 2010, for Human Resources. He previously worked in the head offices of Barrick Gold and Sherritt International and has also practiced securities and corporate law with Stikeman Elliott LLP. He holds a B.A., a B.C.L. (with distinction) and a LL.B. (with distinction), each from McGill University, a LL.M. from Osgoode Hall Law School, and is currently pursuing a joint Executive MBA with the Kellogg School of Management in Chicago and the Schulich School of Business in Toronto. Mr. Mell has published two papers on mineral reserve and mineral resource disclosure practices in Canada and around the world.

Robert J. Quinn:  A founding partner of the Houston mining transactional law firm Quinn & Brooks LLP, Mr. Quinn has over 30 years of legal and management experience, including as Vice President and General Counsel for Battle Mountain Gold Company. Appointed to the Board of Directors of the Company in June 2006, he has extensive experience in M&A transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science degree in Business Administration from the University of Denver, a juris doctorate degree from the University of Denver College of Law and has completed two years of graduate work in mineral economics at the Colorado School of Mines.

Greg Struble:  Mr. Struble is a mine engineer with over 30 years of experience in underground mining. Most recently, he served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company, where he was responsible for two underground palladium mines as well as smelter and refinery operations. Prior to this, he worked as underground project manager for Barrick Gold’s Cortez Hills Joint Venture. Mr. Struble has also worked internationally at a number of large gold mines, including as General Manager of the El Penon mine in Chile and the Jerritt Canyon Mines in Nevada.

Jeffrey A Swinoga:  Mr. Swinoga has over nineteen years of experience in the resource, mining and finance industries. He brings a wealth of experience in leading debt and equity transactions, including project financings for mine development. He has served as Senior Vice President, Finance & CFO of MagIndustries Corp., Vice President, Finance & CFO of HudBay Minerals Inc., and was Director, Treasury Finance of Barrick Gold Corporation for seven years. Mr. Swinoga is a Chartered Accountant and also holds a Master of Business Administration degree from the University of Toronto and a Honours Economics degree from the University of Western Ontario. Mr. Swinoga has overall responsibility for the company’s financial activities and Information Technology.

Gregory J. Van Staveren:  Since September 2001, Mr. Van Staveren has been the President of Strategic Financial Services, a private company providing business advisory services. During this period he has sat on the board of a number of publicly traded companies. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo. From February 1998 until September 2001, Mr. Van Staveren was the Chief Financial Officer of MartinRea International Inc (MRE-TSX), and prior to that he was partner in the mining group of KPMG, which he joined in 1980, and where he provided accounting, and advisory services to his clients.

William J. Weymark:  Appointed to the Board of Directors of the Company in January 2007, Mr. Weymark is President of Weymark Engineering Ltd., a Company providing consulting services to businesses in the private equity, construction and resource sector. He is also a director of the VGH & UBC Hospital Foundation Board, and several private companies. Mr. Weymark is also a Member of the Industry Advisory Committee for the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. Until June 2007, Mr. Weymark was President and CEO of Vancouver Wharves/BCR Marine, a transportation firm located on the west coast of British Columbia. Prior to joining Vancouver Wharves in 1991, Mr. Weymark spent 14 years in the mining industry throughout western Canada working on the start-up and operation of several mines.  Mr. Weymark is a Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering from the University of British Columbia and is a graduate of the Institute of Corporate Directors’, Directors Education Program.

The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Company is approximately 594,242, which is less than 1% of the Common Shares issued and outstanding.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted on March 11, 2005.

Mr. Biggar was a director of Mosaic Group Limited from October 1995 to May 2002. In December 2002, Mosaic Group Limited filed for protection from its creditors under the Companies’ Creditor Arrangement Act (Canada). Mr. Biggar was also a director of Cabletel Ltd. from June 2001 to November 2003. In June 2004, Cabletel Ltd. filed a proposal under the Bankruptcy and Insolvency Act (Canada).

Mr. Comba was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004. In July 2002, the Ontario Securities Commission (“OSC”) issued a cease trading order against Black Pearl for failing to meet its continuous disclosure obligations, which order was revoked on October 3, 2002. A second cease trading order was issued by the OSC on February 3, 2004 for failure to file financial statements, which order was revoked on February 18, 2004.

Mr. Quinn is a director of Mercator Minerals Ltd.  On November 8, 2011, an order was issued by the United States Securities and Exchange Commission revoking the registration of Mercator’s common shares in the United States for failing to file periodic reports. On November 8, 2011, the Company filed a Form 40-F registration statement with the Securities and Exchange Commission to re-register Mercator’s common shares in the United States. The Form 40-F registration statement became effective on January 9, 2012.

Conflicts of Interest

There may be potential conflicts to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts or potential conflicts by applicable law. As of the date hereof, the following directors and officers of the Company hold positions with other companies that explore for or produce PGMs or gold or have other business interests which may potentially conflict with the interests of the Company.

Mr. Comba is a director of First Nickel Inc., a TSX-listed company, which owns the Lockerby mine in Sudbury, Ontario, Canada. First Nickel Inc. is a nickel, copper and cobalt producer with platinum group credits that is actively exploring for nickel deposits in Sudbury and south-eastern, Ontario.

LEGAL PROCEEDINGS

The following is a summary of material legal proceedings of which the Company is or has been a party.

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a contract whereby Davidson agreed to construct an expanded tailings management facility at the Lac des Iles mine site. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a labour and material payment bond issued by AXA Pacific Insurance Company. Davidson was the principal named in the bond and the indemnitors were B.R. Davidson Mining & Development Ltd., Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, Sitka Corp., LDI’s engineers, and Aon Reed Stenhouse, the bond broker. In this third party action, Davidson claims under the contract in the amount of $7.9 million, general damages for breach of contract in the amount of $3 million, aggravated, punitive or exemplary damages in the amount of $500,000, loss of equity and equipment in the amount of $3 million by reason of LDI’s failure to pay, contribution and indemnity for any amounts which the indemnitors are required to pay as a result of AXA’s claim against Davidson, costs, and interest. For its part, LDI has two default judgments against Davidson and noted Davidson in default in eight other actions in connection with subtrade claims made against Davidson which were assigned to LDI. LDI’s subtrade actions, costs orders and interest against Davidson total approximately $2 million.

In 2011, the Company became aware that a statement of claim had been filed with the Ontario Superior Court of Justice against the Company and two of its officers regarding a potential class action lawsuit. The statement of claim sought permission of the court to commence a class action proceeding for alleged misrepresentations in the Company’s public disclosure.  The Company has retained legal counsel and intends to vigorously defend the potential claim. At this stage, the Company does not believe the Statement of Claim has any merit and has accordingly not recorded any associated provisions within its consolidated financial statements at December 31, 2011.

From time to time, the Company is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these claims and lawsuits individually and in the aggregate, even if adversely settled, would not be expected to have a material effect on the results of operations or financial condition of the Company and would not exceed ten percent of the current assets of the Company.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Company or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect in any transaction since January 1, 2007 that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, and Computershare Trust Company, N.A. is the co-transfer agent for the Common Shares in the United States.

MATERIAL CONTRACTS

The option and joint venture agreement with Vale governing the Shebandowan Joint Venture described in the section titled “Business Overview — Shebandowan West Project” and the smelting and refining agreement with Xstrata described in the section titled “Lac des Iles Mine — Overview — Smelting and Refining” are contracts that are material to the Company and are still in effect.

In addition, the Company entered into a trust indenture dated as of October 4, 2011 between the Company, the guarantors party thereto and Computershare Trust Company of Canada in respect of the issuance and creation of the Notes described in the section titled “Financing - 2011 Notes Offering / Private Placement”.

INTERESTS OF EXPERTS

Information relating to the Company’s mineral properties in this AIF has been derived from reports prepared by: RPA under the supervision of Richard E. Routledge, Jason J. Cox, Kevin C. Scott and Leo R. Hwozdyk; Fred H. Brown, Laila Sedore (Potvin), Des Cullen; Vincent Jourdain, Donald Trudel, Marc-André Lavergne; InnovExplo under the supervision of Carl Pelletier and Pierre-Luc Richard; RPA under the supervision of Bernard Salmon and Petr Pelz; P&E Mining Consultants Inc. in collaboration with RPA and Nordmin Resources & Industrial Engineering under the supervision of Malcolm Buck, Eugene Puritch, Alfred Hayden, Chris Dougherty, Richard E. Routledge and William Bawden; Michel Bouchard, Kevin Small, David Penna, Valere Larouche and Tyson C. Birkett and has been included in reliance on such persons’ expertise. Each of these individuals is a qualified person as such term is defined in NI 43-101 and, with the exception of Laila Sedore (Potvin), Vincent Jourdain, Donald Trudel and Michel Bouchard, who were employees of the Company at the time of publication and Kevin Small, David Penna, Valere Larouche and Tyson Birkett who are employees of the Company, is independent from the Company.

None of RPA, Richard E. Routledge, Jason J. Cox, Kevin C. Scott, Leo R. Hwozdyk, Fred H. Brown, Laila Sedore (Potvin), Des Cullen, Vincent Jourdain, Donald Trudel, Marc-André Lavergne, InnovExplo, Carl Pelletier, Pierre-Luc Richard, Bernard Salmon, Petr Pelz, P&E Mining Consultants Inc., Nordmin Resources & Industrial Engineering, Malcolm Buck, Eugene Puritch, Alfred Hayden, Chris Dougherty, William Bawden, Michel Bouchard, Kevin Small, David Penna, Valere Larouche and Tyson C. Birkett, each being companies or persons who have prepared or supervised the preparation of reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. To the knowledge of the Company, as at the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

Other than as indicated above, neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The auditors of the Company are KPMG LLP, Chartered Accountants (“KPMG”) of Toronto, Ontario.  KPMG reports that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

RISK FACTORS

The Company’s securities are subject to the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations.

Commodity price fluctuations.

The Company’s earnings are directly related to commodity prices as its revenues are derived from sales of palladium and gold, and to a lesser extent, by platinum, nickel and copper produced from its Lac des Iles mine and Vezza project.  Commodity prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including production at other mines, supply from recycling, producer hedging activities, the state of the automotive industry, other production and investor demands and overall political and economic conditions. The price of palladium is affected by global supply and demand for the commodity, the availability and cost of substitutes and supply from Russia and South Africa, the two major PGM producing countries. An increased supply of palladium from Russia or South Africa could have a negative impact on the price of palladium.

Further, the prices of palladium and platinum have on occasion been subject to very rapid short-term changes because of the smaller size of the market relative to other metals. The aggregate effect of these factors is impossible to predict with any accuracy.

If the price for palladium drops, this will affect the Company’s financial performance and results of operations adversely. Historically, changes in the market price of palladium have significantly impacted the Company’s profitability and the trading price of the Common Shares. In October 2008, when the market prices of palladium and by-product metals fell below the Company’s total cash costs of production, the Company suspended operations at its Lac des Iles mine.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar.

Changes in the Canadian dollar/U.S. dollar exchange rate significantly affect the Company’s operating results and cash flow. Exchange rate movements can have a significant impact as all of the Company’s revenues are earned in U.S. dollars but most of its operating and capital costs are incurred in Canadian dollars. As a result, a strengthening Canadian dollar relative to the U.S. dollar will result in reduced profit or increased losses for the Company. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. The Company does not currently hedge its foreign exchange exposure against the effects of currency fluctuations. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

In addition, changes in currency exchange rates, and particularly a significant weakening of the South African rand relative to the U.S. dollar, could reduce relative costs of production and improve the competitive cost position of South African PGM producers.

Deterioration of general economic conditions.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. The deterioration of economic conditions generally, could negatively impact the Company’s business in several ways.  For instance, in recent years financial conditions have been characterized by market volatility, tight credit markets and reduced consumer confidence and business activity, which have negatively impacted the Company’s revenues and the market price of the Common Shares.

In addition, a prolonged or significant global economic contraction could put downward pressure on market prices of PGMs, particularly if demand for PGMs decline in connection with consumer demand, since PGMs are used in the production of items such as automobiles, electronics and jewellery.

In addition, some purchasers of PGMs, such as automobile manufacturers, could experience serious cash flow problems due to deteriorating global capital markets. Approximately half of global demand of palladium and platinum is for the manufacture of automotive catalytic converters.  Auto companies and other PGM purchasers may be forced to reduce their product lines or production, shut down their operations or file for bankruptcy protection, which would have a material adverse effect on the Company’s business.

Inability to meet production level and operating cost estimates.

Planned production levels and operating costs are estimates, with the estimates in respect of the Lac des Iles mine being based on the Company’s experience in operating such mine. All of the Company’s estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The Company cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated. For example, production levels for 2008 were considerably lower than initial estimates as a result of the decision to place the Lac des Iles mine on temporary care and maintenance.

Inaccuracy of mineral resource and reserve estimates.

The calculation of mineral resources, mineral reserves and grades are merely estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable. Mineral resources that are not mineral reserves do not have demonstrated economic viability and mineral reserve estimates are based on certain assumptions, including metal prices. Until mineral resources or mineral reserves are actually mined and processed, the quantity of reserves or resources and their respective grades must be considered as estimates only. Any material change in the quantity of mineral resources, mineral reserves, grade or stripping ratio may affect the economic viability of the Company’s properties.

The Company cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons: (1) actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports; (2) increases in the capital or operating costs of the mine; (3) changes in the life-of-mine plan; or (4) the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the orebody or the processing of new or different grades if and when operations resume, may adversely affect the Company.

Decreases in the market price of palladium, gold or other metals may render the mining of reserves uneconomic.

The mineral resource and reserve figures presented in this AIF are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of palladium, platinum, gold, nickel and copper will be produced. Factors such as metal price fluctuations, increased production costs, reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

The mineral reserve and mineral resource estimates for the LDI mine assume the following long-term prices:  For the Roby Zone, Open Pit and Stockpiles US$350 per ounce for palladium, US$1,400 per ounce for platinum, US$850 per ounce for gold, US$6.50 per pound for nickel and US$2.00 per pound for copper; and for the Offset Zone US$475 per ounce for palladium, US$1,500 per ounce for platinum, US$1,100 per ounce for gold, US$9.00 per pound for nickel and US$3.00 per pound for copper.  The mineral resources for the Vezza mine assume long-term prices of US$1,200 per ounce for gold. Mineral reserve and resource estimates would be lower than estimated to the extent the actual metal prices are lower than assumed.

Increased demand for, and cost of, exploration, development and construction services and equipment.

The overall strength of the metal market has resulted in an increase in exploration, development and construction activities around the world, resulting in increased demand for, and cost of, exploration, development and construction services and equipment.  The costs of such services and equipment could increase in the future, which could result in delays if services or equipment cannot be obtained in a timely manner.

Future exploration at the Lac des Iles mine, the Vezza project or at the Company’s other exploration properties may not result in increased mineral resources or mineral reserves.

As mines have a depleting asset base, the Company actively seeks to replace and expand its mineral resources and mineral reserves through exploration and development, strategic acquisitions and joint ventures. The Company has conducted exploration programs on the Lac des Iles property, the Vezza project and elsewhere with the objective of increasing total mineral resources and mineral reserves. Exploration for minerals involves many risks and uncertainties and is frequently unsuccessful. Among the many uncertainties inherent in any exploration and development program are the location of mineralized zones, the development of appropriate metallurgical processes, the receipt of necessary governmental permits to mine a deposit and the construction of mining and processing facilities. Assuming discovery of an economic mineralized zone, several years may elapse from the completion of the exploration phase until commercial production commences and during such time the economic feasibility of production may change. There can be no assurance that the Company’s current exploration and development programs will result in economically viable mining operations or yield new mineral resources and mineral reserves to replace current mineral resources and mineral reserves. This could prevent the Company from sustaining its targeted production levels over the long term, which could affect its ability to continue as a going concern.

Risks of acquisitions and the failure to integrate acquired mining properties.

As part of its development strategy, the Company intends to acquire additional mining properties, including gold properties, where such transactions are economically and strategically justified. However, there can be no assurance that the Company will be able to identify attractive acquisition candidates in the future or that it will succeed at effectively managing the integration of acquired mining properties. If the expected synergies from such transactions do not materialize, or if the Company fails to integrate such new mining properties successfully into its existing business, or if acquired businesses or properties have unexpected liabilities, the Company’s results of operations could be adversely affected.

The risks and hazards associated with mining and processing pose operational and environmental risks.

Mining and processing operations involve many risks and hazards, including, among others: metallurgical and other processing problems; unusual and unexpected rock formations; ground or slope failures or underground cave-ins; environmental contamination; industrial accidents; fires; flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature; organized labour disputes or work slow-downs; mechanical equipment failure and facility performance problems; and the availability of critical materials, equipment and skilled labour.  These risks could result in: damage to, or destruction of, the Company’s properties or production facilities, personal injury or death; environmental damage; delays in mining or processing; increased production costs; asset write downs; monetary losses, and legal liability.

The Company cannot be certain that its insurance will cover all of the risks associated with mining and processing or that it will be able to maintain insurance to cover these risks at economically feasible premiums. The Company could also become subject to liability for hazards against which it cannot insure or against which the Company may elect not to insure because of high premium costs or commercial impracticality. Such events could result in a prolonged interruption in operations that would have a negative effect on the Company’s ability to generate revenues, profits and cash flow. Losses from such events may increase costs and decrease profitability.

Failure to achieve or maintain projected production levels for its mining operations.

The Company’s future prospects will be negatively affected if the Lac des Iles mine or Vezza project fail to achieve or maintain projected production levels. Unforeseen conditions or developments could arise during the ongoing development and operation of the Lac des Iles mine, Vezza project, or other properties, which could increase costs and adversely affect the Company’s ability to generate revenue and profits. These conditions may include, among others: shortages or unanticipated increases in the cost of equipment, materials or skilled labour; delays in delivery of equipment or materials; labour disruptions; adverse weather conditions or natural disasters; accidents; unforeseen engineering, design, environmental or geological problems; and unanticipated changes in the life-of-mine plan or the ultimate mine design.

Title to the Company’s mineral properties cannot be guaranteed.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Additionally, there can be no guarantee that potential aboriginal rights claims to the Company’s mineral properties will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project. A successful challenge to the area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The exploration and development of the Company’s properties could require additional financing.

The exploration and development of the Offset Zone at the Lac des Iles mine, Vezza project, and other properties could require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration activities, development or production on any or all of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

The Company is dependent on a third party for smelting and significantly refining its palladium.

The Company has a smelter agreement with Xstrata, which provides for the smelting and refining of the metals contained in the concentrates produced at the Lac des Iles mine. The termination of the agreement or the failure to renew the agreement on acceptable terms, or at all, could have a material adverse effect on the Company’s financial performance and results of operations until such time as alternative smelting and refining arrangements could be made or alternative purchasers of the Company’s concentrates could be found. If the Company is required to make alternative refining arrangements or to find alternative purchasers, there can be no assurance that such arrangements would be on terms as favourable to the Company as its existing agreement with Xstrata.

Inability to renew collective agreements on acceptable terms.

The Company’s collective agreement with the United Steelworkers of America, which represents the hourly employees at the Lac des Iles mine will expire on May 31, 2012. The inability to renew this agreement on acceptable terms could have a material adverse effect on the Company and could potentially delay or prevent operations at the Lac des Iles mine. In addition, work stoppages or strikes at the Lac des Iles mine or Vezza project could have a material adverse effect on the results of operations and financial performance of the Company.

Environmental and other regulatory requirements.

Environmental laws and regulations affect the exploration, development, mining and processing operations of the Company. These laws and regulations set various standards regulating the environment and require the Company to obtain various operating approvals and licenses. Environmental legislation generally provides for restrictions and prohibitions on emissions of various substances produced in association with mining operations, such as seepage from tailings containment facilities, which could result in environmental pollution.

In addition, amendments to current laws or regulations governing mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in costs, reductions in levels of production, or delays in the development of new mining properties. In addition to existing requirements, it is expected that new environmental legislation may be implemented in the future with the objective of further protecting human health and the environment. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels, product demand, and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Company to predict their impact.

A breach of such legislation could result in the issuance of governmental orders, imposition of fines and penalties and, in certain circumstances, could result in the loss of operating licenses or approvals, or the suspension of the Company’s operations. Significant liabilities could be imposed for damages or clean-up costs in the event of damage to the environment or non-compliance with environmental laws or regulations, which may have a material adverse impact on the Company’s operations or financial results. If the Company fails to obtain or maintain the necessary operating approvals or licenses or it may not be able to continue its operations in its usual manner or at all.

The Company cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental legislation or that steps to bring the Company into compliance would not have a negative effect on its financial condition and results of operations.

The cost of complying with environmental legislation may be significant.

The Company’s operations are subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls on activities relating the exploration, development and production activities. The cost to the Company of obtaining operating approvals and licenses and abiding by environmental legislation, standards and controls may be significant.

The Company will be responsible for all costs of closure and reclamation at the Lac des Iles mine, the Vezza project, and the Sleeping Giant mine.  In addition, to the extent that the Company’s exploration activities at other projects, disturb the land or some other environmental attribute, the Company may incur clean-up and other reclamation costs at such projects.  During 2011, the Company’s mine closure obligations were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions. The current mine closure obligations include: LDI mine ($13.9 million), Sleeping Giant mill ($4.4 million), Sleeping Giant mine ($2.1 million) and Vezza project ($434,000).

The Company, in conjunction with the Ontario Ministry of Northern Development and Mines and the Ministère des Resources naturelles et de la Faune du Québec has established trust funds for eventual clean-up and restoration of these sites.  There can be no assurance that the closure and reclamation costs for the Lac des Iles mine or the Sleeping Giant mine will not substantially exceed the Company’s estimates, or that any trust funds available will cover these costs.

Changes in environmental legislation or in its enforcement, new information on existing environmental conditions or other events, including changes in environmental controls or standards or in their enforcement, may increase future environmental expenditures or otherwise have a negative effect on the Company’s financial condition and results of operations.

Compliance with current and future government regulations may cause the Company to incur significant costs.

The Company’s activities are subject to extensive Canadian federal and provincial legislation governing matters such as mine safety, occupational health, labour standards, prospecting, exploration, production, exports, toxic substances, explosives, management of natural resources, price controls, land use, water use and taxes. Compliance with this and other legislation could require the Company to make significant capital outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on the Company’s financial position. The Company cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions including possible shut-downs of the Lac des Iles mine and future operations, as applicable.

The Company is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.

Throughout the normal course of business, the Company is required to obtain and renew governmental permits for exploration, operations and expansion of existing operations or for the development of new projects. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control, including the interpretation of requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company’s expectations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Company’s revenues and future growth.

If the Company loses key personnel or is unable to attract and retain personnel, the Company’s mining operations and prospects could be significantly harmed.

The Company is dependent upon the services of a small number of members of senior management. The Company’s current operations and its future prospects depend on the experience and knowledge of these individuals. The Company does not maintain any “key person” insurance. The loss of one or more of these individuals could have a material adverse effect on the Company’s mining operations and results of operations.

The Company faces competition from other larger suppliers of PGMs and gold and from potential new sources of PGMs and gold.

The Company competes globally with other PGM and gold producers and suppliers, some of which are significantly larger and have access to greater mineral reserves and financial resources. In addition, recycling and new mines could increase the global supply of palladium and gold. The Company may not be successful in competing with these existing and emerging PGM and gold producers and suppliers.

Current and future litigation and regulatory proceedings may impact the revenue and profits of the Company.

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations.

In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities in connection with its activities at the Lac des Iles mine, the Sleeping Giant mine or its other properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of operations of the Company. The Company’s current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

The development of new technology or new alloys could reduce the demand for palladium and platinum.

Demand for palladium and platinum may be reduced if manufacturers in the automotive, electronics and dental industries find substitutes for palladium or platinum. The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs could result in a decrease in demand for palladium and platinum. Furthermore, if the automotive industry were to develop automobiles that do not require catalytic converters, such as pure electric vehicles, it could significantly reduce the demand for palladium and platinum. High prices for palladium or platinum would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Company’s financial condition and results of operations.

The Company’s credit facility and the Notes provide for events of default, some of which are beyond the Company’s control.

The Company has a credit facility to borrow money to finance its operations.  The credit facility and the Notes contain certain events of default, some of which may be beyond the Company’s control, the occurrence of which could require the Company to pay back immediately all amounts borrowed under such credit facility or the Notes, as applicable.

The Company’s hedging activities could expose it to losses.

From time to time, the Company may engage in hedging activities to manage its exposure related to currencies, interest rates and commodity prices. While hedging related to realized metal prices may protect the Company against low metal prices, it may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Lack of infrastructure could delay or prevent the Company from developing its projects.

Completion of the development of the Company’s advanced exploration projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that: the development of the Company’s projects will be completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume; or the ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and equivalent Canadian legislation.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) and equivalent Canadian legislation. Both SOX and Canadian legislation require management to assess annually the effectiveness of the Company’s internal control over financial reporting (“ICFR”).

The Company may fail to maintain the adequacy of its ICFR as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective ICFR in accordance with Section 404 of SOX and equivalent Canadian legislation. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to improve its ICFR.

Difficulty of investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a Canadian corporation, with its principal place of business in Canada. A majority of the Company’s directors and officers and some or all of the experts named in this AIF are residents of Canada and a significant portion of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this AIF are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.  In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee is responsible for assessing the performance of the Company’s auditors and for reviewing the Company’s financial reporting and internal controls. The Committee has adopted a charter, ratified by the Board, which describes roles and responsibilities to the members of the Committee.

The Audit Committee mandate is set out in full beginning on page 85.

Composition of the Audit Committee

The Audit Committee is comprised of Messrs. Berlin (chairman), Van Staveren, Comba and Quinn.

Relevant Education and Experience

Messrs. Berlin, Van Staveren, Comba and Quinn are independent as such term is defined in MI 52-110 and are financially literate. Each of the members has the requisite qualification to serve on the Audit Committee.  Mr. Berlin has received a CPA, a bachelor’s degree from Duquesne University, an MBA from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University. Mr. Van Staveren has received a CA and a CPA designation and was a former partner at KPMG LLP.  Each of Messrs. Comba and Quinn has had extensive management and board experience in the mining industry.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Company’s external auditors are pre-approved by the Audit Committee.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, the Company’s external auditors for the fiscal years ended December 31, 2011 and 2010, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for such years were $556,000 and $476,000, respectively. KPMG was first appointed as the Company’s auditors as of December 31, 2004.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2011 and 2010 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company’s financial statements for that year were $30,000 and $81,500, respectively. In 2011, these fees were paid for services rendered in connection with the 2011 prospectus filing. In 2010, these fees were paid for services rendered in connection with the 2010 prospectus filings.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2011 and 2010 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $104,765 and $20,400, respectively. Tax services included preparation of corporate tax returns and review of tax provisions. In 2011, such fees were paid for the preparation of federal/provincial tax returns and tax compliance services. In 2010, such fees were paid for the preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2009 ($17,200), and in relation to the research of tax benefits and other tax related issues ($3,200).

All Other Fees

Other products and services provided included accounting support. The aggregate fees billed by KPMG for the fiscal years ended December 31, 2011 and 2010 for products and services provided by KPMG, other than the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

ADDITIONAL INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically on EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular. As well, additional financial information is provided in the Company’s annual financial statements for the year ended December 31, 2011 and management’s discussion and analysis of operations and financial results.

AUDIT COMMITTEE MANDATE

Composition

The Audit Committee shall consist of a minimum of three directors of the Company.

(a)           The Audit Committee shall be comprised entirely of independent directors, as such term is defined by applicable laws and related rules and regulations, and rules of relevant stock exchanges (collectively referred to as “Applicable Laws”).  For clarity, US Applicable Laws means those applicable to foreign private issuers.

Notwithstanding the foregoing sentence, a member is exempt from the independence requirements if permitted by Applicable Laws.  The appointment of the non-independent director shall be disclosed in the next proxy circular mailed to shareholders. If there is reliance on curing provisions, notice shall be given to the stock exchanges immediately upon learning of the circumstances that resulted in the non-compliance.

(b)           A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

Qualifications and Experience

At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the Company’s financial statements.

(a)           At least one member (the “financial expert”) of the Committee must have:

(i)            An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

(ii)           The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(iii)          Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)          An understanding of internal controls and procedures for financial reporting; and

(v)           An understanding of audit committee functions.

(b)          The financial expert must have acquired the foregoing attributes through one or more of the following:

(i)            Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)           Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)          Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)          Other relevant experience.

Mandate and Responsibilities

The Audit Committee shall:

(a)           Review and assess the adequacy of the Audit Committee mandate on an annual basis;

(b)           Meet with the Company’s external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

(c)           Review the annual financial statements of the Company and “management’s discussion and analysis” and recommend the financial statements for approval to the Board;

(d)           Review and approve interim financial statements of the Company and “management’s discussion and analysis” prior to filing with the securities regulatory authorities and delivery to shareholders;

(e)           Obtain explanations from management on all the significant variances between comparative reporting periods and, in respect the annual financial statements, question management and the external auditor regarding the significant financial reporting issues discussed during the fiscal period and the method of resolution;

(f)            Be responsible for:

(i)            Ensuring that a written statement is obtained from the external auditor describing all relationships between the external auditor and the Company;

(ii)           Discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

(iii)          Determining that the external auditors have a process in place to address the rotation of the lead partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers;

(g)           Assess the performance of the external auditors and recommend to the Board annually or as they may otherwise determine a duly qualified external auditor to be nominated (for appointment or retention) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(h)           Review the plan and scope of the audit to be conducted by the internal (if any) and external auditors of the Company;

(i)            Approve, or recommend to the Board for approval, the compensation of the external auditors;

(j)            Directly oversee the work of the external auditors, including reviewing the Company’s critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

(k)           Pre-approve all audit and permitted non-audit services to be provided to the Company or its subsidiary entities by its external auditors or the external auditors of the Company’s subsidiary, in accordance with Applicable Laws;

(l)            Review all post-audit or management letters containing the recommendations of the external auditor and management’s response or follow-up of any identified weakness;

(m)          Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

(n)           Oversee the governance of management’s Disclosure Committee;

(o)           Review all annual and interim earnings press releases;

(p)           Determine that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than disclosure in the Company’s financial statements, management’s discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

(q)           Establish procedures for:

(i)            The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)           The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(r)            Enquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management about internal controls, including an assessment of risk with respect to financial reporting;

(s)           Review and approve all related party transactions;

(t)            Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company;

(u)           Have such other duties, powers and authorities, consistent with the provisions of the Canada Business Corporations Act, as the Board may, by resolution, delegate to the Audit Committee from time to time.

Authority

The Audit Committee shall have the authority:

(a)           For the purpose of performing their duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and internal (if any) and external auditors of the Company and its affiliates;

(b)           To engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c)           To set and pay the compensation for any advisors employed by the Audit Committee, including without limitation, compensation to any public accounting firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Company;

(d)           To set and pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties; and

(e)           To communicate directly with the internal (if any) and external auditors.

Proceedings

The following shall apply to the proceedings of the Audit Committee.

(a)           The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing.  All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chairman of the meeting shall not have a second or casting vote.

(b)           A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting.  Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

(c)           The Audit Committee Chairman shall periodically report to the Board of Directors on the activities of the Audit Committee.

(d)           The external auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee.

(e)           The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

(f)            The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

IMPERIAL-METRIC CONVERSION TABLE

Imperial	Metric
1 troy ounce	31.103 grams
1 ton, short	0.907 tonnes
1 troy ounce per ton	34.286 grams per tonne
1 foot	0.305 metres
1 mile	1.609 kilometres
1 acre	0.405 hectares

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this document:

“2750538” means 2750538 Canada Inc.

“Accurassay” means Accurassay Laboratories, a division of Assay Laboratory Services Inc.

“Agnico-Eagle” means Agnico-Eagle Mines Ltd.

“Agreement” means option joint venture agreement between the Company and Vale dated December 3, 2003.

“AIF” means this Annual Information Form.

“Applicable laws” means rules of relevant stock exchanges.

“Auramet Agreement” means platinum and palladium purchase agreement between the Company and Auramet Trading LLC dated as of January 19, 2007.

“ball mill” means a rotary grinding mill which uses metal balls to reduce ore to a fine particle size.

“breccia” means a textural description of a rock which is composed of angular rock fragments.

“Cadiscor” means Cadiscor Resources Inc.

“Cambridge” means Cambridge Resources Corp.

“catalyst” is a substance which, when present in small amounts, modifies the rate or efficiency of a chemical reaction of other substances without being consumed in the process.

“catalytic converter” means a pollution control device, fitted to the exhaust systems of vehicles powered by internal combustion engines. This device contains platinum, palladium and sometimes rhodium, which assist in the conversion (oxidation) of carbon monoxide and hydrocarbons into carbon dioxide and water.

“CBCA” means the Canada Business Corporations Act.

“CICA Handbook” means the Handbook of the Canadian Institute of Chartered Accountants.

“Common Shares” means the common shares of the Company.

“Company” means North American Palladium Ltd.

“concentrate” means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

“concentrator” or “processing plant” means a plant or facility which processes ore brought from the mine and removes most of the valuable mineral or metal from the ore and discards most of the barren portion of the ore as tailings.

“Cowboy Zone” means the underground PGM Zone at the Lac des Iles mine located 30 to 60 metres to the west of the Offset Zone and extends for up to 250 metres along strike and 300 metres down dip.

“CRM” means certified reference material.

“cut-off grade” is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and PGM prices.

“Davidson” means B.R. Davidson Mining & Development Ltd.

“diamond drilling” means rotary drilling using diamond impregnated bits to produce a solid continuous core sample of the underlying rock.

“Discovery Report” means the NI 43-101 Technical Report on the Discovery project dated August 1, 2008 prepared by InnovExplo.

“EM” means electromagnetic.

“ETFs” means exchange traded funds.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“feasibility study” means a program to establish whether a mineral deposit can be successfully mined considering technical and economic parameters.

“flotation circuit” means a series of flotation tanks or cells which recover metal by means of flotation. Flotation is a milling process by which some mineral particles are induced to float and others to sink. The valuable minerals are thereby concentrated and separated from the worthless waste.

“Flordin Report” means the updated 43-101 resource estimate on the Flordin gold deposit prepared for the Company by InnovExplo of Val D’Or and released on August 26, 2011.

“Fund” means the trust fund established by the Company in conjunction with the Ministry pursuant to the Company’s mine closure plan for eventual clean-up and restoration of the the Lac des Iles mine and the Shebandowan property sites.

“gabbro” means a dark, course-grained intrusive rock usually composed of angular rock fragments.

“grade” means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

“head grade” means the quantity of valuable mineral or metal contained in each tonne of ore delivered to the concentrator.

“HMDC” means Homestake Mineral Development Company.

“ICFR” means the Company’s internal control over financial reporting.

“IFRS” means International Financial Reporting Standards.

“indicated resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“InnovExplo” means InnovExplo Inc.

“intrusion/intrusive” means a mass of igneous rock that was injected and solidified within the earth’s crust.

“iridium” means hard, brittle, silver-white platinum group metal used for pen tips, jewellery, resistance wiring, electronic contacts and electrodes.

“KFOC” means Kaiser-Francis Oil Company.

“LDI” means Lac des Iles Mines Ltd.

“LDI Report” means the N1 43-101 Technical Report on the Lac des Iles mine dated November 2, 2010 prepared by RPA.

“mafic rocks” means rocks composed of 40 to 90% mafic minerals (PGM deposits are usually hosted in mafic and untramafic intrusive rocks).

“MBI” means the Mine Block Intrusive.

“measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“measured resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Midland” means Midland Exploration Inc.

“mineral reserve” means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“Ministry of Mines” means the Ontario Ministry of Northern Development, Mines and Forestry.

“NAP Quebec” means NAP Quebec Mines Ltd.

“NARM” means North American Rare Metals Ltd.

“NSR” means a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

“Notes” means the $72 million of senior secured notes issued by the Company in October and November 2011 in $1,000 denominations, bearing interest at a rate of 9.25% per year, payable semi annually commencing on March 31, 2012.

“NQ” refers to a common diameter size of core.

“NYSE AMEX” means NYSE Amex Equities.

“Offset Zone” means the mineralized zone located below and approximately 250 metres to the west of the Lac des Iles underground mine orebody.

“ore” means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

“osmium” means a rare, hard white metal.

“ounce” or “oz.” is a unit of weight measure. In the precious metals industry a troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

“Outlaw Zone” means the 750 metre long underground exploration hole located to the west of the Offset Zone, which is a potential zone of mineralization at the Lac des Iles mine.

“overburden” means unconsolidated material that overlies a mineral deposit and must be removed prior to mining.

“P&E” means P&E Mining Consulting Inc.

“palladium” means a white, ductile, malleable precious metal that does not tarnish at normal temperatures. Wide applications range from electronics, dentistry, jewellery and automotive catalytic converters.

“PGEs” means platinum group elements.

“PGMs” means “Platinum Group Metals”. Platinum Group Metals include platinum, palladium, rhodium, ruthenium, osmium and iridium. All PGMs have catalytic qualities and resist corrosion and are chemically inert over a wide range of temperatures.

“probable mineral reserve” means the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“professional association”, for the purposes of the definition of a qualified person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that has been given authority or recognition by statute; admits members primarily on the basis of their academic qualifications and experience; requires compliance with the professional standards of competence and ethics established by the organization; and has disciplinary powers, including the power to suspend or expel a member.

“PXN” means Pyroxenite.

“pyroxenite” means an ultramafic rock which predominantly contains the mafic mineral pyroxene (Mg-rich silicate).

“qualified person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member in good standing of a professional association.

“rhodium” means a silver-white metal of the platinum family resistant to tarnishing and used as an electrode posit, or alloyed with platinum to manufacture thermocouples.

“Rights Plan” means the shareholder rights plan of the Company.

“Roby Zone” means the previously operated open pit and the underground mine which is currently in production on the Lac des Iles property.

“RPA” means Roscoe Postle Associates Inc.

“SAG” means a semi-autogenous grinding mill. A SAG mill is one in which steel balls are added to the mill charge to supplement the grinding capabilities of the larger pieces of ore.

“Scoping Study” means the preliminary economic assessment effective August 16, 2010 on the Offset Zone at the Lac des Iles mine completed for the Company by P&E Mining Consultants Inc., with input from other consulting firms.

“SEC” means the United States Securities and Exchange Commission.

“Shebandowan Report” means the N1 43-101 technical report on the Shebandowan property dated August 9, 2007 prepared by Des Cullen, F.H. Brown and Laila Sedore (Potvin).

“Sheridan Group” means Sheridan Platinum Group Inc. and John Patrick Sheridan.

“SG Report” means the NI 43-101 technical report on the Sleeping Giant gold mine dated March 31, 2010 prepared by Vincent Jourdain.

“SOX” means the Sarbanes Oxley Act.

“Strike Price” means US$620 per ounce of palladium.

“stripping ratio” means the ratio of units of waste material required to be removed to facilitate the mining of one unit of economic material.

“tailings” means that portion of the ore which remains after the valuable minerals have been extracted.

“tailings impoundment” means a containment area constructed to hold tailings.

“TMF” means tailings management facility.

“ton” means a short ton, equivalent to 2,000 pounds.

“tonne” means a metric measure consisting of 2,204.6 pounds or 1,000 kilograms.

“TSX” means the Toronto Stock Exchange.

“ultramafic” means rocks composed of greater than 90% mafic minerals (PGM deposits are usually hosted in mafic and ultramafic intrusive rocks).

“Updated SG Report” means the updated NI 43-101 technical report on the Sleeping Giant gold mine dated April 20, 2011 prepared by Vincent Jourdain, Donald Trudel and Marc-André Lavergne.

“UTM” means the Universal Transverse Mercator coordinate system, a grad coordinate system.

“Vale” means Vale Limited.

“waste” means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

“Xstrata” means Xstrata Nickel.